                                          424(b)(4)
                                          Registration Nos.
                                          333-82273
                                          333-83445

--------------------------------------------------------------------------------
 Pinnacle Holdings Inc.
 11,000,000 Shares
 Common Stock

--------------------------------------------------------------------------------

 This is a public offering of common stock of Pinnacle Holdings Inc. We are offering 11,000,000 shares of common stock of which 2,350,000 are being offered by the selling stockholders listed under the heading "Selling Stockholders" on page 59 and 8,650,000 are being offered by us. The international underwriters are offering 2,140,000 shares outside the United States and Canada and the U.S. underwriters are offering 8,860,000 shares in the United States and Canada.

 Our common stock trades on the Nasdaq National Market under the symbol "BIGT". On July 21, 1999, the last reported sale price of our common stock was $25.75 per share.

 Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

 NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                            Per
                                                           Share     Total
                                                          ------- ------------
   Public offering price                                  $25.00  $275,000,000
   Underwriting discounts and commissions                 $ 1.125 $ 12,375,000
   Proceeds, before expenses, to Pinnacle Holdings Inc.   $23.875 $206,518,750
   Proceeds, before expenses, to selling stockholders     $23.875 $ 56,106,250

 We and the selling stockholders have granted the underwriters the right to purchase up to 1,650,000 additional shares at the public offering price to cover any over-allotments.

 The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payments in Baltimore, Maryland on July 27, 1999.

 Deutsche Banc Alex. Brown
    Merrill Lynch & Co.
        Raymond James & Associates, Inc.
            Salomon Smith Barney
               Banc of America Securities LLC

 The date of this Prospectus is July 22, 1999.

                         [PICTURES OF VARIOUS TOWERS]

                  [MAP OF U.S. INDICATING COMPANY'S CURRENT
                     TOWER SITES AND PENDING TOWER SITES.]

                               PROSPECTUS SUMMARY

   As used in this Prospectus, unless the context otherwise requires, "we," "us," "our," "Company" or "Pinnacle" refers to Pinnacle Holdings Inc., the issuer of the Common Stock, and its subsidiaries. The following summary contains basic information about us and this offering. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire Prospectus and the documents we have referred you to.

                                  THE COMPANY

Overview

   We are the leading independent provider of wireless communications site space in the Southeastern United States. We rent space on communications sites to providers of wireless communication services such as PCS, cellular, paging, SMR, wireless data transmission and radio and television broadcasting. We believe renting communications site space allows us to achieve the highest cash flow margins with the lowest level of risk on the capital we invest in the communications site business. As a result of our extensive base of existing communications sites, we believe that we are well positioned to continue benefiting from the growth opportunities in the rapidly consolidating tower industry and from the strong demand for tower rental space fueled by the growing demand for wireless services.

   Since our formation in May 1995, we have focused on creating a portfolio of communications site clusters by concentrating our presence in high growth markets such as Atlanta, Birmingham, New Orleans, Orlando and Tampa. As of
June 30, 1999, we have completed 279 acquisitions, acquiring 965 communications sites and have constructed an additional 108 towers. Currently we have agreements or letters of intent to acquire 1,971 additional communications sites, including an agreement with Motorola, Inc. ("Motorola") to acquire 499 owned sites, 526 "managed" sites and 833 "leased" sites for $255 million plus fees and expenses (the "Motorola Antenna Site Acquisition"). Managed sites are tower or rooftop communications sites owned by others where we would have the exclusive right to market antenna space on these sites. Leased sites are tower or rooftop communications sites owned by others that we would have a non-exclusive right to market antenna space. The pending Motorola Antenna Site Acquisition will enhance our strong position in the Southeast, expand our existing presence in the Northeast and West and introduce us to new markets in the Midwest. Following the closing of the Motorola Antenna Site Acquisition and the additional communications sites which are currently subject to agreement or a letter of intent we will have 1,685 owned communications sites, 560 managed communications sites and 833 leased communications sites. This offering is not conditioned upon the consummation of the Motorola Antenna Site Acquisition and we cannot assure you that we will consummate the Motorola Antenna Site Acquisition. See "--Recent Developments." We had annualized site rental revenue and EBITDA on a pro forma basis of $143.8 million and $64.1 million, respectively, based upon the three months ended March 31, 1999, of which $83.7 million and $26 million, respectively, are derived from the pending Motorola Antenna Site Acquisition. For the purpose of this Prospectus, EBITDA on a pro forma basis is defined as earnings (loss) from operations before depreciation and amortization after giving effect to the pro forma acquisitions referenced in this Prospectus. See "Our Unaudited Pro Forma Financial Data."

   We currently have over 800 customers renting space on one or more of our communications sites. Our tenants consist of all forms of wireless communications providers, operators of private wireless networks and government agencies, including Southern Communications, Nextel, Sprint PCS, PageNet, Motorola, BellSouth Mobility, MobileMedia Communications, Teletouch, Skytel, Pagemart, Federal Bureau of Investigation and Bureau of Alcohol, Tobacco & Firearms. Our customers are generally responsible for the installation of their own equipment and the incremental utility costs associated with that equipment.

In addition, adding customers on a communications site does not increase monitoring, maintenance or insurance costs. Therefore, when new customers are added to a communications site, we are able to increase revenue at low incremental cost, thereby increasing cash flow margins.

   We believe that "same tower" revenue growth is a meaningful indicator of our success in growing our business. Same tower revenue growth is measured by comparing the annualized revenues of our communications sites at the end of a period to the annualized revenues for the same sites at the end of a prior period without considering revenues from the communications sites we acquired during the period. Taking into consideration leases for new tenants, as of December 31, 1998 we experienced same tower revenue growth of approximately 20% for the year ended December 31, 1998 on the base of communications sites we owned as of December 31, 1997.

Our Business and Growth Strategy

   Our objective is to create value both by capitalizing on our position as the leading provider of wireless communications site space in the Southeastern United States and applying our focused marketing and cluster enhancing strategy to new markets we may enter, including markets where Motorola sites are located.

  . Marketing and Development Strategy. We aggressively market space on our communications sites to leverage our fixed costs over a broader base of customers. The key elements of our marketing and development strategy include:

   --owning and assembling clusters of communications sites in high growth regions, which we believe allows us to offer our customers the ability to rapidly and efficiently fulfill their network expansion plans across a particular market or region;

   --targeting a diversified customer base that uses differing types of wireless technologies with different height requirements to maximize the utilization of our communications sites;

   --using our customer relationships and our established reputation as a highly professional and reliable communications site space provider;

   --premarketing communications site rental space to new wireless communications service providers based on the market intelligence we gain by tracking FCC filings; and

   --using information obtained from our customers concerning their future expansion plans to guide our acquisition and new construction programs.

  . Acquisition Strategy. We believe that growth through acquisition is an attractive strategy because it allows us to choose the location of our communications sites, acquire sites with existing tenants and capacity to add additional tenants, and avoid unprofitable "build-to-suit" mandates. The key elements of our acquisition strategy include:

   --targeting population centers and key transportation corridors in wireless communications markets where there is evidence of high growth potential;

   --selecting communications sites that will allow us to create or enhance a cluster of sites in a given area;

   --employing a disciplined process to acquire communications sites that have existing cash flow and potential for significant future cash flow growth from additional tenants; and

   --committing significant personnel to identifying, negotiating, and closing communications site acquisitions.

  . New Tower Construction Strategy. We also selectively construct new towers in and around major markets where we already have a presence to enhance our existing communications site clusters. We do not pursue large build-to-suit mandates or engage in speculative construction projects. During 1997, 1998 and the first three months of 1999, we constructed 22, 47 and 16 towers, respectively. We estimate that we will identify 80 to 100 new tower build opportunities in the next year. The key elements of our tower build program include:

   --learning our customers' network build-out plans through our sales and marketing relationships and identifying suitable tower construction sites based on that information; and

   --rapidly beginning construction after identifying an attractive opportunity.

Our Strengths

   We believe the following to be the strengths of our business:

  . Focus on Communications Site Rental Business. We focus on the rental of communications site space as opposed to other aspects of the tower industry such as site acquisition services or tower construction services. Furthermore, we do not engage in large scale "build-to-suit" programs, preferring instead to focus on our core acquisition strategy and complimentary selective construction strategy designed to enhance coverage in targeted markets;

  . Communications Site Portfolio. We believe that the size of our portfolio coupled with our focus on creating and enhancing clusters of communications sites create significant competitive advantages by enabling us to provide our customers with multiple communications sites in a given area;

  . Successful Acquisition Strategy. Our acquisition process identifies communications sites that typically have existing cash flow and enhance our existing portfolio. We have demonstrated the ability to identify, successfully negotiate the purchase of, and integrate what we believe to be value enhancing acquisitions; and

  . Ability to Increase Rental Revenue. Our aggressive marketing efforts to all major wireless communication providers have resulted in the signing of a significant number of new tenants over the last four years. Additional tenants increase the operating leverage of our communications site portfolio and generally increase our overall cash flow margins. We have generated a cumulative increase in total monthly revenues for the 29 towers acquired in 1995 of approximately 133% through December 31, 1998. In addition, the 119 towers acquired in 1996 and the 134 towers acquired in 1997 have experienced cumulative increases in total monthly revenues of approximately 68% and 14%, respectively, through December 31, 1998.

Recent Developments

 Pending Motorola Antenna Site Acquisition

   On June 29, 1999, we executed a definitive agreement to acquire 1,858 communications sites, including 499 owned sites, 526 managed sites, and 833 leased sites from Motorola for $255 million plus fees and expenses. We will finance the Motorola Antenna Site Acquisition by (1) borrowing approximately $225 million under our credit facility, of which $25 million was advanced by a letter of credit issued to Motorola on June 29, 1999, and (2) (x) borrowing under our credit facility to the extent additional borrowing is then available,
(y) applying a portion of the net proceeds from this offering or (z) a combination of both (x) and (y) above. See "Description of Indebtedness" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Liquidity and Capital Resources." The Motorola communications sites are largely clustered in urban areas throughout the United States and Canada with over 50% of the owned sites overlapping with our existing communications site portfolio. We believe that the Motorola Antenna Site Acquisition will greatly enhance our ability to offer our customers attractive tower clusters in high growth markets and transportation corridors. In addition, the managed sites we expect to acquire in the Motorola Antenna Site Acquisition will enable us to provide our customers premier urban rooftop sites such as the World Trade Center in New York, Sears Tower in Chicago and the Allied Bank Building in Houston. We believe these sites will allow us to further diversify our customer base by providing us with an inventory of high altitude sites in urban areas. For the three months ended March 31, 1999, the Motorola communications sites generated $20.9 million and $6.5 million in site rental revenue and EBITDA on a pro forma basis, respectively. See "Risk Factors--There may be risks associated with the Motorola Antenna Site Acquisition." This offering is not conditioned upon the consummation of the Motorola Antenna Site Acquisition and we cannot assure you that we will consummate the Motorola Antenna Site Acquisition.

 Recent and Other Pending Acquisitions

   We have recently completed or we have executed letters of intent or purchase agreements with respect to certain acquisitions for an aggregate purchase price of approximately $40 million. Among the communications sites we recently acquired are (1) 28 radio towers, associated building and equipment for a purchase price of approximately $15 million and (2) 30 communications towers and associated equipment, ground leases and leases of communications site space to tenants for a purchase price of approximately $7.8 million. We funded those acquisitions with borrowings under our credit facility. We expect to pay for approximately $16.2 million of other pending acquisitions with either proceeds from this offering, borrowings under our credit facility or a combination thereof. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 Second Quarter 1999 Results

   For the three months ended June 30, 1999, our revenues increased by approximately 93% to $13.7 million from $7.1 million during the same period in 1998. Tower level cash flow increased to $11.1 million for the second quarter from $5.5 million during the same period last year. EBITDA grew to $8.6 million for the second quarter compared to $2.3 million for the same quarter last year. The net loss for the second quarter was $12.1 million compared to $9.2 million for the same period in 1998. During the second quarter we closed on the acquisition of 49 communications sites and built 15 towers. Additionally, during that period, we augmented 12 of our existing towers in order to accommodate new tenants. The information relating to the second quarter 1999 results is preliminary and you are cautioned that final audited results may differ from these results.

                               THE OFFERING(/1/)

   The offering of 8,860,000 shares of our Common Stock in the United States and Canada and the offering of 2,140,000 shares of our Common Stock outside the United States and Canada are collectively referred to in this Prospectus as this "offering."

Common Stock offered:

 By Pinnacle............  8,650,000 shares

 By the Selling
  Stockholders..........  2,350,000 shares
                         -----------------


  Total................. 11,000,000 shares
                         =================


Common Stock to be
 outstanding after this
 offering(/2/).......... 40,675,951 shares

Use of Proceeds......... We intend to use the net proceeds of this offering to initially repay a limited amount of debt under our
                         credit facility, invest a substantial portion of the
                         proceeds in short-term liquid securities and then, upon
                         the expected consummation of the Motorola Antenna Site
                         Acquisition, repay a substantial amount of debt under
                         our credit facility, pay for a portion of the purchase
                         price of the Motorola Antenna Site Acquisition and fund
                         future acquisitions. In the event that the Motorola
                         Antenna Site Acquisition is not consummated, we shall
                         apply the net proceeds of this offering as described
                         above, except that the proceeds that would otherwise be
                         used to pay for the Motorola Antenna Site Acquisition
                         will be used to further reduce our debt and to fund
                         acquisitions. The net proceeds of this offering
                         received by the Selling Stockholders will not be
                         available to us. See the "Use of Proceeds" section of
                         this Prospectus for further details.

Risk Factors............ See "Risk Factors" beginning on page 9 for a discussion of factors you should carefully consider before
                         deciding to invest in our Common Stock.

NASDAQ National Market
 Symbol................. "BIGT"

--------
(1) Does not include 1,650,000 shares of Common Stock subject to a 30-day over-allotment option granted to the underwriters half by us and half by the Selling Stockholders.
(2) Excludes approximately 3,000,000 shares of Common Stock reserved for issuance pursuant to our stock incentive plan, 2,749,692 of which are subject to outstanding options.

   Our headquarters are located at 1549 Ringling Boulevard, Third Floor, Sarasota, Florida 34236, and our telephone number is (941) 364-8886. Our website is www.pinnacletowers.com. The information provided on our website is not incorporated into this Prospectus.

                      OUR SUMMARY HISTORICAL AND UNAUDITED
                     PRO FORMA CONSOLIDATED FINANCIAL DATA

   The following table presents our summary historical and unaudited pro forma consolidated financial data. The summary historical consolidated financial data for the period of inception (May 3, 1995) through December 31, 1995 and for each of the three years ended December 31, 1996, 1997 and 1998 were derived from our consolidated historical financial statements contained elsewhere in this Prospectus including their related notes, which have been audited by PricewaterhouseCoopers LLP, independent certified public accountants. The unaudited consolidated statement of operations data for the three months ended March 31, 1998 and 1999 are derived from our unaudited consolidated financial statements, which are contained elsewhere in this Prospectus. The unaudited pro forma consolidated financial data as of and for the three months ended March 31, 1998 and 1999 were derived from our Unaudited Pro Forma Consolidated Financial Statements contained elsewhere in this Prospectus. The summary financial information should be read in conjunction with, and is qualified in its entirety by, the information contained in our audited consolidated financial statements and their related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Our Unaudited Pro Forma Financial Data" and "Our Selected Historical Consolidated Financial Data" included elsewhere in this Prospectus.

   The following summary unaudited pro forma statement of operations data have been prepared to reflect the results of our operations as if each of the following had been completed as of January 1, 1998:

  . all individually insignificant acquisitions completed during 1998;

  . acquisitions of other communications sites completed since January 1, 1999;

  . the Southern Towers Acquisition described elsewhere in this Prospectus.
    See "Business--Our Acquisition Strategy;"

  . the MobileMedia Acquisition described elsewhere in this Prospectus. See
    ""Business--Our Acquisition Strategy;''

  . the Motorola Antenna Site Acquisition;

  . other individually insignificant acquisitions of communications sites businesses for which we have entered into agreements or letters of intent to acquire as of June 30, 1999, and that we believe are probable;

  . related financing of the acquisitions referred to above;

  . our initial public stock offering in February 1999 ("IPO"); and

  . this offering and the application of the net proceeds therefrom as described under "Use of Proceeds."

   To the extent not consummated prior to April 1, 1999, the pro forma balance sheet data as of March 31, 1999 have been prepared as if each such transaction referred to above was completed by March 31, 1999. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The pro forma consolidated financial data do not purport to present what our results of operations or financial position would actually have been, or to project our results of operations or financial position at any future period.

                          Period from                                                               Pro Forma
                           Inception                                                 Three         as Adjusted
                            (May 3,                                                  Months         for Three
                             1995)                                  Pro Forma        Ended           Months
                            through    Years Ended December 31,    as Adjusted     March 31,          Ended
                          December 31, --------------------------  December 31, -----------------   March 31,
                              1995      1996     1997      1998        1998      1998      1999       1999
                          ------------ -------  -------  --------  ------------ -------  --------  -----------
                                             (in thousands, except per share amounts)
Statement of Operations
 Data:
Site rental revenue.....     $  733    $ 4,842  $12,881  $ 32,019    $142,198   $ 5,373  $ 12,008   $  35,956
Direct site operating
 expenses, excluding
 depreciation and
 amortization...........        181      1,135    2,633     6,166      59,749       851     2,233      14,587
                             ------    -------  -------  --------    --------   -------  --------   ---------
Gross profit, excluding
 depreciation and
 amortization...........        552      3,707   10,248    25,853      82,449     4,522     9,775      21,369
Other expenses:
General and
 administrative (a).....        306        916    1,367     4,175      16,087       420       843       3,430
Corporate development
 (a)....................        369      1,421    3,723     6,382       6,382     1,289     1,711       1,711
State franchise, excise
 and minimum taxes......        --          26       67       686         686        70       201         201
Depreciation............        282      2,041    6,335    22,513      75,087     2,951     8,994      19,187
                             ------    -------  -------  --------    --------   -------  --------   ---------
Loss from operations....       (405)      (697)  (1,244)   (7,903)    (15,793)     (208)   (1,974)     (3,160)
Interest expense........        181      1,155    6,925    12,300      29,742     3,103     3,900       6,220
Amortization of original
 issue discount and debt
 issuance costs.........         59        164      292    16,427      20,565       610     5,429       5,429
                             ------    -------  -------  --------    --------   -------  --------   ---------
Loss before
 extraordinary item.....       (645)    (2,016)  (8,461)  (36,630)    (66,100)   (3,921)  (11,303)    (14,809)
                             ======    =======  =======  ========    ========   =======  ========   =========
Extraordinary loss from
 Extinguishment of
 debt...................        --         --       --      5,641       5,641       --        --          --
                             ------    -------  -------  --------    --------   -------  --------   ---------
Net loss................       (645)     2,016   (8,461)  (42,271)    (71,741)   (3,921)  (11,303)    (14,809)
                             ======    =======  =======  ========    ========   =======  ========   =========
Dividends and accretion
 on preferred stock.....        --         --       --      3,094         --        --      2,930         --
                             ------    -------  -------  --------    --------   -------  --------   ---------
Loss attributable to
 common stock...........     $ (645)   $(2,016) $(8,461) $(45,365)   $(71,741)  $(3,921) $(14,233)  $ (14,809)
                             ======    =======  =======  ========    ========   =======  ========   =========
Basic loss per common
 share:
 Loss before
  extraordinary item....      (6.32)     (8.10)  (27.29)   (95.03)      (1.63)     (.43)     (.79)       (.36)
 Extraordinary item.....        --         --       --     (13.50)       (.14)      --        --          --
                             ------    -------  -------  --------    --------   -------  --------   ---------
 Net loss...............     $(6.32)   $ (8.10) $(27.29) $(108.53)   $  (1.76)  $  (.43) $  (0.79)  $    (.36)
                             ======    =======  =======  ========    ========   =======  ========   =========
Weighted average number
 of shares of common
 stock..................        102        249      310       418      40,676     9,116    18,068      40,676
Other Operating Data:
Tower Level Cash Flow
 (b)....................     $  552    $ 3,707  $10,248  $ 25,853    $ 82,449   $ 4,522  $  9,775   $  21,369
Tower Level Cash Flow
 Margin (c).............       75.3%      76.6%    79.6%     80.7%       58.0%     84.2%     81.4%       59.4%
Adjusted EBITDA (b).....     $  246    $ 2,791  $ 8,881  $ 21,678    $ 66,362   $ 4,102  $  8,932   $  17,939
Adjusted EBITDA Margin
 (c)....................       33.6%      57.6%    68.9%     67.7%       46.7%     76.3%     74.4%       49.9%
EBITDA Before Franchise,
 Excise and Minimum
 Taxes (b)..............     $ (123)   $ 1,370  $ 5,158  $ 15,296    $ 59,980   $ 2,813  $  7,221   $  16,228
EBITDA Before Franchise,
 Excise and Minimum
 Taxes Margin (c).......        --        28.3%    40.0%     47.8%       42.2%     52.4%     60.1%       45.1%
EBITDA (b)..............     $ (123)   $ 1,344  $ 5,091  $ 14,610    $ 59,294   $ 2,743  $  7,020   $  16,027
EBITDA Margin (c).......        --        27.8%    39.5%     45.6%       41.7%     51.1%     58.5%       44.6%
Number of Sites: (d)
 Beginning of period....          0         33      156       312         --        312       876         --
 Sites acquired during
  the period............         29        119      134       517         --        238       109         --
 Sites constructed
  during the Period.....          4          4       22        47         --          9        16         --
 End of period..........         33        156      312       876         --        559     1,001       3,078

                                                                            Pro Forma
                                    December 31,                           As Adjusted
                          ------------------------------------  March 31,   March 31,
                           1995     1996      1997      1998      1999        1999
                          -------  -------  --------  --------  ---------  -----------
Balance Sheet Data:
Cash and cash
 equivalents............  $    31  $    47  $  1,694  $ 13,801  $  1,276    $  1,276
Working capital
 deficit................   (1,077)  (1,477)  (12,790)   (9,270)  (14,741)    (15,151)
Tower assets, net.......   11,532   48,327   127,946   473,942   553,889     893,561
Total assets............   13,972   55,566   143,178   516,148   584,527     976,976
Total debt..............    5,523   30,422   120,582   433,218   353,878     532,971
Mandatorily redeemable
 stock:
 Senior Preferred
  Stock.................      --       --        --     29,882       --          --
 Class B Common Stock...    1,200    1,200     1,761     1,761       --          --
 Class D Common Stock...      --       --        --        --        --          --
Junior Preferred Stock..      --       --        --     59,929       --          --
Common Stock............      --       --        --        --         32          40
Additional paid-in
 capital................    7,051   24,881    25,876    33,137   276,566     481,627
Stock subscription
 receivable.............     (180)     --        --        --        --          --
Common stock warrants...      --       --        --      1,000       --          --
Accumulated deficit.....     (645)  (2,661)  (11,123)  (53,394)  (64,697)    (64,697)
                          -------  -------  --------  --------  --------    --------
Stockholders' equity....  $ 6,226  $22,220  $ 14,753  $ 40,672  $211,901    $416,970

--------
(a) "General and administrative" expenses represent those costs directly related to the day-to-day management and operation of our communications sites. "Corporate development" expenses represent costs incurred in connection with acquisitions and the development of new business initiatives, and consists primarily of allocated compensation, benefits and overhead costs that are not directly related to the administration or management of existing sites.
(b) "Tower Level Cash Flow" is defined as site rental revenue minus site operating expenses, excluding depreciation and amortization. "Adjusted EBITDA" represents earnings (loss) from operations before depreciation, amortization, corporate development expenses and state franchise, excise and minimum taxes. "EBITDA Before Franchise, Excise and Minimum Taxes" represents earnings (loss) from operations before depreciation, amortization and state franchise, excise and minimum taxes. "EBITDA" represents earnings (loss) from operations before depreciation and amortization. We have included Tower Level Cash Flow, Adjusted EBITDA, EBITDA Before Franchise, Excise and Minimum Taxes and EBITDA in Other Operating Data because we believe such information may be useful to you in evaluating our ability to service our debt. Tower Level Cash Flow, Adjusted EBITDA, EBITDA Before Franchise, Excise and Minimum Taxes and EBITDA should not be considered as an alternative to Gross Profit, net loss or net cash provided by operating activities (or any other measure of performance in accordance with generally accepted accounting principles) as a measure of our ability to meet our cash needs or as an indication of our operating performance. Moreover, Tower Level Cash Flow, Adjusted EBITDA, EBITDA Before Franchise, Excise and Minimum Taxes and EBITDA are not standardized measures and may be calculated in a number of ways. Accordingly, the Tower Level Cash Flow, Adjusted EBITDA, EBITDA Before Franchise, Excise and Minimum Taxes and EBITDA information provided may not be comparable to other similarly titled measures provided by other companies.
(c) Represents Tower Level Cash Flow, Adjusted EBITDA, EBITDA Before Franchise, Excise and Minimum Taxes and EBITDA each as a percentage of site rental revenue.
(d) Includes sites that we manage, including 13 communications sites we acquired in 1997, 17 communications sites we acquired in 1998, and, 1,359 communications sites we expect to acquire upon the consummation of the pending Motorola Antenna Site Acquisition.

                                 RISK FACTORS

   Before you invest in our Common Stock, you should be aware that the occurrence of any of the events described in this Risk Factors section and elsewhere in this Prospectus could have a material adverse effect on our business, financial condition and results of operations. You should carefully consider these risk factors, together with all of the other information included in this Prospectus, before you decide to purchase our Common Stock. This Prospectus contains certain forward-looking statements that involve risks and uncertainties.

We have a history of operating losses. We have generated losses from operations and negative cash flow, and we may continue to do so.

   We have incurred losses from continuing operations in each of the fiscal years since our inception. As a result, for the years ended December 31, 1997 and 1998 and the three months ended March 31, 1999, our earnings were insufficient to cover combined fixed charges by approximately $0.8 million, $9.3 million and $1.7 million, respectively. We expect to continue to experience net losses in the future, principally due to interest charges on outstanding indebtedness and substantial charges relating to depreciation of our existing and future assets. These net losses may be greater than the net losses we have experienced in the past.

Our substantial indebtedness could adversely affect our financial condition.

   We have now, and after this offering will continue to have, a high level of indebtedness. As of March 31, 1999, on a pro forma as adjusted basis after giving effect to this offering, the application of the proceeds therefrom and the consummation and financing of the pending acquisitions, we would have had $533.0 million of indebtedness outstanding.

   Our high level of indebtedness could have important consequences to you. For example, it could:

  . make it more difficult for us to satisfy our obligations with respect to our indebtedness;

  . increase our vulnerability to general adverse economic and industry conditions;

  . limit our ability to obtain additional financing;

  . require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures or other general corporate purposes;

  . limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

  . place us at a competitive disadvantage relative to our competitors with less debt.

We may incur substantially more debt. This could further exacerbate the risks described above.

   We may incur substantial additional debt in the future. The terms of our outstanding debt do not fully prohibit us from doing so. If new debt is added to our current levels, the related risks that we now face could intensify. See "Capitalization," "Our Selected Historical Consolidated Financial Data" and "Description of Indebtedness."

We will require a significant amount of cash to service our indebtedness and meet our other liquidity needs. Our ability to generate cash depends on many factors beyond our control.

   Our ability to meet our debt service and other obligations will depend on our future performance, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We anticipate the need for substantial capital expenditures in connection with our future expansion plans.

   If we are unable to generate sufficient cash flow from operations to service our indebtedness and fund our other liquidity needs, we will be forced to adopt an alternative strategy that may include actions such as reducing, delaying or eliminating acquisitions, tower construction and other capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. There can be no assurance that any of these alternative strategies could be effected on satisfactory terms, if at all, and the implementation of any of these alternative strategies could have a negative impact on the value of our Common Stock. We may also need to refinance all or a portion of our debt on or before maturity. We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

There may be risks associated with the Motorola Antenna Site Acquisition.

   On June 29, 1999, we entered into an agreement, subject to certain conditions, with Motorola to purchase 1,858 communication sites, including 499 owned sites, 526 managed sites and 833 leased sites for a purchase price of $255 million plus fees and expenses (the "Motorola Purchase Agreement"). The Motorola Antenna Site Acquisition would have increased our revenues and EBITDA on a pro forma basis by $85.1 million and $23.7 million, respectively, for the year ended December 31, 1998. The Motorola Antenna Site Acquisition and the terms of the Motorola Purchase Agreement may be subject to anti-trust law clearance. We cannot assure you that the Motorola Antenna Site Acquisition will receive anti-trust law clearance, if required, or that the Motorola Antenna Site Acquisition will ultimately be consummated. Additionally, most of the leases to be assumed in connection with the Motorola Antenna Site Acquisition are cancelable by either party on short-term notice. We cannot assure you that tenants on the sites obtained in the Motorola Antenna Site Acquisition will not cancel their leases. Additionally, Motorola's revenues decreased from $89.1 million in 1997 to $85.6 million in 1998, and from $21.7 million for the three month period ended March 28, 1998 to $21.1 million for the three month period ended April 3, 1999. The decrease was primarily the result of a reduction in the number of communications sites used by Nextel for its analog SMR business. We anticipate that Nextel will continue to phase out its analog SMR business for the forseeable future.

   Due to timing, logistical and other constraints, we may not have the ability to access, analyze and verify all information regarding title and other issues related to the Motorola sites prior to closing the Motorola Antenna Site Acquisition. If within the 18 month period (three years for certain title matters) following the closing of the Motorola Antenna Site Acquisition, we determine that Motorola has breached any of the representations or warranties set forth in the Motorola Purchase Agreement, we have the right to obtain indemnification from Motorola for certain losses suffered as a result of any such breach in an amount not to exceed approximately $63 million. However, except as otherwise set forth above, we will not be compensated for defects in title or other site-related and other issues. Accordingly, our ability to recover damages that we may suffer as a result of any such defects may be limited.

We are a holding company. Our only source of cash is from distributions from our subsidiaries.

   We are a holding company with no operations of our own and conduct all of our business through our subsidiaries. Our only significant asset is the outstanding capital stock of our subsidiaries. We are wholly dependent on the cash flow of our subsidiaries and dividends and distributions from our subsidiaries to us in order to service our current indebtedness and any of our future obligations. The ability of our subsidiaries to pay such dividends and distributions will be subject to, among other things, the terms of any debt instruments of our subsidiaries then in effect and applicable law. Our rights, and the rights of our creditors, to participate in the distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization will be subject to the prior claims of such subsidiary's creditors, except to the extent that Pinnacle is itself recognized as a creditor of such subsidiary, in which case our claims would still be subject to the claims of any secured creditor of such subsidiary. As of March 31, 1999, after giving effect to the acquisitions referred to herein on a pro forma as adjusted basis, the aggregate amount of debt and other obligations of our subsidiaries (including trade payables current, long-term and other liabilities) plus other debt would have been approximately $560 million. See "Dividend Policy."

We will not be able to effect our business plan if we do not have the required cash.

   Our business plan is materially dependent upon the acquisition of additional suitable communications sites at prices we consider reasonable in light of the revenue we believe we will be able to generate from such sites when acquired. We will need significant additional capital to finance future acquisitions as well as our tower construction plan and other capital expenditures. During 1996, 1997 and 1998, we made capital investments aggregating approximately $42.2 million, $88.4 million and $372.1 million, respectively, in communications site acquisitions, site upgrades and new tower construction. We estimate capital investments in 1999 and 2000 will be approximately $500.1 million and $120 million, respectively. We cannot assure you that our actual cash requirements will not materially exceed our estimated capital requirements and available capital. We historically have financed our capital expenditures through a combination of borrowings under bank credit facilities, a senior discount notes offering, bridge financings, equity issuances, seller financing and cash flow from operations. Significant additional acquisition or tower construction opportunities will create a need for additional capital financing. If our revenue and cash flow are not as expected, or if our borrowing base is reduced as a result of operating performance, we may have limited ability to access necessary capital. We cannot assure you that adequate funding will be available as needed or, if available, on terms acceptable to us or permitted under the terms of our existing indebtedness. The terms of additional debt financing could have important consequences to you. See "--The terms of our indebtedness impose significant restrictions on us." In addition, to qualify and remain qualified as a REIT, we must distribute to our stockholders 95% of our taxable income computed without regard to net capital gains and deductions for distributions to our stockholders and 95% of certain foreclosure income. If made, such distributions could reduce the amount of cash available to us to effect our business plan. Insufficient available funds may require us to scale back or eliminate some or all of our planned expansion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

The terms of our indebtedness impose significant restrictions on us.

   Certain provisions of the indenture governing our 10% senior discount notes due 2008 dated as of March 20, 1998 by and between us and The Bank of New York, as trustee (the "Indenture"), contain covenants that restrict our ability to:

  . incur additional indebtedness;

  . incur liens;

  . make investments;

  . pay dividends or make certain other restricted payments;

  . consummate certain asset sales;

  . consolidate with any other person; and

  . sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

   In addition, our credit facility requires us to comply with certain financial ratios and tests, under which we are required to achieve certain financial and operating results. Our ability to meet these financial ratios and tests may be affected by events beyond our control, and there can be no assurance that they will be met. In the event of a default under our credit facility, the lenders may declare the indebtedness immediately due and payable, which would result in a default under the Indenture. We cannot assure you that we will have sufficient assets to pay indebtedness outstanding under our credit facility and our 10% senior discount notes. Any refinancing of our credit facility is likely to contain similar restrictive covenants. See "Description of Indebtedness."

We depend on acquisitions and the integration of those acquisitions into our business.

   Our business plan is materially dependent upon the acquisition of additional suitable communications sites at prices we consider reasonable in light of the revenue we believe we will be able to generate from these sites when acquired. Since our inception, however, the prices of acquisitions within the industry have generally increased over time. Additionally, we compete with certain wireless communications providers, site developers and other independent communications site owners and operators for acquisitions of communications sites, some of which have greater financial and other resources than we have. Increased demand for acquisitions may result in fewer acquisition opportunities for us as well as higher acquisition prices. Our inability to grow by acquisition or to accurately estimate the amount of revenue that will be generated from such acquisitions may affect us adversely. Although we believe that opportunities may exist for us to grow through acquisitions, we cannot assure you that we will be able to identify and consummate acquisitions on terms we find acceptable. Certain provisions of our credit facility and our 10% senior discount notes may limit our ability to effect acquisitions. See "--Our substantial indebtedness could adversely affect our financial condition." Further, we cannot assure you that we will be able to profitably manage and market the space on additional communications sites acquired or successfully integrate acquired sites with our operations and sales and marketing efforts without substantial costs or delays. Acquisitions involve a number of potential risks, including the potential loss of customers, increased leverage and debt service requirements, combining disparate company cultures and facilities and operating sites in geographically diverse markets. Accordingly, we cannot assure you that one or more of our past or future acquisitions may not have a material adverse effect on our financial condition and results of operations. See "Business--Our Acquisition Strategy."

If we fail to protect our rights against persons claiming superior rights in our communications sites, our business may be adversely affected.

   Our real property interests relating to our communications sites consist of fee interests, leasehold interests, private easements and licenses, easements and rights-of-way. We generally obtain title insurance on fee properties we acquire and rely on title warranties from sellers. Our ability to protect our rights against persons claiming superior rights in communications sites depends on our ability to:

  . recover under title policies, the policy limits of which may be less than the purchase price of the particular site;

  . in the absence of insurance coverage, realize on title warranties given by the sellers, which warranties often terminate after the expiration of a specific period, typically one to three years; and

  . realize on title covenants from landlords contained in leases.

The loss of any significant customer could adversely affect our business.

   We have certain customers that account for a significant portion of our revenue. MobileMedia Communications and its affiliates and Southern Communications and certain of its affiliates would have accounted for approximately 24% and 11%, respectively, of our revenue, on a run rate basis, at December 31, 1998. After the Motorola Antenna Site Acquisition, Nextel will represent approximately 13% of our revenues. Southern Communications holds leases with initial terms of 10 years each. MobileMedia Communications holds a lease with an initial term of 15 years. The loss of one or more of these major customers, or a reduction in their utilization of our communications site rental space due to their insolvency or other inability or unwillingness to pay, could have a material adverse effect on our business, results of operations and financial condition. See "Business--Our Customers and Customer Leases."

There are significant risks associated with construction of new towers.

   As of March 31, 1999, we had 11 towers under construction and 50 additional tower projects in various stages of development. The success of our growth strategy is dependent in part on our ability to construct new towers. Such construction can be delayed by factors beyond our control, including zoning and local permitting requirements, availability of erection equipment and skilled construction personnel and weather conditions. Certain communities have placed restrictions on new tower construction or have delayed granting permits required for construction. In addition, as the pace of tower construction has increased in recent years, manpower and equipment needed to erect towers have been in increasing demand. Additionally, we cannot assure you that build opportunities will become available that meet our economic criteria. Our expansion plans call for a significant increase in construction activity. We cannot assure you that we will be able to overcome the barriers to new construction or that the number of towers planned for construction will be completed. Our failure to complete the necessary construction could have a material adverse effect on our business, financial condition and results of operations. See "Business--Our New Tower Construction Strategy."

We compete with companies that have greater financial resources.

   We face competition for customers from various sources, including:

  . wireless communications providers and utility companies that own and operate their own communications site networks and lease communications site space to other carriers;

  . site development companies that acquire space on existing communications sites for wireless communications providers and manage new tower construction;

  . other independent communications site companies; and

  . traditional local independent communications site operators.

   Wireless communications providers that own and operate their own communications site networks generally are substantially larger and have greater financial resources than we have. We believe that site location and capacity, price, quality of service, type of service and density within a geographic market historically have been and will continue to be the most significant competitive factors affecting communications site rental companies. We believe that competition for communications site acquisitions will increase and that additional competitors will enter the tower rental market, certain of whom may have greater financial and other resources than we have. See "Business--Our Competition."

Our business depends on demand for wireless communications.

   Substantially all of our revenue is derived from leases of communications site space, most of which are with wireless communications providers. Accordingly, our future growth depends, to a considerable extent, upon the continued growth and increased availability of cellular and other wireless communications services. We cannot assure you that the wireless communications industry will not experience severe and prolonged downturns in the future or that the wireless communications industry will expand as quickly as forecasted. The wireless communications industry, which includes paging, cellular, personal communications services ("PCS"), fixed microwave, specialized mobile radio ("SMR"), enhanced specialized mobile radio ("ESMR") and other wireless communications providers, has undergone significant growth in recent years and remains highly competitive, with service providers in a variety of technologies and two or more providers of the same service (up to seven for PCS) within a geographic market competing for subscribers. The demand for rental space on our communications sites is dependent on a number of factors beyond our control, including the following:

  . demand for wireless services;

  . financial condition and access to capital of wireless communications providers;

  . strategy of wireless communications providers with respect to owning or leasing communications sites;

  . government licensing of broadcast rights;

  . changes in telecommunications regulations; and

  . general economic conditions.

   The demand for space on our communications sites is primarily dependent on the demand for wireless communications services. A slowdown in the growth of the wireless communications industry in the United States would depress network expansion activities and reduce the demand for our communications sites. In addition, a downturn in a particular wireless segment as a result of technological competition or other factors beyond our control could adversely affect the demand for rental communications sites. Advances in technology could also reduce the need for site-based transmission and reception. In addition, wireless services providers often enter into "roaming" and "resale" arrangements that permit providers to serve customers in areas where they do not have facilities. Specifically, in most cases, these arrangements are intended to permit a provider's customers to obtain service in areas outside the provider's license area or, in the case of resale arrangements, to permit a provider that does not have any licenses to enter the wireless marketplace.

   Current Federal Communications Commission ("FCC") rules, which are subject to sunset requirements that vary from service to service and market to market, also give licensed wireless service providers the right to enter into roaming and resale arrangements with other providers licensed to serve overlapping service areas. Such roaming and resale arrangements could be viewed by some wireless service providers as superior alternatives to constructing their own facilities or leasing space on communications sites that we own. If such arrangements were to become common, there could be a material adverse effect on our prospects, financial condition and results of operations. See "Business-- Industry Background."

Our business requires compliance and approval with regulatory authorities.

   The FCC and the Federal Aviation Administration (the "FAA") regulate towers used for wireless communications transmitters and receivers. Such regulations control siting, lighting and marking of towers and may, depending on the characteristics of the tower, require registration of tower facilities. Wireless communications equipment operating on communications sites is separately regulated and independently licensed by the FCC. Certain proposals to construct new towers or to modify existing towers are reviewed by the FAA to ensure that the tower will not present a hazard to aviation. Tower owners may have an obligation to paint towers or install lighting to conform to FAA standards and to maintain such painting and lighting. Tower owners may also bear the responsibility of notifying the FAA of any tower lighting failures. Failure to comply with existing or future applicable requirements may lead to civil penalties or other liabilities. Such factors could have a material adverse effect on our financial condition or results of operations.

   Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers, vary greatly, but typically require tower owners to obtain approval from local officials or community standards organizations prior to tower construction. Local regulations can delay or prevent new tower construction or site upgrade projects, thereby limiting our ability to respond to customer demand. In addition, such regulations increase costs associated with new tower construction. We cannot assure you that existing regulatory policies will not adversely affect the timing or cost of new tower construction or that additional regulations will not be adopted that increase such delays or result in additional costs to us. Such factors could have a material adverse effect on our future growth. Our customers may also become subject to new regulations or regulatory policies that adversely affect the demand for tower sites. tower construction. We cannot assure you that existing regulatory policies will not adversely affect the timing or cost of new tower construction or that additional regulations will not be adopted that increase such delays or result in additional costs to us. Such factors could have a material adverse effect on our future growth. Our customers may also become subject to new regulations or regulatory policies that adversely affect the demand for tower sites.

   Our growth strategy will be affected by our ability to obtain the permits, licenses and zoning relief necessary to build new towers. The tower rental industry often encounters significant public resistance when attempting to obtain the necessary permits, licenses and zoning relief for construction or improvements of towers. We cannot assure you that we can obtain the permits, licenses and zoning relief necessary to continue the expansion of our communications site rental business. The failure to obtain such permits, licenses and zoning relief would have a material adverse effect on our business, financial condition and results of operations. See "Business-- Regulatory Matters."

Our success depends upon our retaining key executives.

   Our success depends to a significant degree upon the continued contributions of key management, engineering, sales and marketing, customer support and finance personnel, some of whom may be difficult to replace. Although we maintain employment agreements with certain of our employees, we cannot assure you that the services of such personnel will continue to be available to us. We do not maintain key man life insurance policies on our executives that would adequately compensate us for any loss of services of such executives. The loss of the services of these executives could have a material adverse effect on our business.

Competing technologies and other alternatives could reduce the demand for our services.

   Most types of wireless services currently require ground-based network facilities, including communications sites, for transmission and reception. The extent to which wireless service providers lease such communications sites depends on a number of factors beyond our control, including the level of demand for such wireless services, the financial condition and access to capital of such providers, the strategy of providers with respect to owning or leasing communications sites, government licensing of communications services, changes in telecommunications regulations and general economic conditions. In addition, wireless service providers frequently enter into agreements with competitors allowing each other to utilize one another's wireless communications facilities to accommodate customers who are out of range of their home provider's services. Such agreements may be viewed by wireless service providers as a superior alternative to leasing space for their own antenna on communications sites we own. The proliferation of such agreements could have a material adverse effect on our business, financial condition or results of operations.

   The emergence of new technologies that do not require terrestrial antenna sites and can be substituted for those that do also could have a negative impact on our operations. For example, the FCC has granted license applications for four low-earth orbiting satellite systems that are intended to provide mobile voice and data services. In addition, the FCC has issued licenses for several low-earth orbiting satellite systems that are intended to provide solely data services. Although such systems are currently highly capital-intensive and technologically untested, mobile satellite systems could compete with land-based wireless communications systems, thereby reducing the demand for the infrastructure services we provide. The occurrence of any of these factors could have a material adverse effect on our business, financial condition or results of operations.

We are subject to environmental laws that impose liability without regard to fault and environmental regulations that could adversely affect our operations.

   Our operations are subject to federal, state and local environmental laws and regulations regarding the use, storage, disposal, emission, release and remediation of hazardous and nonhazardous substances, materials or wastes. Under certain of these laws, we could be held strictly, jointly and severally liable for the remediation of hazardous substance contamination at its facilities or at third-party waste disposal sites and also could be held liable for any personal or property damage related to such contamination. Although we believe that we are in substantial compliance with and have no material liability under all applicable environmental laws, there can be no assurance that the costs of compliance with existing or future environmental laws and liability related thereto will not have a material adverse effect on our business, financial condition or results of operations.

   The FCC requires tower owners subject to the agency's antenna structure registration program to comply at the time of registration with federal environmental rules which may restrict the siting of towers. Under these rules, tower owners are required initially to identify whether proposed sites are in environmentally sensitive locations. If so, the tower owners must prepare and file environmental assessments, which must be reviewed by the FCC staff prior to registration and construction of the particular towers. See "Business-- Regulatory Matters."

If we sustain damage to our communications sites in excess of our insurance coverage, our business could be adversely affected.

   Our communications sites are subject to risks from vandalism and risks associated with natural disasters such as tornadoes, hurricanes, fires and earthquakes. We maintain certain insurance to cover the cost of replacing damaged communications sites and general liability insurance to protect us in the event of an accident involving a communications site, but we do not maintain business interruption insurance. Accordingly, damage to a group of our communications sites could result in a significant loss of revenue and could have a material adverse effect on our results of operations and financial condition. In addition, a communications site accident for which we are uninsured or underinsured could have a material adverse effect on our financial condition or results of operations.

Certain of our stockholders have the power to control our business. Such stockholders' interests may not be aligned with yours.

   ABRY Broadcast Partners II, L.P. ("ABRY II"), our primary stockholder, holds approximately 25.6% of our outstanding voting stock, and will own approximately 15.0% of our outstanding voting stock after this offering, and holds four of seven seats on our board of directors. Therefore, ABRY II has the power to exercise control over our business, policies and affairs. Moreover, subject to contractual restrictions and general fiduciary duties, we are not prohibited from engaging in transactions with management and principal stockholders, or with entities in which such persons are interested. Our certificate of incorporation does not provide for cumulative voting. See "Selling Stockholders" and "Description of Capital Stock--Common Stock."

We may not be able to repurchase our 10% senior discount notes or repay debt under our credit facility in the event of a change of control.

   Upon the occurrence of certain change of control events, holders of our 10% senior discount notes may require us to offer to repurchase all of their notes. We may not have sufficient funds at the time of the change of control to make the required repurchases or restrictions in our credit facility may not allow such repurchases. Additionally, a "change of control" (as defined in the Indenture) is an event of default under our credit facility, which would permit the lenders to accelerate the debt, which also would cause an event of default under the Indenture.

   The source of funds for any repurchase required as a result of any change of control will be our available cash or cash generated from operating or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. We cannot assure you, however, that sufficient funds will be available at the time of any change of control to make any required repurchases of our 10% senior discount notes tendered and to repay debt under our credit facility. Furthermore, the use of available cash to fund the potential consequences of a change of control may impair our ability to obtain additional financing in the future. Any future credit agreements or other agreements relating to indebtedness to which we may become a party may contain similar restrictions and provisions. See "Description of Indebtedness." Furthermore, the use of available cash to fund the potential consequences of a change of control may impair our ability to obtain additional financing in the future. Any future credit agreements or other agreements relating to indebtedness to which we may become a party may contain similar restrictions and provisions. See "Description of Indebtedness."

Risks concerning potential negative health effects of radio frequency emissions.

   Along with wireless communications providers that utilize our communications sites, we are subject to government requirements and other guidelines relating to radio frequency emissions. The potential connection between radio frequency emissions and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. To date, the results of these studies have been inconclusive. Although we have not been subject to any claims relating to radio frequency emissions, we cannot assure you that we will not be subject to such claims in the future, which could have a material adverse effect on our results of operations and financial condition. See "Business--Regulatory Matters."

If we fail to qualify as a REIT, we will be subject to a variety of taxes and penalties.

   We have elected to be taxed as a Real Estate Investment Trust ("REIT") under Sections 856-860 of the Internal Revenue Code of 1986 (the "Code"). We believe that we have been organized and operated to date in such a manner as to qualify for taxation as a REIT. However, prospective investors should be aware that the federal tax rules and regulations relating to REITs are highly technical and complex, and that our qualification as a REIT during each taxable year (including prior years) will depend on our ability to meet these requirements, through actual annual operating results, income distribution levels, stock ownership requirements and tests relating to our assets and sources of income. Therefore, no assurance can be given that we have operated or will operate in a manner so as to qualify or remain qualified as a REIT. Furthermore, depending on our assessment of the strategic importance of acquisitions which may become available to us in our existing line of business or in complementary non-real estate based communication services activities, we may acquire, operate and derive income from assets, businesses or entities that will cause us to no longer qualify as a REIT. In this regard, we recently committed to acquire certain assets from Motorola and have not yet determined whether such assets, and the income derived from such assets, will permit us to continue to meet the qualification requirements for a REIT. We could be subject to a variety of taxes and penalties if we engage in certain prohibited transactions, fail to satisfy REIT distribution requirements or recognize gain on the sale or other disposition of certain types of property. See "Business--REIT Status" and "Certain Federal Income Tax Considerations."

Virtually all of our shares will be eligible for sale after this offering, which could result in a decline in our stock price.

   If our stockholders sell substantial amounts of our Common Stock in the public market following this offering, the market price of our Common Stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Based on shares outstanding as of June 30, 1999, upon completion of this offering, we will have 40,675,951 shares of Common Stock outstanding. Of these shares, 33,026,000 shares will be freely tradable and 7,649,951 shares will become eligible for sale in the public market as follows:

 Number of
  Shares                                   Date
 ---------                                 ----
    91,612 At various times after the date of this Prospectus pursuant to Rule
           144
 7,558,339 At various times after 90 days from the date of this Prospectus pursuant to Rule 144

   These shares are subject to contractual restrictions with us and in, most cases, with the Underwriters, that prevent them from being sold until 90 days after the effective date of the registration statement for this offering without the consent of Deutsche Bank Securities Inc.

   As of June 30, 1999, options to purchase 2,749,692 shares of Common Stock were outstanding and shares acquired upon exercise of these options will be eligible for sale in the public market from time to time subject to vesting and the 90-day lockup restrictions that apply to the outstanding stock. The possible sale of a significant number of these shares may cause the price of our Common Stock to decline.

We expect to experience volatility in our stock price that could affect your investment.

   The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of companies. In the past, certain broad market fluctuations have been unrelated or disproportionate to the operating performance of these companies. Any significant fluctuations in the future might result in a material decline in the market price of our Common Stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against such company. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could have a material adverse effect upon our business and operating results.

We have adopted anti-takeover provisions that could affect the sale of Pinnacle.

   Provisions of our certificate of incorporation, our bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock-- Certain Provisions of Our Certificate of Incorporation and Bylaws and--Certain Provisions of Delaware Law."

We cannot assure you that the impact of the Year 2000 date change on computer systems will not have significant adverse effects on us.

   Currently, many computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. We and third parties with whom we do business rely on numerous computer programs in our day-to-day operations. We are evaluating Year 2000 issues as they relate to our internal computer systems and third party computer systems with whom we interact. We expect to incur internal staff costs as well as consulting and other expenses related to the Year 2000 compliance program we have undertaken in order to address these issues. In addition, the appropriate course of action may include replacement or an upgrade of certain systems or equipment at a substantial cost to us. We cannot assure you that our Year 2000 compliance program, or similar programs by third parties with whom we do business, will be completed before the end of 1999 or that such programs will be successful. We may incur significant costs in resolving our Year 2000 issues. If not resolved, these issues could have a significant adverse impact on our business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

   We make "forward-looking statements" throughout this Prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe," "expect" or "anticipate" will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe they are reasonable. We do not guarantee that the transactions and events described in this Prospectus will happen as described (or that they will happen at all). You should read this Prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even though our situation may change in the future. Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties including:

  . the significant considerations discussed in this Prospectus;

  . risks associated with the effect of economic conditions;

  . our outstanding indebtedness and our ability to pay interest and principal on our debt;

  . future capital needs;

  . restrictions imposed by the terms of our indebtedness;

  . risks associated with Motorola Antenna Site Acquisition;

  . our ability to successfully identify, complete and integrate acquisitions;

  . our ability to protect our rights in our property and to insure against losses from damage to our communications sites;

  . risks associated with retaining our significant customers;

  . our ability to construct new towers;

  . the impact of competition and technological change on us;

  . our dependence on the wireless communications industry;

  . the impact of legislation and regulation;

  . the loss of key employees; and

  . our ability to maintain our REIT status.

   You should read carefully the section of this Prospectus under the heading "Risk Factors" beginning on page 9. We assume no responsibility for updating forward looking information contained in this Prospectus.

                                USE OF PROCEEDS

   The net proceeds to Pinnacle from the sale of the 8,650,000 shares being offered by us and the net proceeds to the Selling Stockholders from the sale of the 2,350,000 shares being offered by them assuming a public offering price of $25.00 per share, after deducting underwriting discounts, commissions and estimated offering expenses, are estimated to be approximately $205.5 million and $56.1 million, respectively, or $225.2 million and $75.8 million, respectively, if the underwriters' over-allotment option is exercised in full.

   We intend to use the net proceeds of this offering to initially repay a limited amount of debt under our credit facility, invest a substantial portion of the proceeds in short-term liquid securities and then, upon the expected consummation of the Motorola Antenna Site Acquisition, repay a substantial amount of debt under our credit facility, pay for a portion of the purchase price of the Motorola Antenna Site Acquisition and fund future acquisitions. In the event that the Motorola Antenna Site Acquisition is not consummated, we shall apply the net proceeds of this offering as described above, except that the proceeds that would otherwise be used to pay for the Motorola Antenna Site Acquisition will be used to further reduce our debt and to fund acquisitions. The net proceeds of this offering received by the Selling Stockholders will not be available to us.

                                    DILUTION

   The net tangible book value of our Common Stock at March 31, 1999 was $205.4 million or $6.41 per share. "Net tangible book value per share" represents the amount of total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding, excluding all outstanding stock options and the underwriters' over-allotment options. Without taking into account any other changes in the pro forma net tangible book value after March 31, 1999, other than to give effect to the receipt by us of the net proceeds from the sale of 8,650,000 shares of Common Stock in this offering, the pro forma net tangible book value of our Common Stock as of March 31, 1999 would have been $9.92 per share of Common Stock. This represents an immediate increase in net tangible book value of $3.51 per share to existing stockholders and an immediate dilution of $15.08 per share to new investors. The following table illustrates this per share dilution:

   Public offering price per share................................       $25.00
     Net tangible book value per share at March 31, 1999.......... $6.41
     Increase per share attributable to this offering.............  3.51
                                                                   -----
   Pro forma net tangible book value per share after this
    offering......................................................       $ 9.92
                                                                         ------
   Dilution per share to new investors............................       $15.08
                                                                         ======

                                DIVIDEND POLICY

   In order to qualify as a REIT for federal income tax purposes, among other things we must make distributions each taxable year (not including any return of capital for federal income tax purposes) equal to at least 95% of our real estate investment trust taxable income and 95% of certain foreclosure income, although our board of directors, in its discretion, may increase that percentage as it deems appropriate. See "Certain Federal Income Tax Considerations--Requirements for REIT Qualification--Distribution Requirements." The declaration of distributions is within the discretion of our board of directors and depends upon our cash available for distribution, current and projected cash requirements, tax considerations and other factors.

   We intend to make distributions to holders of our Common Stock only in the minimum amount necessary to satisfy the REIT distribution requirements necessary to maintain REIT status and intend to retain available cash in excess of such amount for future operation and expansion of our business. In this regard, we do not expect for the foreseeable future that we will have real estate investment trust taxable income which will be required to be distributed in order to maintain our REIT status. See "Certain Federal Income Tax Considerations--Requirements for REIT Qualification--Distribution Requirements." Any determination to declare or pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition and any contractual restrictions, considerations imposed by applicable law and other factors deemed relevant by our board of directors.

                          PRICE RANGE OF COMMON STOCK

   Our Common Stock began trading on the Nasdaq National Market under the symbol "BIGT" on February 19, 1999. The following table sets forth the range of high and low sale prices per share for our Common Stock as reported on the Nasdaq National Market for the periods indicated:

                                                                   High    Low
                                                                 -------- ------
   1999
   First quarter................................................ $15.125  $14.00
   Second quarter............................................... $24.50   $15.00
   Third quarter (from July 1 to July 21)....................... $28.3125 $22.75

   On July 21, 1999, the last sale price of our Common Stock as reported on the Nasdaq National Market was $25.75 per share. As of July 1, 1999, there were 133 holders of record of our Common Stock.

                                 CAPITALIZATION

   The Actual column in the following table sets forth our actual capitalization as of March 31, 1999. The Pro Forma column gives effect to (1) all acquisitions of communications site rental businesses completed after March 31, 1999 through June 30, 1999; (2) all other individually insignificant acquisitions of communications site rental businesses for which we have entered into agreements or letters of intent to acquire as of June 30, 1999, and that we believe are probable; (3) the Motorola Antenna Site Acquisition; and (4) the financing of the acquisitions referenced in (1) through (3) above under our credit facility and the issuance of Series A Preferred Stock. The Pro Forma as Adjusted column gives effect to items (1) through (4) above as well as this offering and the application of the proceeds therefrom. The following table does not include 3,000,000 shares reserved for issuance under our stock option plan, 2,749,692 of which are subject to outstanding options with an average exercise price of $15.82 per share.

                                                    As of March 31, 1999
                                              -----------------------------------
                                                                     Pro Forma
                                               Actual   Pro Forma  as Adjusted(1)
                                              --------  ---------  --------------
Short-term debt:
  Current portion of notes payable..........  $  1,002  $  1,002      $  1,002
                                              --------  --------      --------
  Total current maturities..................     1,002     1,002         1,002
Long-term debt, net of current maturities:
  Credit facility(2)........................   108,450   463,062       287,543
  10% senior discount notes.................   221,201   221,201       221,201
  Notes payable(3)..........................    23,225    23,225        23,225
                                              --------  --------      --------
    Total long-term debt....................   352,876   707,488       531,969
                                              --------  --------      --------
Redeemable stock:
  Senior preferred stock....................       --     29,550           --
Stockholders' equity:
Common Stock, $0.001 par value, 100,000,000
 shares authorized; 32,025,951 shares issued
 and outstanding............................        32        32            40
Additional paid-in capital..................   276,566   276,566       481,627
Accumulated deficit.........................   (64,697)  (64,697)      (64,697)
                                              --------  --------      --------
    Total stockholders' equity..............   211,901   211,901       416,970
                                              --------  --------      --------
    Total capitalization....................  $565,779  $949,941      $949,941
                                              ========  ========      ========

--------
(1) As adjusted to give effect to the sale of our Common Stock at an offering price of $25.00 per share.
(2) Availability under our credit facility after giving effect to the use of proceeds from this offering will be $133.3 after giving effect to $49.2 million of outstanding letters of credit, which reduce availability thereunder.
(3) Notes payable consists of notes issued to tower sellers in our acquisition of towers. Interest rates range from 8.5% to 13.0% and the notes mature at varying dates through December 2020.

                     OUR UNAUDITED PRO FORMA FINANCIAL DATA

   The Unaudited Pro Forma Consolidated Balance Sheet at March 31, 1999 gives pro forma effect to:

  . the acquisition of individually insignificant site rental businesses completed subsequent to March 31, 1999 through June 30, 1999;

  . the Motorola Antenna Site Acquisition;

  . other individually insignificant acquisitions of site rental businesses for which we have entered into agreements or letters of intent to acquire as of June 30, 1999, and that we believe are probable;

  . the related financing of the acquisitions referred to above; and

  . this offering and the application of the net proceeds therefrom as described under "Use of Proceeds,"

as if each had occurred as of March 31, 1999.

   The Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 1998 and the three months ended March 31, 1999 gives pro forma effect to:

  . all individually insignificant acquisitions completed during 1998;

  . acquisitions of other site rental businesses completed since January 1, 1999;

  . the Southern Towers Acquisition;

  . the MobileMedia Acquisition;

  . the Motorola Antenna Site Acquisition;

  . other individually insignificant acquisitions of site rental businesses for which we have entered into agreements or letters of intent to acquire as of June 30, 1999, and that we believe are probable;

  . related financing of the acquisitions referred to above;

  . our IPO; and

  . this offering and the application of the net proceeds therefrom as described under "Use of Proceeds,"

as if each had occurred as of January 1, 1998.

   We account for our acquisitions under the purchase method of accounting. The total cost of site rental businesses acquired including related fees and expenses is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values. The purchase price allocations for the respective acquisitions included in the unaudited pro forma data are preliminary. However, we do not expect that the final allocation of the purchase price will be materially different from its preliminary allocation.

   The unaudited pro forma financial data are provided for informational purposes only and are not necessarily indicative of our results of operations or financial position had the transactions assumed therein occurred, nor are they necessarily indicative of the results of operations that may be expected to occur in the future. There can be no assurance whether or when any of the probable acquisitions reflected in the unaudited pro forma data will be completed. Furthermore, the unaudited pro forma financial data are based upon assumptions that we believe are reasonable and should be read in conjunction with the financial statements and the accompanying notes thereto included elsewhere in this Prospectus.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                              As of March 31, 1999
                                 (in thousands)

                                      Adjustments
                                          for
                                     Acquisitions   Adjustments
                          Pinnacle     Completed        for         Adjustments                           Pro
                          Holdings   Subsequent to    Motorola          for                 Adjustments  Forma
                          March 31,    March 31,    Antenna Site     Probable       Pro       for the      as
                            1999        1999(a)    Acquisition(b) Acquisitions(a)  Forma    Offering(c) Adjusted
                          ---------  ------------- -------------- --------------- --------  ----------- --------
Assets
Current assets:
 Cash and cash
  equivalents...........  $  1,276      $   --        $    --         $   --      $  1,276   $    --    $  1,276
 Accounts receivable....     2,176          --           3,702            --         5,878        --       5,878
 Prepaid expenses and
  other current assets..     1,374          --           4,175            --         5,549        --       5,549
                          --------      -------       --------        -------     --------   --------   --------
 Total current assets...     4,826          --           7,877            --        12,703        --      12,703
 Tower assets, net......   553,889       77,343        222,410         39,919      893,561        --     893,561
 Fixed assets, net......     2,591          --             --             --         2,591        --       2,591
 Land...................    15,766          --             --             --        15,766        --      15,766
 Deferred debt costs,
  net...................     6,502          --           6,900            --        13,402        --      13,402
 Other assets...........       953          --          38,000            --        38,953        --      38,953
                          --------      -------       --------        -------     --------   --------   --------
                          $584,527      $77,343       $275,187        $39,919     $976,976   $    --    $976,976
                          ========      =======       ========        =======     ========   ========   ========
Liabilities
Current liabilities:
 Accounts payable.......  $  4,210      $   --        $  1,518        $   --      $  5,728   $    --    $  5,728
 Accrued expenses.......    11,444          --           2,187            --        13,631        --      13,631
 Deferred revenue.......     2,911          --           4,582            --         7,493        --       7,493
Current portion of long-
 term debt..............     1,002          --             --             --         1,002        --       1,002
                          --------      -------       --------        -------     --------   --------   --------
 Total current
  liabilities...........    19,567          --           8,287            --        27,854        --      27,854
Long-term debt..........   352,876       77,343        237,350         39,919      707,488   (175,519)   531,969
Other liabilities.......       183          --             --             --           183        --         183
                          --------      -------       --------        -------     --------   --------   --------
                           372,626       77,343        245,637         39,919      735,525   (175,519)   560,006
Redeemable Stock:
Senior preferred stock..       --           --          29,550            --        29,550    (29,550)       --
Stockholders' Equity:
Common stock............        32          --             --             --            32          8         40
Additional paid-in
 capital................   276,566          --             --             --       276,566    205,511    481,627
                                                                                                 (450)
Accumulated deficit.....   (64,697)         --             --             --       (64,697)       --     (64,697)
                          --------      -------       --------        -------     --------   --------   --------
 Total stockholders'
  equity................   211,901          --             --             --       211,901    205,069    416,970
                          --------      -------       --------        -------     --------   --------   --------
                          $584,527      $77,343       $275,187        $39,919     $976,976   $    --    $976,976
                          ========      =======       ========        =======     ========   ========   ========

   See accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                 (in thousands)

(a) Reflects our preliminary allocation of purchase price in accordance with the purchase method of accounting for individually insignificant acquisitions of site rental assets, and the related debt financing of such acquisitions under our credit facility, as follows:

                                                               Number Aggregate
                                                   Number of     of   Purchase
                                                  Acquisitions Sites  Price(1)
                                                  ------------ ------ ---------
   Acquisitions of individually insignificant
    site rental businesses that we completed in
    the period April 1, 1999 through
    June 30, 1999...............................       36        57    $77,343
   Other individually insignificant acquisitions
    of site rental businesses for which we have
    entered into agreements or letters of intent
    to acquire as of June 30, 1999, and which we
    believe are probable........................        8       113    $39,919

  --------
  (1) Includes estimated fees and expenses related to the acquisitions of $2,625, and $1,886, respectively.

(b) Represents the pro forma impact of the Motorola Antenna Site Acquisition for a total cost of $260,000 (including $5,000 in fees and expenses), and our preliminary allocation of purchase price in accordance with the purchase method of accounting, and the related debt financing under our credit facility and issuance of the Series A Preferred Stock, as follows:

                                       Motorola                    Pro Forma
                                         as of                    for Motorola
                                     April 3, 1999 Adjustments(1) Acquisition
                                     ------------- -------------- ------------
   Accounts receivable..............    $ 3,702       $    --       $  3,702
   Prepaid rent.....................      4,175            --          4,175
   Property and equipment, net......     37,464        184,946       222,410
   Deferred debt costs..............        --           6,900         6,900
   Other assets.....................        570         37,430        38,000
                                        -------       --------      --------
   Total assets.....................    $45,911       $229,276      $275,187
                                        =======       ========      ========
   Accounts payable.................      1,518            --          1,518
   Accrued expenses.................      2,187            --          2,187
   Deferred revenue.................      4,582            --          4,582
   Debt.............................        --         237,350       237,350
   Senior preferred stock...........        --          29,550        29,550
   Net assets.......................     37,624        (37,624)          --
                                        -------       --------      --------
     Total liabilities and net
      assets........................    $45,911       $229,276      $275,187
                                        =======       ========      ========

  --------
  (1) Reflects the Company's preliminary allocation of purchase price, the incurrence of pro forma debt under the credit facility and the issuance of the Series A Preferred Stock.

(c) Reflects the receipt and use of estimated net proceeds of this offering to us of $205,519 net of the estimated underwriting discounts and commissions and expenses from this offering totaling $10,731.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                         Year Ended December 31, 1998
                   (in thousands, except per share amounts)

                                                Adjustments                   Adjustments
                     Pinnacle    Adjustments        for        Adjustments        for                        Adjustments
                     Holdings        for          Southern         for          Motorola      Adjustments        for
                   December 31,   Completed        Towers      MobileMedia   Antenna Sites   for Probable   Initial Public
                       1998     Acquisition(a) Acquisition(b) Acquisition(c) Acquisition(d) Acquisitions(e)  Offering(f)
                   ------------ -------------- -------------- -------------- -------------- --------------- --------------
Site rental
revenue..........    $ 32,019      $ 12,271       $   836        $  8,863       $ 85,108        $ 3,101        $   --
Site operating
expenses,
excluding
depreciation and
amortization.....       6,166         2,073           185             836         49,916            573
                     --------      --------       -------        --------       --------        -------        -------
Gross profit,
excluding
depreciation and
amortization.....      25,853        10,198           651           8,027         35,192          2,528            --
Other expenses:
 General and
 administrative..       4,175           --             15             381         11,516            --             --
 Corporate
 development.....       6,382           --            --              --             --             --             --
 State franchise,
 excise and
 minimum taxes...         686           --            --              --             --             --             --
 Depreciation....      22,513        11,295           955           7,636         30,027          2,661            --
                     --------      --------       -------        --------       --------        -------        -------
                       (7,903)       (1,097)         (319)             10         (6,351)          (133)           --
Interest
expense..........      12,300        14,839        (1,969)          5,599         21,160          3,393        (10,661)(h)
Amortization of
original issue
discount and debt
issuance costs...      16,427           --          4,138             --             --             --             --
                     --------      --------       -------        --------       --------        -------        -------
Income/(loss)
before
extraordinary
item.............     (36,630)      (15,936)       (2,488)         (5,589)       (27,511)        (3,526)        10,661
Extraordinary
loss from
extinguishment of
debt.............       5,641           --            --              --             --             --             --
                     --------      --------       -------        --------       --------        -------        -------
Net loss.........    $(42,271)     $(15,936)      $(2,488)       $ (5,589)      $(27,511)       $(3,526)       $10,661
                     ========      ========       =======        ========       ========        =======        =======
Payable in kind
preferred
dividends and
accretion........       3,094           --            --            6,438          4,508            --          (9,532)
                     --------      --------       -------        --------       --------        -------        -------
Net loss
attributable to
common
shareholders.....    $(45,365)     $(15,936)      $(2,488)       $(12,027)      $(32,019)       $(3,526)       $20,193
                     ========      ========       =======        ========       ========        =======        =======
Basic loss per
common share:
 Loss before
 extraordinary
 Item............    $ (95.03)
 Extraordinary
 item............      (13.50)
                     --------
Net loss.........    $(108.53)
                     ========
Weighted average
number of common
shares...........         418
                              Adjustments Pro Forma
                                for the      as
                   Pro Forma  Offering(g) Adjusted
                   ---------- ----------- ----------
Site rental
revenue..........  $142,198     $   --    $142,198
Site operating
expenses,
excluding
depreciation and
amortization.....    59,749                 59,749
                   ---------- ----------- ----------
Gross profit,
excluding
depreciation and
amortization.....    82,449         --      82,449
Other expenses:
 General and
 administrative..    16,087         --      16,087
 Corporate
 development.....     6,382         --       6,382
 State franchise,
 excise and
 minimum taxes...       686         --         686
 Depreciation....    75,087         --      75,087
                   ---------- ----------- ----------
                    (15,793)        --     (15,793)
Interest
expense..........    44,661     (14,919)    29,742
Amortization of
original issue
discount and debt
issuance costs...    20,565         --      20,565
                   ---------- ----------- ----------
Income/(loss)
before
extraordinary
item.............   (81,019)     14,919    (66,100)
Extraordinary
loss from
extinguishment of
debt.............     5,641         --       5,641
                   ---------- ----------- ----------
Net loss.........  $(86,660)    $14,919   $(71,741)
                   ========== =========== ==========
Payable in kind
preferred
dividends and
accretion........     4,508      (4,508)       --
                   ---------- ----------- ----------
Net loss
attributable to
common
shareholders.....  $(91,168)    $19,427   $(71,741)
                   ========== =========== ==========
Basic loss per
common share:
 Loss before
 extraordinary
 Item............  $  (2.67)              $  (1.63)
 Extraordinary
 item............      (.18)                  (.14)
                   ----------             ----------
Net loss.........  $  (2.85)              $  (1.76)
                   ==========             ==========
Weighted average
number of common
shares...........    32,026                 40,676

    See accompanying Notes to Unaudited Pro Forma Consolidated Statements of
                                  Operations

           Unaudited Pro Forma Consolidated Statement of Operations
                       Three Months Ended March 31, 1999
                   (in thousands, except per share amounts)

                                              Adjustments
                   Pinnacle    Adjustments        for                        Adjustments
                   Holdings        for          Motorola      Adjustments        for                   Adjustments Pro Forma
                   March 31,    Completed     Antenna Site   for Probable   Initial Public               for the      as
                     1999     Acquisition(i) Acquisition(j) Acquisitions(e)  Offering(f)    Pro Forma  Offering(g) Adjusted
                   ---------  -------------- -------------- --------------- --------------  ---------  ----------- ---------
Site rental
revenue..........  $ 12,008      $ 2,252        $20,921          $ 775         $   --       $ 35,956     $   --    $ 35,956
Site operating
expenses,
excluding
depreciation and
amortization.....     2,233          383         11,828            143                        14,587                 14,587
                   --------      -------        -------          -----         -------      --------     -------   --------
Gross profit
excluding
depreciation and
amortization.....     9,775        1,869          9,093            632             --         21,369         --      21,369
Other expenses:
 General and
 administrative..       843          --           2,587            --              --          3,430         --       3,430
 Corporate
 development.....     1,711          --             --             --              --          1,711         --       1,711
 State franchise,
 excise and
 minimum taxes...       201          --             --             --              --            201         --         201
 Depreciation....     8,994        2,021          7,507            665             --         19,187         --      19,187
                   --------      -------        -------          -----         -------      --------     -------   --------
                     11,749        2,021         10,094            665             --         24,529         --      24,529
Income/(loss)
from operations..    (1,974)        (152)        (1,001)           (33)            --         (3,160)        --      (3,160)
Interest
expense..........     3,900        2,577          5,290            848          (2,665)(h)     9,950      (3,730)     6,220
Amortization of
original issue
discount and debt
issuance costs...     5,429          --             --             --              --          5,429         --       5,429
                   --------      -------        -------          -----         -------      --------     -------   --------
Net loss.........  $(11,303)     $(2,729)       $(6,291)         $(881)        $ 2,665      $(18,539)    $ 3,730   $(14,809)
                   ========      =======        =======          =====         =======      ========     =======   ========
Dividends and
accretion on
preferred stock..     2,930          --           1,188            --           (2,930)        1,188      (1,188)       --
                   --------      -------        -------          -----         -------      --------     -------   --------
Net loss
attributable to
common stock.....  $(14,233)     $(2,729)       $(7,479)         $(881)        $ 5,595      $(19,727)    $ 4,918   $(14,809)
                   ========      =======        =======          =====         =======      ========     =======   ========
Basic and diluted
loss per common
share............  $  (0.79)                                                                $   (.62)              $   (.36)
Weighted average
number of shares
of common stock
outstanding......    18,068                                                                   32,026                 40,676

   See accompanying Notes to Unaudited Pro Forma Consolidated Statements of
                                  Operations

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                                 (in thousands)

(a) Reflects the historical, pre-acquisition results of operations (in aggregate) for the acquisitions of rental site businesses other than the Southern Towers Acquisition and the MobileMedia Acquisition completed by us during 1998 and those completed in the period January 1, 1999 through their respective date of acquisition (but no later than June 30, 1999), and the related debt financing of such acquisitions under our credit facility, as follows:

                                        Acquisitions Acquisitions
                                         Completed     Completed   Adjustments
                                           as of     Subsequent to     for
                                        December 31, December 31,   Completed
                                            1998         1998      Acquisitions
                                        ------------ ------------- ------------
   Site rental revenues...............    $ 1,699      $ 10,572      $ 12,271
   Site operating expenses, excluding
    depreciation and amortization.....        340         1,733         2,073
                                          -------      --------      --------
   Gross profit excluding depreciation
    and amortization..................      1,359         8,839        10,198
   General and administrative.........        --            --            --
   Depreciation.......................      1,948         9,347        11,295
                                          -------      --------      --------
   Loss from operations...............       (589)         (508)       (1,097)
   Interest expense...................      2,922        11,917        14,839
                                          -------      --------      --------
   Net income (loss)..................    $(3,511)     $(12,425)     $(15,936)
                                          =======      ========      ========

(b) Reflects the historical operating results of Southern Communications site operations and the pro forma effect of site rental revenue, site operating expenses and site asset depreciation, and the related financing of the Southern Towers Acquisition under our credit facility, assuming the transaction was completed on January 1, 1998, as follows:

                                   Southern Towers
                                 for the Period from               Adjustments
                                   January 1, 1998                 for Southern
                                       through                        Towers
                                    March 3, 1998    Adjustments   Acquisition
                                 ------------------- -----------   ------------
                                     (unaudited)     (unaudited)   (unaudited)
   Site rental revenues........         $ 178          $   658(1)    $   836
   Site operating expenses,
    excluding depreciation and
    amortization...............           153               32(1)        185
                                        -----          -------       -------
   Gross profit excluding
    depreciation and
    amortization...............            25              626           651
   General and administrative..            15              --             15
   Depreciation................           340              615(2)        955
                                        -----          -------       -------
   Loss from operations........          (330)              11          (319)
   Interest income.............           --            (1,969)(3)    (1,969)
   Amortization of original
    issue discount and debt
    issuance costs.............           --             4,138(3)      4,138
                                        -----          -------       -------
   Net loss....................         $(330)         $(2,158)      $(2,488)
                                        =====          =======       =======

  --------
  (1) Represents incremental increases in pro forma site rental revenues and operating expenses pursuant to the executed lease agreement with Southern Communications, and related affiliates.
  (2) Reflects the increase in pro forma depreciation on site assets acquired resulting from our preliminary application of purchase accounting.
  (3) Reflects the pro forma increase in net interest expense associated with the financing of the Southern Towers Acquisition and the subsequent issuance of our 10% senior discount notes.

(c) Reflects the historical operating results of MobileMedia and its subsidiaries' tower operations and the pro forma effect of site rental revenue, site operating expenses and site asset depreciation, and the related financing of the MobileMedia Acquisition, assuming the transaction was completed on January 1, 1998, as follows:

                                  MobileMedia
                                    for the
                                  Period from
                                January 1, 1998                 Adjustments for
                                    through                       MobileMedia
                               September 2, 1998 Adjustments     Acquisitions
                               ----------------- -----------    ---------------
                                  (unaudited)    (unaudited)      (unaudited)
   Site rental revenues......       $ 1,698       $  7,165 (1)     $  8,863
   Site operating expenses,
    excluding depreciation
    and amortization.........           690            146 (1)          836
                                    -------       --------         --------
   Gross profit excluding
    depreciation and
    amortization.............         1,008          7,019            8,027
   General and
    administrative...........           381            --               381
   Depreciation..............           356          7,280 (2)        7,636
                                    -------       --------         --------
   Loss from operations......           271           (261)              10
   Interest expense..........           --           5,599 (3)        5,599
                                    -------       --------         --------
   Net income (loss).........           271         (5,860)          (5,589)
   Dividends and accretion on
    preferred stock..........           --           6,438 (4)        6,438
                                    -------       --------         --------
   Net income (loss)
    attributate to Common
    Stock....................       $   271       $(12,298)        $(12,027)
                                    =======       ========         ========
  --------
  (1) Represents incremental increases in pro forma tower revenues and operating pursuant to the executed lease agreement with MobileMedia, and its subsidiaries.
  (2) Reflects the increase in pro forma depreciation on tower assets acquired resulting from our preliminary application of purchase accounting.
  (3) Reflects the increase in pro forma interest expense associated with the debt financing of the MobileMedia Acquisition under our credit facility.
  (4) Reflects dividends accrued and accretion to liquidation value on preferred stock we previously had outstanding.

(d) Reflects the historical operating results of Motorola antenna site business and the pro forma effect of operations, and the related financing of the Motorola Antenna Site Acquisition under our credit facility and the issuance of the Series A Preferred Stock, assuming the transaction was completed on January 1, 1998, as follows:

                               Motorola for the                 Adjustments for
                                 Period Ended                      Motorola
                                 December 31,                    Antenna Site
                                     1998        Adjustments    Acquisition(1)
                               ----------------- -----------    ---------------
                                                 (unaudited)      (unaudited)
   Site rental revenue.......       $85,608       $   (500)(1)     $ 85,108
   Site operating expenses,
    excluding depreciation
    and amortization.........        50,416           (500)(1)       49,916
                                    -------       --------         --------
   Gross margin excluding
    depreciation and
    amortization.............        35,192            --            35,192
   Other expenses:
    General and
     administrative..........        11,516                          11,516
    Allocated costs from
     parent..................         4,168         (4,168)(2)          --
    Depreciation and
     amortization............         8,476         21,551 (3)       30,027
                                    -------       --------         --------
   Income (loss) from
    operations...............        11,032        (17,383)          (6,351)
   Interest expense..........           --          21,160 (4)       21,160
                                    -------       --------         --------
   Net income (loss) before
    income taxes.............        11,032        (38,543)         (27,511)
                                    -------       --------         --------
   Dividends and accretion on
    existing preferred
    stock....................           --           4,508 (5)        4,508
                                    -------       --------         --------
   Net income (loss)
    attributable to common
    stock....................       $11,032       $(43,501)        $(32,019)
                                    =======       ========         ========

  --------
  (1) Represents the pro forma adjustment to site rental revenue and site operating expense for those sites leased from us by the Motorola antenna site business, as such amounts will be eliminated as a direct result of the Motorola Antenna Site Acquisition.

  (2) Represents the elimination of historical corporate personnel and other related employee benefits costs charged to the Motorola antenna site business under Motorola corporate cost allocation policies. These costs, comprised primarily of corporate-level treasury, legal, patent, tax, insurance administration, payroll administration, accounting, audit and human resources services were allocated to the Motorola antenna site business on a budget formula and will not continue under the Motorola Purchase Agreement. In the opinion of management, these services are adequately performed by existing Company resources and no additional costs are expected to be incurred.
  (3) Represents the increase in depreciation and amortization expense as a result of our application of purchase accounting and our preliminary fair value determination of acquired assets.
  (4) Represents the additional pro forma interest expense associated with the financing of the Motorola Antenna Site Acquisition under our credit facility.
  (5) Represents dividends accrued and accretion to liquidation value on the Series A Preferred Stock.

(e) Reflects the adjustment to results of operations for eight separate acquisitions pending as of June 30, 1999 of 113 sites, for which we have entered into agreements or letters of intent, and which we believe are probable, each of which is individually immaterial, assuming such transactions were completed as of January 1, 1998.

(f) Reflects the pro forma effects of our IPO, assuming it was completed as of January 1, 1998.

(g) Reflects the pro forma effect of the offering of our Common Stock.

(h) Reflects the decrease in pro forma interest expense resulting from the use of a portion of the net proceeds from both our 10% senior discount notes offering and our IPO to repay pro forma outstanding debt under our credit facility, assuming such transactions were completed as of January 1, 1998.

(i) Reflects the historical, pre-acquisition results of operations (in aggregate) for the acquisitions of rental tower businesses other than the Motorola Antenna Site Acquisition that we completed in the period January 1, 1999 through their respective date of acquisition (but no later than June 30, 1999), and the related debt financing under our credit facility, as follows:

                                     Acquisitions Acquisitions
                                      Completed     Completed     Adjustments
                                        as of     Subsequent to       for
                                      March 31,     March 31,      Completed
                                         1999         1999      Acquisitions(1)
                                     ------------ ------------- ---------------
   Site rental revenues............     $ 846        $ 1,406        $ 2,252
   Site operating expenses,
    excluding depreciation and
    amortization...................       179            204            383
                                        -----        -------        -------
   Gross profit excluding
    depreciation and amortization..       667          1,202          1,869
   General and administrative......       --             --             --
   Depreciation....................       732          1,289          2,021
                                        -----        -------        -------
   Loss from operations............       (65)           (87)          (152)
   Interest expense................       933          1,644          2,577
                                        -----        -------        -------
   Net loss........................     $(998)       $(1,731)       $(2,729)
                                        =====        =======        =======

  --------
  (1) Represents the aggregate adjustment to results of operations for 63 separate acquisitions of 164 total sites completed during the period from January 1, 1999 through June 30, 1999, other than the Motorola Antenna Site Acquisition, each of which acquisitions were individually immaterial, assuming such transactions were completed as of January 1, 1999.

(j) Reflects the historical operating results of the Motorola antenna site business and the pro forma effect of operations and the related financing of the Motorola Antenna Site Acquisition under our credit facility and the issuance of Series A Preferred Stock, assuming the transaction was completed on January 1, 1998, as follows:

                                                                Adjustments for
                                Motorola for the                   Motorola
                                  Period Ended                      Antenna
                                    April 3,                         Site
                                      1999       Adjustments      Acquisition
                                ---------------- -----------    ---------------
                                  (unaudited)    (unaudited)      (unaudited)
   Site rental revenue........      $21,088       $   (167)(1)      $20,921
   Site operating expenses,
    excluding depreciation and
    amortization..............       11,995           (167)(1)       11,828
                                    -------       --------          -------
   Gross margin, excluding
    depreciation and
    amortization..............        9,093            --             9,093
   Other expenses:
    Selling, general and ad-
     ministrative.............        2,587            --             2,587
    Allocated costs from par-
     ent......................          718           (718)(2)          --
    Depreciation and amortiza-
     tion.....................        2,185          5,322 (3)        7,507
                                    -------       --------          -------
   Income (loss) from
    operations................        3,603         (4,604)          (1,001)
   Interest expense...........          --           5,290 (4)        5,290
                                    -------       --------          -------
   Net income (loss) before
    income taxes..............        3,603         (9,894)          (6,291)
   Dividends and accretion on
    existing preferred stock..          --           1,188 (5)        1,188
                                    -------       --------          -------
   Net income (loss)
    attributable to common
    stock.....................      $ 3,603       $(11,082)         $(7,479)
                                    =======       ========          =======

  --------
  (1) Represents the pro forma adjustment to site rental revenue and site operating expense for those sites leased from us by the Motorola antenna site business, as such amounts will be eliminated as a direct result of the Motorola Antenna Site Acquisition.
  (2) Represents the elimination of historical corporate personnel and other related employee benefit costs charged to the Motorola antenna site business under Motorola corporate cost allocation policies. These costs, comprised primarily of corporate-level treasury, legal, patent, tax, insurance administration, payroll administration, accounting, audit and human resources services were allocated to the Motorola antenna site business on a budget formula and will not continue under the Motorola Purchase Agreement. In the opinion of management, these services are adequately performed by existing Company resources and no additional costs are expected to be incurred.
  (3) Represents the increase in depreciation and amortization expense as a result of our application of purchase accounting and its preliminary fair value determination of acquired assets.
  (4) Represents the additional pro forma interest expense associated with the financing of the Motorola Antenna Site Acquisition under our credit facility.
  (5) Represents dividends accrued and accretion to liquidation value on the Series A Preferred Stock.

                            OUR SELECTED HISTORICAL
                          CONSOLIDATED FINANCIAL DATA

   The following selected historical consolidated financial data for the period of our inception (May 3, 1995) through December 31, 1995 and for each of the three years ended December 31, 1996, 1997 and 1998 were derived from our consolidated historical financial statements, including the related notes thereto, which have been audited by PricewaterhouseCoopers LLP, independent certified public accountants. The unaudited consolidated statement of operations data for the three months ended March 31, 1998 and 1999 are derived from our unaudited consolidated financial statements, which are contained elsewhere in this Prospectus. The selected historical consolidated financial information should be read in conjunction with and are qualified in their entirety by, the information contained in our consolidated audited financial statements and the related notes thereto. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Our Unaudited Pro Forma Financial Data" included elsewhere in this Prospectus.

                           Period from
                            Inception                                 Three Months
                          (May 3, 1995)                                  Ended
                             through    Years Ended December 31,       March 31,
                          December 31,  --------------------------  -----------------
                              1995       1996     1997      1998     1998      1999
                          ------------- -------  -------  --------  -------  --------
                             (in thousands, except per share
                                         amounts)                     (unaudited)
Statement of Operations
 Data:
Tower rental revenue....     $  733     $ 4,842  $12,881  $ 32,019  $ 5,373  $ 12,008
Tower operating
 expenses, excluding
 depreciation and
 amortization...........        181       1,135    2,633     6,166      851     2,233
                             ------     -------  -------  --------  -------  --------
Gross profit, excluding
 depreciation and
 amortization...........        552       3,707   10,248    25,853    4,522     9,775
Other expenses:
 General and
  administrative (a)....        306         916    1,367     4,175      420       843
 Corporate development
  (a)...................        369       1,421    3,723     6,382    1,289     1,711
 State franchise, excise
  and minimum taxes.....        --           26       67       686       70       201
 Depreciation...........        282       2,041    6,335    22,513    2,951     8,994
                             ------     -------  -------  --------  -------  --------
Loss from operations....       (405)       (697)  (1,244)   (7,903)    (208)   (1,974)
Interest expense........        181       1,155    6,925    12,300    3,103     3,900
Amortization of original
 issue discount and debt
 issuance costs.........         59         164      292    16,427      610     5,429
                             ------     -------  -------  --------  -------  --------
Loss before
 extraordinary item.....       (645)     (2,016)  (8,461)  (36,630)  (3,921)  (11,303)
                             ======     =======  =======  ========  =======  ========
Extraordinary loss from
 extinguishment of
 debt...................        --          --       --      5,641      --        --
Net loss................       (645)     (2,016)  (8,461)  (42,271)  (3,921)  (11,303)
                             ======     =======  =======  ========  =======  ========
Dividends and accretion
 on preferred stock.....        --          --       --      3,094      --      2,930
Loss attributable to
 common stock...........     $ (645)    $(2,016) $(8,461) $(45,365) $(3,921) $(14,233)
                             ======     =======  =======  ========  =======  ========
Basic loss per common
 share:
 Loss before
  extraordinary item....     $(6.32)    $ (8.10) $(27.29) $ (95.03) $  (.43) $   (.79)
 Extraordinary item.....        --          --       --     (13.50)     --        --
                             ------     -------  -------  --------  -------  --------
 Net loss...............     $(6.32)    $ (8.10) $(27.29) $(108.53) $ (0.43) $  (0.79)
                             ======     =======  =======  ========  =======  ========
Weighted average number
 of shares of common
 stock..................        102         249      310       418    9,116    18,068
Other Operating Data:
Tower Level Cash Flow
 (b)....................     $  552     $ 3,707  $10,248  $ 25,853  $ 4,522  $  9,775
Tower Level Cash Flow
 Margin (c).............       75.3%       76.6%    79.6%     80.7%    84.2%     81.4%
Adjusted EBITDA (b).....     $  246     $ 2,791  $ 8,881  $ 21,678  $ 4,102  $  8,932
Adjusted EBITDA Margin
 (c)....................       33.6%       57.6%    68.9%     67.7%    76.3%     74.4%
EBITDA Before Franchise,
 Excise and Minimum
 Taxes (b)..............     $ (123)    $ 1,370  $ 5,158  $ 15,296  $ 2,813  $  7,221
EBITDA Before Franchise,
 Excise and Minimum
 Taxes Margin (c).......        --         28.3%    40.0%     47.8%    52.4%     60.1%
EBITDA (b)..............     $ (123)    $ 1,344  $ 5,091  $ 14,610  $ 2,743  $  7,020
EBITDA Margin (c).......        --         27.8%    39.5%     45.6%    51.1%     58.5%

                                           Period from
                                            Inception                    Three
                                          (May 3, 1995)  Years Ended    Months
                                             through     December 31,    Ended
                                          December 31,  -------------- March 31,
                                              1995      1996 1997 1998   1999
                                          ------------- ---- ---- ---- ---------
Number of Sites(d):
 Beginning of period.....................      --        33  156  312      876
 Sites acquired during the period........       29      119  134  517      109
 Sites constructed during the period.....        4        4   22   47       16
 End of period...........................       33      156  312  876    1,001

                                           December 31,
                                 ------------------------------------  March 31,
                                  1995     1996      1997      1998      1999
                                 -------  -------  --------  --------  ---------
                                               (in thousands)
Balance Sheet Data:
Cash and cash equivalents......  $    31  $    47  $  1,694  $ 13,801  $  1,276
Working capital deficit........   (1,077)  (1,477)  (12,790)   (9,270)  (14,740)
Tower assets, net..............   11,532   48,327   127,946   473,942   553,889
Total assets...................   13,972   55,566   143,178   516,148   584,527
Total debt.....................    5,523   30,422   120,582   433,218   353,878
Redeemable stock:
 Series A senior preferred
  stock........................      --       --        --     29,882       --
 Class B common stock..........    1,200    1,200     1,761     1,761       --
 Class D common stock..........      --       --        --                  --
Series B junior preferred
 stock.........................      --       --        --     59,929       --
Common stock...................      --       --        --        --         32
Additional paid-in capital.....    7,051   24,881    25,876    33,137   276,566
Stock subscription receivable..     (180)     --        --        --        --
Common stock warrants..........      --       --        --      1,000       --
Accumulated deficit............     (645)  (2,661)  (11,123)  (53,394)  (64,697)
                                 -------  -------  --------  --------  --------
Stockholders' equity...........  $ 6,226  $22,220  $ 14,753  $ 40,672  $211,901

--------
(a) "General and administrative" expenses represent those costs directly related to the day-to-day management and operation of our communications sites. "Corporate development" expenses represent costs incurred in connection with acquisitions and development of new business initiatives, consisting primarily of allocated compensation, benefits and overhead costs that are not directly related to the administration or management of existing sites.
(b) "Tower Level Cash Flow" is defined as site rental revenue minus site operating expenses, excluding depreciation and amortization. "Adjusted EBITDA" represents earnings (loss) from operations before depreciation, amortization, corporate development expenses and state franchise, excise and minimum taxes. "EBITDA Before Franchise, Excise and Minimum Taxes" represents earnings (loss) from operations before depreciation, amortization and state franchise, excise and minimum taxes. "EBITDA" represents loss from operations before depreciation and amortization. We have included Tower Level Cash Flow, Adjusted EBITDA, EBITDA Before Franchise, Excise and Minimum Taxes and EBITDA in Other Operating Data because we believe such information may be useful to you in evaluating our ability to service our debt. Tower Level Cash Flow, Adjusted EBITDA, EBITDA Before Franchise, Excise and Minimum Taxes and EBITDA should not be considered as an alternative to Gross Profit, net loss or net cash provided by operating activities (or any other measure of performance in accordance with generally accepted accounting principles) as a measure of our ability to meet our cash needs or as an indication of our operating performance. Moreover, Tower Level Cash Flow, Adjusted EBITDA, EBITDA Before Franchise, Excise and Minimum Taxes and EBITDA are standardized measures and may be calculated in a number of ways. Accordingly, the Tower Level Cash Flow, Adjusted EBITDA, EBITDA Before Franchise, Excise and Minimum Taxes and EBITDA information provided may not be comparable to other similarly titled measures provided by other companies.
(c) Represents Tower Level Cash Flow, Adjusted EBITDA, EBITDA Before Franchise, Excise and Minimum Taxes and EBITDA each as a percentage of tower rental revenue.
(d) Includes communications sites that we manage, which at March 31, 1999 were 34 communications sites.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

   The following is a discussion of our financial condition and results of operations for each of the three years ended December 31, 1996, 1997, 1998 and the three months ended March 31, 1999. The discussion should be read in conjunction with our Financial Statements and the Notes thereto included elsewhere in this Prospectus. The statements regarding the wireless communications industry, our expectations regarding our future performance and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements include numerous risks and uncertainties, as described in "Risk Factors."

Overview

   We acquire and construct rental towers and lease space on these towers to a broad base of wireless communications providers, operators of private networks, government agencies and other customers. Our objective is to acquire or construct clusters of rental towers in areas where there is significant existing and expected continued growth in the demand for rental towers by wireless communications providers. We seek to obtain a significant ownership position of tower assets in our targeted markets in order to offer "one-stop shopping" to wireless communications providers who are deploying or expanding wireless communications networks.

   Our growth has come primarily from the acquisition and construction of towers and from adding new tenants to these towers. Our business strategy focuses on aggressively pursuing tower acquisitions and selectively constructing towers in areas that complement our existing base of rental towers and the expansion into additional high growth wireless communications markets. Since commencing operations in May 1995, we have completed acquisitions and builds as follows:

                                                        Acquisitions
                             Periods Ended                Completed    Pro Forma
                             December 31,               Subsequent to     for
                          ------------------- March 31,   March 31,     Probable
                          1995 1996 1997 1998   1999        1999      Acquisitions Total (1)
                          ---- ---- ---- ---- --------- ------------- ------------ --------
Number of towers
 acquired...............   29  119  134  517     109          57          612       1,577
Number of towers built..    4    4   22   47      16          15           --         108
                          ---  ---  ---  ---     ---         ---          ---       -----
Number of towers
 acquired or built
 during the period......   33  123  156  564     125          72          612       1,685
                          ===  ===  ===  ===     ===         ===          ===       =====
Number of acquisition
 transactions
 completed..............   13   49   72   82      27          36            8         287

--------
(1) Does not include 34 communications sites currently managed by us and approximately 1,359 sites expected to be acquired in the Motorola Antenna Site Acquisition.

   As of March 31, 1999, we also had 11 towers under construction and 50 additional tower projects in various stages of development. As of March 31, 1999, we had agreements or letters of intent to acquire 35 additional communications sites. In addition, we have identified numerous additional acquisition candidates. We expect that internal growth related to completed acquisitions and the business potential of pending acquisitions will have a material impact on our future revenues and EBITDA.

   We believe that significant opportunities for growth exist by maximizing the use of our existing and future communications sites. Because the costs of operating a communications site are primarily fixed on owned sites, increasing tower utilization significantly improves tower level operating margins on these sites. We believe that "same tower" revenue growth on owned communications sites (measured by comparing the annualized run rate revenue of our owned communications sites at the end of a period to the annualized run rate revenue for the same owned communications sites at the end of a prior period), is a meaningful indicator of the quality of these sites and our ability to generate incremental revenue on such sites. Taking into consideration new leases written as of December 31, 1998, we experienced "same tower" revenue growth of approximately 20% for the year ended December 31, 1998 on the base of communications sites we owned as of December 31, 1997.

   We have generated net losses since inception and at March 31, 1999, had an accumulated deficit totaling approximately $64.7 million. Due to the nature of our business (the leasing of cash-generating assets) and our plans to continue to grow the business, it is expected that charges relating to depreciation of existing and future assets and interest expense associated with related debt balances will be substantial. Accordingly, we expect to continue to generate losses for the foreseeable future.

   Our annualized run rate revenue is calculated as of a given date by annualizing the monthly rental rates then in effect for customer lease contracts as of such date. We believe that growth in our annualized run rate revenue is a meaningful indicator of our performance. As of March 31, 1999, our annualized run rate revenue was $51.6 million.

   On June 29, 1999, we entered into an agreement to consummate the Motorola Antenna Site Acquisition. In connection with that transaction, we anticipate acquiring approximately 1,858 communications sites, consisting of 499 owned sites, 526 managed sites and 833 leased sites, for $255 million plus fees and expenses. For the three months ended March 31, 1999 on pro forma basis, the Motorola sites generated $20.9 million in revenue, $9.1 million in tower level cash flow and $6.5 million in EBITDA. Accordingly, the closing of that acquisition will significantly increase our revenue, tower level cash flow and EBITDA. Previously, we have not had a significant number of managed or leased sites in our portfolio. Generally, managed and leased sites have higher operating costs than owned towers, primarily as a result of higher rental costs related to revenue sharing with site owners. In addition, on leased sites, we generally have a right to lease only a limited portion of a site, which limits total revenue potential. Higher relative operating costs and limited revenue growth results in substantially lower tower cash flow and EBITDA margin performance on managed and leased sites. Accordingly, the acquisition of managed and leased sites in the Motorola Antenna Site Acquisition or any other potential future acquisitions substantially will decrease our tower level operating margins.

Results of Operations

   The following table sets forth, for the periods indicated, each statement of operations item as a percentage of total tower rental revenue. The results of operations are not necessarily indicative of results for any future period. The following data should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                       Year Ended            Period    Period
                                      December 31,            Ended     Ended
                                   ----------------------   March 31, March 31,
                                   1996    1997     1998      1998      1999
                                   -----   -----   ------   --------- ---------
Statement of Operations Data:
  Site rental revenue............. 100.0%  100.0%   100.0%    100.0%    100.0%
  Site operating expenses,
   excluding depreciation and
   amortization...................  23.4    20.4     19.3      15.8      18.6
  Gross profit....................  76.6    79.6     80.7      84.2      81.4
Expenses:
  General and administrative......  18.9    10.6     13.0       7.8       7.0
  Corporate development...........  29.3    28.9     19.9      24.0      14.3
  State franchise, excise and
   minimum taxes..................   0.5     0.5      2.1       1.3       1.7
  Depreciation....................  42.2    49.2     70.3      54.9      74.9
Loss from operations.............. (14.3)   (9.6)   (24.6)     (3.8)   (16.04)
Interest expense..................  23.9    53.8     38.4      57.8      32.5
Amortization of original issue
 discount.........................   3.4     2.3     51.3      11.4      45.2
Net loss before extraordinary
 items............................ (41.6%) (65.7%) (114.3%)   (73.0%)   (94.1%)

 Three Months Ended March 31, 1999 compared to Three Months Ended March 31,
1998

   Site rental revenue increased 123.5% to $12.0 million for the three month period ended March 31, 1999 from $5.4 million for the three month period ended March 31, 1998. This increase is attributable to additional revenue resulting from (1) the acquisition and construction of 125 communications sites during the three month period ended March 31, 1999, the results of which are reflected from the time of acquisition or construction in the three month period ended March 31, 1999, (2) the inclusion of results from 308 communications sites acquired or constructed during the period from April 1, 1998 through December 31, 1998 for the entire three month period ended March 31, 1999 and (3) the inclusion of results from 201 communications sites acquired in March 1998 for the full three month period ended March 31 1999. In addition, the increase is due to growth in per communications site revenue as a result of expanded marketing efforts to increase the number of customers per communications site, as well as regular, contractual price escalations for existing customers.

   Site operating expenses, excluding depreciation and amortization, which consist primarily of costs relating to the ongoing maintenance of properties such as air conditioning and grounds maintenance, ground lease expenses, utilities, property taxes and other direct costs of communications site operation, increased 162.2% to $2.2 million for the three month period ended March 31, 1999 from $0.9 million for the three month period ended March 31, 1998. This increase is consistent with the purchase and construction of communications sites and the related increases in revenue as discussed above. Communications site operating expenses as a percentage of revenue increased to 18.6% for the three month period ended March 31, 1999 from 15.9% for the three month period ended March 31, 1998. The change primarily resulted from the continuing change in the mix of communications site assets due to ongoing acquisition and build activity occurring since March 31, 1998. The portfolio of communications site assets that we owned during the three month period ended March 31, 1999 have slightly higher expenses as a percentage of communications site revenue than the substantially smaller portfolio of tower assets owned during the three month period ended March 31, 1998. The specific areas of expenses affected include ground rents, property taxes and certain maintenance costs related to our site improvement program, which is designed to enhance marketability of sites to our customers.

   General and administrative expenses, which are associated with supporting our day-to-day management of our existing properties and primarily consist of employee compensation and related benefits costs, advertising, professional and consulting fees, office rent and related expenses and travel costs, as a percentage of revenue, decreased to 7.0% of revenue for the three month period ended March 31, 1999 from 7.8% for the three month period ended March 31, 1998 reflecting the growth in revenues resulting from our continued success in implementing our growth strategy over the past year. This decrease results from decreases in personnel and infrastructure costs as our tower revenues increased as a result of our acquisitions and construction of communications sites, offset partially by the effect of increases in expenses from additional staffing due to us becoming a public registrant and related increases in professional fees, increased levels of advertising and marketing expenditures and increases in rent and related costs associated with our growth.

   Corporate development expenses, which represent costs incurred in connection with acquisitions and construction of new communications sites, increased 32.8% to $1.7 million for the three month period ended March 31, 1999 from $1.3 million for the three month period ended March 31, 1998. The increase in corporate development expenses reflects the higher costs associated with expansion of our acquisition and construction strategies and related communications site development efforts. Corporate development expenses decreased as a percentage of revenue from 24.0% for the three month period ended March 31, 1998 to 14.2% for the three month period ended March 31, 1999 because of the incremental increase in revenue from the comparative period in 1998 and our ability to use our personnel and infrastructures more effectively as we grow.

   State franchise, excise and minimum taxes, which represent taxes assessed in connection with our operations in various state jurisdictions, increased to $0.20 million for the three month period ended

March 31, 1999 from $0.01 million for the three month period ended March 31, 1998. Such taxes are calculated using various methods such as a portion of our property within a given state, our capital structure or based upon a minimum tax in lieu of income taxes. The increase in 1999 is primarily attributable to our significant expansion of our geographic region primarily through acquisitions.

   Depreciation expense increased 204.8% to $9.0 million for the three month period ended March 31, 1999 from $3.0 million for the three month period ended March 31, 1998 as a result of the increase in tower assets through our acquisition activities as described above.

   Interest expense, net of amortization of original issue discount and debt issuance costs, increased 25.6% to $3.9 million for the three month period ended March 31, 1999 from $3.1 million for the three month period ended March 31, 1998. The increase in interest expense was attributable to increased average borrowings associated with our acquisitions during the three month period ended March 31, 1999 as compared to the three month period ended March 31, 1998, offset by us being subject to lower average interest rates on our average borrowings for the three month period ended March 31, 1999 as compared to the three month period ended March 31, 1998.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Site rental revenue increased 148.6% to $32.0 million in 1998 from $12.9 million in 1997. This increase is attributable to the acquisition and construction of 564 communications sites during the twelve month period ended December 31, 1998. In addition, the increase is due to growth in per communications site revenue as a result of expanded marketing efforts to increase the number of customers per communications site, as well as regular, contractual price escalations for existing customers.

   Site operating expenses, excluding depreciation and amortization, increased 134.2% to $6.2 million in 1998 from $2.6 million in 1997. This increase is consistent with the purchase and construction of communications sites as discussed above.

   General and administrative expenses increased to 13.0% of revenue in 1998 from 10.6% in 1997. This increase resulted from increases in staffing when we became a public registrant and related increases in professional fees and travel costs, increased levels of advertising and marketing expenditures in connection with attracting new tenants to our communications sites and increases in rent and related costs.

   Corporate development expenses increased 71.4% to $6.4 million in 1998 from $3.7 million in 1997. The increase in corporate development expenses reflects the higher costs associated with the expansion of our acquisition and construction strategies. Corporate development expenses decreased as a percentage of site rental revenue to 19.9% in 1998 from 28.9% in 1997 because of the incremental increase in communications site rental revenue from the comparative period in 1997 and our ability to use our personnel and infrastructure more effectively as we grow.

   State franchise, excise and minimum taxes, which represent taxes assessed in connection with our operations in various state jurisdictions, increased to $0.7 million in 1998 from $0.1 million in 1997. Such taxes are calculated using various methods such as a portion of our property within a given state, our capital structure or based upon a minimum tax in lieu of income taxes. The increase in 1998 is primarily attributable to the significant expansion of our geographic region primarily through acquisitions.

   Interest expense, net of amortization of original issue discount, increased 77.6% to $12.3 million in 1998 from $6.9 million in 1997. The increase in interest expense was attributable to increased borrowing associated with our acquisitions and construction activity during the period.

 Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

   Site rental revenue increased 166.0% to $12.9 million in 1997 from $4.8 million in 1996. This increase is primarily attributable to the acquisition and construction of 156 communication towers during 1997 and, to a lesser extent, expanded marketing efforts to increase the number of customers per tower as well as regular, contractual price escalations for existing customers.

   Site operating expenses, excluding depreciation and amortization, increased 131.9% to $2.6 million in 1997 from $1.1 million in 1996 due primarily to the addition of 156 communication towers during the year. However, site operating expenses, excluding depreciation and amortization, decreased as a percentage of site rental revenue to 20.4% in 1997 from 23.4% in 1996, reflecting operating efficiencies gained on existing communications sites as well as on new communication towers acquired or constructed.

   General and administrative expenses increased 49.2% to $1.4 million in 1997 from $0.9 million in 1996. General and administrative costs decreased as a percentage of site rental revenue to 10.6% in 1997 from 18.9% in 1996 because of lower overhead costs as a percentage of site rental revenue.

   Corporate development expenses increased 162.0% to $3.7 million in 1997 from $1.4 million in 1996. The increase in corporate development expenses reflects the expansion of our acquisition and construction strategies. Corporate development expenses remained relatively constant as a percentage of site rental revenue at 28.9% in 1997 compared to 29.3% in 1996.

   Interest expense increased 499.6% to $6.9 million in 1997 from $1.2 million in 1996. The increase in interest expense was attributable to increased borrowing levels associated with our acquisitions during the period.

Liquidity and Capital Resources

   Our liquidity needs arise from our acquisition-related activities, debt service obligations, working capital needs and capital expenditures. We have historically funded our liquidity needs with proceeds from equity contributions, bank borrowings, the issuance of our 10% senior discount notes, cash flow from operations and our IPO. We had a working capital deficit of $14.7 million, $9.3 million (inclusive of a $15.0 million bridge loan owed to ABRY II, which was repaid on February 24, 1999), $12.8 million and $1.5 million as of March 31, 1999, December 31, 1998, 1997 and 1996, respectively. Excluding the current portion of long-term debt, current liabilities exceed current assets by $13.7 million, $6.4 million, $1.7 million and $0.8 million as of March 31, 1999, December 31, 1998, 1997 and 1996, respectively. Our ratio of total debt to stockholders' equity was 1.7 to 1.0 at March 31, 1999, 10.7 to
1.0 at December 31, 1998, 8.2 to 1.0 at December 31, 1997 and 1.4 to 1.0 as of December 31, 1996. On a pro forma basis as of March 31, 1999, we would have had consolidated cash and cash equivalents of $1.3 million, $532 million of consolidated long-term debt outstanding, consolidated stockholders' equity of $417 million and a ratio of total debt to stockholders' equity of 1.28 to 1.0.

   Our credit facility provides us with two revolving lines of credit and two term loans for aggregate borrowings of up to $470 million, of which $225 million (including letters of credit) is currently outstanding. Approximately $220 million is intended to be drawn to partially finance the Motorola Antenna Site Acquisition. Under the two revolving lines of credit, we may make borrowings and repayments until June 30, 2006. Under one term loan, advances must be repaid in full by June 30, 2006. Under the other term loan, advances must be repaid in full by June 30, 2007. Once repaid, amounts under term loans may not be reborrowed. Advances under one revolving line of credit and one term loan may be used for acquisitions, working capital, and other general corporate purposes. Advances under the other revolving credit and the other term loan are limited to acquisitions. Advances under our credit facility have been used primarily to fund acquisitions and construction of sites.

   Beginning September 30, 2001, the availability under each revolving line of credit and one term loan starts reducing by specified amounts on a quarterly basis until June 30, 2006, when the availability under such credits will be reduced to zero. Beginning September 30, 2001, the availability under the other term loan starts reducing by specified amounts on a quarterly basis until June 30, 2007, when the term loan must be repaid in full. Advances under the revolving credits and the term loan maturing June 30, 2006 bear interest at a rate per annum, at the borrower's request, equal to the agent bank's prime rate plus a margin of up to 1.5% or the 90-day London Interbank Offered Rate plus a margin of up to 2.75%. Advances under the term loan maturing June 30, 2007 bear interest at a rate per annum, at the borrower's request, equal to the agent bank's prime rate plus a margin of up to 1.75% or the 90-day London Interbank Offered Rate plus a margin of up to 3.0%. As of March 31, 1999, after giving effect to the acquisitions referred to in this Prospectus on a pro forma adjusted basis, there would have been $133.3 million available under our credit facility, after giving effect to approximately $49.2 million of outstanding letters of credit, which would have reduced availability under our credit facility.

   We also use seller financing to fund certain of our communications site acquisitions. As of March 31, 1999, we had outstanding, in the aggregate amount, $24.2 million of seller notes bearing interest at rates ranging from 8.5% to 13.0% per annum.

   In March 1998, we completed the offering of our 10% senior discount notes. We received net proceeds of approximately $192.8 million from that offering. The proceeds were used to repay outstanding borrowings under our credit facility, to repay in full and retire a $12.5 million bridge loan from ABRY II and accrued interest thereon and a $20 million subordinated term loan and accrued interest thereon and to pay a distribution preference to certain holders of our Common Stock. Our 10% senior discount notes were issued under the Indenture and will mature on March 15, 2008. Cash interest is not payable on our 10% senior discount notes prior to March 15, 2003. Thereafter, our 10% senior discount notes will require annual cash interest payments of $32.5 million.

   On February 19, 1999, we completed our IPO where we sold 20,000,000 shares of our Common Stock and on March 19, 1999, the over-allotment options were exercised and an additional 2,026,000 shares were sold. The initial price per share was $14, resulting in net proceeds of approximately $290 million before deducting the costs of our IPO.

   We recently received a commitment from an institutional investor to purchase $30 million aggregate liquidation preference of senior preferred pay-in-kind stock, series A (the "Series A Preferred Stock"). Proceeds from the issuance of the Series A Preferred Stock would be available to partially fund the Motorola Antenna Site Acquisition. As we will have sufficient funds available to us from this offering and under our credit facility, we currently do not anticipate issuing the Series A Preferred Stock. If issued, it is anticipated that holders of Series A Preferred Stock will be entitled to receive dividends, payable quarterly, at an initial rate equal to 14% per annum for the first two quarters after its issuance, 14.75% per annum for the following quarter, 15.5% per annum for the following quarter and 16% per annum thereafter. At our option, we would be able to pay dividends in cash or by the issuance of additional shares of Series A Preferred Stock having an aggregate liquidation preference equal to the amount of the dividends. Five years after issuance, we would be able to pay dividends by paying a 14% per annum cash dividend and a 2% per annum dividend by the issuance of additional shares of Series A Preferred Stock having an aggregate liquidation preference equal to the amount of the 2% per annum dividend. The Series A Preferred Stock would be redeemable at our option, in whole (but not in part), at any time at a redemption price equal to the aggregate liquidation preference thereof, plus all accumulated but unpaid dividends to the date of redemption. In addition, we would be required, subject to certain conditions, to redeem all of the shares of Series A Preferred Stock outstanding 10 years from the date of its issuance at a redemption price equal to 100% of the liquidation preference thereof, plus accumulated and unpaid dividends to the date of redemption.

   To potentially partially fund certain recent and pending acquisitions, we have signed a commitment letter dated July 1, 1999 between us and an affiliate of Deutsche Bank Securities Inc., for us to issue $20 million aggregate liquidation preference of preferred pay-in-kind stock, series B (the "Series B Preferred Stock"). We currently do not anticipate issuing any Series B Preferred Stock. The Series B Preferred Stock would be entitled to receive dividends, payable quarterly in additional shares of Series B Preferred Stock at an initial rate equal to 17% per annum. At our option, we would be able to pay dividends in cash or by the issuance of additional shares of Series B Preferred Stock. The Series B Preferred Stock would rank junior in right of payment of dividends and upon liquidation to any Series A Preferred Stock issued and would rank senior to all other classes of our preferred and common stock. The Series B Preferred Stock would be redeemable, at our option, in whole or in part, at any time at a redemption price equal to 100% of the aggregate liquidation preference thereof, plus all accumulated but unpaid dividends thereon, if any, to the date of redemption. The commitment relating to the provision of the Series B Preferred Stock terminates upon the consummation of this offering.

   Capital investments, including acquisitions, for the three months ended March 31, 1999 were $85.7 million, compared to $111 million in the comparable 1998 period. We anticipate that we will spend approximately $414.4 million on capital investments during the period from April 1, 1999 through December 31, 1999, including various individually immaterial acquisitions in our current targeted acquisitions pipeline, construction and upgrading of additional towers. Depending on availability of additional capital, we expect that we may make substantial capital investments for acquisitions, construction and upgrading of additional towers in 1999 and 2000.

   We estimate capital investments in 2000 to be approximately $150 million.

   We believe that the proceeds from this offering of our Common Stock, availability under our credit facility, cash flow from operations and existing cash balances will be sufficient to meet working capital requirements for existing properties and to fund our current probable acquisitions. To the extent that we pursue additional acquisitions, construction activity and other capital expenditures requiring funding in excess of that then available under our credit facility, we will be required to obtain additional financing. To the extent that we are unable to finance future capital expenditures, we may not be able to achieve our current business strategy.

Quantitative and Qualitative Disclosures About Market Risk

   We are exposed to certain market risks inherent in our financial instruments. These instruments arise from transactions entered into in the normal course of business and, in some cases, relate to our acquisitions of related businesses. We are subject to interest rate risk on our credit facility and any future financing requirements. Our fixed rate debt consists primarily of outstanding balances on our 10% senior discount notes and notes payable to former tower owners and our variable rate debt relates to borrowings under our credit facility. See "--Liquidity and Capital Resources."

   The following table presents the future principal payment obligations and weighted-average interest rates associated with our existing long-term debt instruments assuming our actual level of long-term indebtedness of $329,651,613 under our 10% senior discount notes and our credit facility as of March 31, 1999:

                                              Expected Maturity Date
                         -----------------------------------------------------------------
                         1999    2000        2001        2002        2003      Thereafter
                         ---- ----------- ----------- ----------- ----------- ------------
Liabilities
Long-term Debt
 Fixed Rate (10.00%).... --           --          --          --          --  $325,000,000
 Variable Rate (Weighted
  Average Interest Rate
  of 8.58%)............. --   $10,845,000 $16,267,500 $21,690,000 $59,647,500          --

   Our primary market risk exposure relates to the following:

  . the interest rate risk on long-term and short-term borrowings;

  . our ability to refinance our 10% senior discount notes at maturity at market rates;

  . the impact of interest rate movements on our ability to meet interest expense requirements and exceed financial covenants; and

  . the impact of interest rate movements on our ability to obtain adequate financing to fund future acquisitions.

   We manage interest rate risk on our outstanding long-term and short-term debt through our use of fixed and variable rate debt. While we cannot predict or manage our ability to refinance existing debt or the impact interest rate movements will have on our existing debt, we continue to evaluate our financial position on an ongoing basis.

Inflation

   Because of the relatively low levels of inflation experienced in 1996, 1997, 1998 and as of March 31, 1999, inflation did not have a significant effect on our results in such years.

Year 2000

   Many computer systems in use today were designed and developed using two digits, rather than four, to specify years. As a result, such systems will recognize the year 2000 as "00" or 1900. This could cause many computer applications to fail completely or to create erroneous results unless corrective measures are taken.

   We utilize management information systems and software technology that may be affected by Year 2000 issues throughout our businesses. During 1996, we began to implement plans to assess our systems to determine their ability to meet our internal and external requirements. During 1998, we completed our initial comprehensive testing of and modifications to our information systems in response to that testing. We have developed questionnaires and contacted key suppliers regarding their Year 2000 compliance to determine any impact on our operations. In general, our suppliers and customers appear to have developed or are in the process of developing plans to address Year 2000 issues. We will continue to monitor and evaluate the progress of our suppliers and customers on this matter.

   Year 2000 issues are not expected to have a material impact on our current information systems as a result of the steps already completed to try and make our systems Year 2000 compliant. Based on the nature of our business, we anticipate that we are not likely to experience material business interruption due to the impact of Year 2000 compliance on our customers and vendors, although if our customers and vendors experience Year 2000 problems, our results of operations could be materially adversely affected. We estimate that we will spend approximately $100,000 in 1999 to continue to monitor and test our systems for Year 2000 compliance including our software applications that we continuously develop and enhance. As a result, we do not anticipate that incremental expenditures to address Year 2000 compliance will be material to our liquidity, financial position or results of operations prior to the Year 2000. See "Risk Factors--We cannot assure you that the impact of the Year 2000 date change on computer systems will not have significant adverse effects on us."

                                    BUSINESS

Company Overview

   We are the leading independent provider of wireless communications site space in the Southeastern United States. We rent space on communications sites to providers of wireless communication services such as PCS, cellular, paging, SMR, wireless data transmission and radio and television broadcasting. We believe renting communications site space allows us to achieve the highest cash flow margins with the lowest level of risk on the capital we invest in the communications site business. As a result of our extensive base of existing communications sites, we believe that we are well positioned to continue to benefit from the growth opportunities in the rapidly consolidating tower industry and from the strong demand for tower rental space fueled by the growing demand for wireless services.

   Since our formation in May 1995, we have focused on creating a portfolio of communications site clusters by concentrating our presence in high growth markets such as Atlanta, Birmingham, New Orleans, Orlando and Tampa. As of
June 30, 1999, we have completed 279 acquisitions, acquiring 965 communications sites and have constructed an additional 108 towers. Currently we have agreements or letters of intent to acquire 1,971 additional communications sites, including an agreement with Motorola, to acquire 499 owned sites, 526 managed sites and 833 leased sites for $255 million plus fees and expenses. Managed sites are tower or rooftop communications sites owned by others where we would have the exclusive right to market antenna space on these sites. Leased sites are tower or rooftop communications sites owned by others that we would have a non-exclusive right to market antenna space. The pending Motorola Antenna Site Acquisition will enhance our strong position in the Southeast, expand our existing presence in the Northeast and West and introduce us to new markets in the Midwest. Following the closing of the Motorola Antenna Site Acquisition and the additional communications sites which are currently subject to agreement or a letter of intent we will have 1,685 owned communications sites, 560 managed communications sites and 833 leased communications sites. We had annualized tower rental revenue and EBITDA on a pro forma basis of $143.8 million and $64.1 million, respectively, based upon the three months ended March 31, 1999, of which $83.7 million and $26 million, respectively, are derived from the pending Motorola Site Acquisition.

   We currently have over 800 customers renting space on one or more of our communications sites. Our tenants consist of all forms of wireless communications providers, operators of private wireless networks and government agencies, including Southern Communications, Nextel, Sprint PCS, PageNet, Motorola, BellSouth Mobility, MobileMedia Communications, Teletouch, Skytel, Pagemart, Federal Bureau of Investigation and Bureau of Alcohol, Tobacco & Firearms. Our customers are generally responsible for the installation of their own equipment and the incremental utility costs associated with that equipment. In addition, adding customers on a communications site does not increase monitoring, maintenance or insurance costs. Therefore, when new customers are added to a communications site, we are able to increase revenue at low incremental cost, thereby increasing cash flow margins.

Industry Background

   Communications sites are primary infrastructure components for wireless communications services such as PCS, cellular, paging, SMR, wireless data transmission and radio and television broadcasting. Wireless communications companies require specialized wireless transmission networks in order to provide service to their customers. Each of these networks is configured to meet the requirements of a particular carrier to cover a geographic area and include transmission equipment such as antenna, transmitters and receivers placed at various locations throughout the covered area. These locations, or communications sites, are critical to the operation of wireless communications networks and consist of towers, rooftops and other structures on which the equipment may be placed. Wireless communications providers design their networks and select their communications sites in order to optimize their transmission frequencies, taking into account the projected geographic area the site will cover, the topography of the area and the requirements of the technology being deployed.

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The Wireless Communications Industry

   The wireless communications industry is growing rapidly as:

  . consumers become increasingly aware of the uses and benefits of wireless communications services;

  . the costs of wireless communications services decline; and

  . new wireless communications technologies are developed.

   Changes in federal regulatory laws have led to a significant increase in the number of competitors in the wireless communications industry. This competition, combined with an increasing reliance on wireless communications services by consumers and businesses, has increased demand for higher quality networks with wide reaching and reliable service. As new service carriers build out their networks and existing carriers upgrade and expand their networks to maintain their competitiveness, the demand for communications sites is expected to increase dramatically.

   The wireless communications industry is comprised of the following segments:

  . Cellular. Currently each market in the United States has two cellular service operators. Cellular networks consist of numerous geographic "cells" located every few miles that rebroadcast the cellular frequency. Each cell includes a communications site consisting of transmission equipment typically located on a wireless communications tower. According to industry publications, as of December 31, 1998 there were 65.4 million wireless telephone subscribers in the United States, representing a 21.3% growth rate over the prior 12 months, and an overall penetration of the market of approximately 25%, with demand expected to increase as prices decline;

  . PCS. PCS is an emerging wireless communications technology competing with cellular that offers a digital signal that is clearer and offers greater privacy than analog cellular systems. PCS companies are expected to be substantial users of tower space primarily because:

    --up to six PCS licenses have been issued by the FCC in each market
     (versus two licenses for cellular); and

    --PCS technology requires more communications sites to cover the same geographic area as cellular technology.

    According to industry publications, there were approximately 6.5 million PCS subscribers in the United States as of December 31, 1998. The Personal Communications Industry Association ("PCIA") estimates that as of December 31, 1998 there were approximately 84,000 antenna sites (cellular and PCS) in the United States. PCIA estimates that this number will increase by approximately 66,000 additional antenna sites by 2005. While some of these sites may use existing communications sites, it is expected that a large number of new sites will be required for the deployment of PCS networks. PrimeCo, Aerial and Sprint PCS are currently building out PCS systems in the Southeast, and are placing their equipment on many of our rental communications sites, rather than constructing their own towers;

  . Paging. Paging has also enjoyed dramatic growth over the last ten years.
    According to industry publications, there were 54.2 million pagers at the end of 1998, representing a compound annual growth rate of 23% since 1993. This growth was spurred by declining prices, wider geographic reach and increasing demand by consumers. While network construction by the paging industry appears to be reaching a level of maturity, even at the current subscriber levels it is expected that additional transmission frequencies and, in-turn, additional transmitter equipment will be required both to service existing paging customers and deploy new paging technologies. Paging companies have historically relied heavily on rental towers and are expected to continue to do so;

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  . SMR/ESMR. SMR companies provide two-way radio communications primarily for commercial purposes. Two-way private business radio is used primarily for businesses engaged in dispatching personnel or equipment to work sites with users including construction and trucking companies, courier services, hospitals and taxicabs. Each service provider holds an FCC radio license that allows it to transmit over a particular frequency, and most lease space on a local communications sites for transmission purposes. As a result of advances in digital technology, some wireless communications providers have begun to design or modify networks that utilize SMR frequencies by deploying advanced digital technologies called ESMR. ESMR increases the capacity of radio networks allowing more efficient use of allocated frequencies. These efficiencies and improvements allow ESMR to provide wireless telephone service that can compete with cellular and PCS. As more commercial users are attracted to enhanced SMR services, the demand for communications site space to support this broader use should also increase. Nextel and Southern Communications are currently the leading ESMR providers in the United States;

  . Government Agencies. Federal, state and local government agencies are major users of wireless communications services and typically operate on their own dedicated frequencies. These government agencies often find it easier to lease rather than own communications site space. As new technologies are developed in law enforcement, emergency and other government services, various municipalities and government agencies are becoming more significant users of wireless communications services. Examples of government customers of communications site space include the Federal Bureau of Investigation, U.S. Coast Guard, U.S. Secret Service and various municipal agencies;

  . Broadcast and Wireless Cable. Broadcasters transmit AM/FM radio signals and VHF and UHF television signals in order to obtain the broadest and clearest coverage available. A broadcast station's coverage is one of the primary factors that influences the station's ability to attract advertising revenue. Once a communications site location is chosen, broadcasters rarely change sites because of complex regulatory requirements, high switching costs and business disruption. Although the U.S. broadcasting industry is generally mature in its demand for transmission communications site capacity, a significant increase in demand for communications site space may occur when digital spectrum is used to deliver high definition television or digital multi-casting, i.e., multiple "normal" definition television channels. Additionally, wireless cable television is being developed and positioned as a potential alternative to traditional cable television. Wireless cable operates by receiving programming from a satellite which is then retransmitted from an antenna on a communications site to an antenna on a subscriber's residence. Several wireless cable companies are now in the process of constructing their systems in our regions; and

  . Emerging Technologies and Availability of FCC Spectrum. Several new entrants in the wireless communications industry are emerging as new technology becomes available and as additional radio spectrum is authorized for use by the FCC. For example, wireless local loop systems are seen as an alternative to traditional copper and fiber-optic based services with the potential to be implemented more quickly and at lower costs than fixed wireline services. Wireless local loop systems provide non-mobile telecommunications services to users by transmitting voice messages over radio waves from the public switched network to the location of the fixed telephone. Wireless data transmission is also widely viewed as being in its infancy as several companies endeavor to build national wireless data transmission networks including, Nationwide Wireless Network (an affiliate of MTEL), RAM Mobile Data (10% owned by BellSouth), and Racotek's SMR based data networks. Automatic Vehicle Monitoring/Location and Monitoring Services such as "Lo Jack" also require a minimum of three towers to provide their services in a particular coverage area. In addition to their current uses, we believe that monitoring/tracking service providers will use the band to provide fleet tracking, rail and container transportation monitoring, security and access control, etc.

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   These recent developments in the wireless communications industry indicate continuing opportunities for growth in the communications site rental industry. Industry analysts project rapid and continued growth in the major wireless communications industry segments and these projections all share a common outcome: more equipment needs to be installed on a limited supply of communications sites.

The Communications Site Rental Industry

   A typical tower site consists of a fenced area containing a tower and an equipment shelter that houses a variety of transmitting, receiving and switching equipment. There are three types of towers:

  . Guyed towers (which can reach heights of up to 2,000 feet) gain their support from a series of cables attached at different levels on the tower to anchor foundations in the ground;

  . Lattice towers (which can reach heights of up to 1,000 feet) are self-supporting structures usually tapered from the bottom up, with either three or four legs; and

  . Monopoles (which range in height from 50-200 feet) are self-supporting tubular structures, which typically accommodate fewer tenants. Monopoles are often used as single purpose towers or in locations where there are space constraints or a need to address aesthetic concerns.

   In addition to towers, wireless communications equipment can also be placed on building rooftops. Rooftop sites are common in urban downtown areas where tall buildings are available and multiple communications sites are required because of the high volume of wireless traffic. As of March 31, 1999, our tower portfolio was comprised of 696 guyed, 234 self supporting lattices, 64 monopoles and 17 rooftop sites. With the pending Motorola Antenna Site Acquisition, we are acquiring or have the right to manage or lease an additional 1,117 guyed, 342 self supporting lattices, 30 monopoles and 369 rooftop sites.

   The value of a rental communications sites is principally determined by the desirability of its location to customers and the amount of equipment that can be located at a particular site. Multiple customers can share one tower through "vertical separation" with each type of customer (i.e., cellular, PCS or paging) located at a different height on the tower, while multiple customers can share a single rooftop communications site through "horizontal separation" of each type of customer. Additionally, although many existing towers and rooftops were not originally built with the capacity to support multiple customers, these communications sites can often be upgraded or reinforced to support additional equipment.

   Historically, wireless communications providers and broadcasters built, owned and operated their own towers, which were typically constructed and designed for their exclusive use. There have been a number of changes in the communications industry, however, that have resulted in communications sites becoming available for multiple uses and for acquisition by independent communications site operators:

  . As new technologies emerged, much of the transmission and broadcast equipment located on many communications sites became obsolete. For example, fiber optic cables have largely replaced transmission traffic traditionally carried by wireless microwave networks;

  . Paging and SMR providers traditionally owned their own networks and transmission towers. As these industries have consolidated over the past 10 years, the service providers consolidated their equipment, resulting in unutilized or underutilized towers; and

  . Wireless communications providers today are generally more focused on developing their subscriber base and less focused on building and owning proprietary tower networks.

   During the mid-to-late 1980s, a number of independent communications site owners began to emerge, marking the beginning of the site rental industry. These independent tower owners focused on

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owning and managing towers and rooftops with multiple customers. We believe the majority of these operators were individuals with a small number of local rental towers offering very limited coverage areas. Since 1995, however, several larger independent communications site owners have emerged as demand for wireless communications services has continued to grow and as additional high frequency licenses were awarded for new wireless communications services. Both trends led to a need for networks with an extensive tower infrastructure. As the demand for communications sites has been increasing, there has been a growing trend by municipalities to slow the proliferation of towers. These trends have contributed to an increasing need for strategically located towers that can accommodate multiple wireless communications providers.

Our Approach to the Tower Rental Industry

   As a result of the recent developments in the wireless communications industry and the highly fragmented nature of the tower rental industry, our founders recognized a significant opportunity to consolidate strategically located wireless communications towers and enhance rental revenue on those towers. In particular, our founders developed a strategy of acquiring clusters of towers that would provide strong positions in selected, high growth wireless communications markets in the Southeastern United States.

Our Business and Growth Strategy

   Our objective is to create substantial value by both maintaining our position as the leading provider of wireless communications tower space in the Southeastern United States and expanding into additional wireless communications markets. In order to achieve this objective, we have designed and implemented a three-tiered growth strategy that includes:

  . increasing our revenue per tower by aggressively marketing available space;

  . continuing to acquire towers in key markets; and

  . implementing a selective tower construction program designed to complement our acquisition strategy.

Our Marketing and Development Strategy

   We aggressively market rental space on our towers to capitalize on our method of business operation. Our customers are generally responsible for the installation of their own equipment and the utility costs associated with operating their equipment. In addition, adding customers to an existing tower does not increase our monitoring, maintenance or insurance costs. Accordingly, when customers are added to an existing tower, there is little expense and the additional revenue increases our cash flow margins. The key elements of our marketing and development strategy include the following:

  . We Offer Strategically Located Clusters of Communications Sites. By owning and assembling clusters of towers in high growth regions, we believe that we are able to offer our customers the ability to rapidly and efficiently fulfill their network expansion plans across a particular market or region, which we believe provides us with a significant competitive advantage. We also believe that the management and leasing contracts we will acquire in the Motorola Antenna Site Acquisition will enhance our competitive position by allowing us to make more communications sites, in more locations, available to our customers;

  . We Target a Diversified Customer Base. The number of antennas a tower can accommodate varies depending on the type of tower (guyed, self-supporting lattice or self-supporting monopole), the height of the tower and the nature of the services provided by such antennas. The substantial majority of our towers are self-supporting lattice and guyed towers that can support a large number of antennas and therefore enable us to market our tower space to a

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   diverse group of wireless communications providers. In addition, rooftop sites allow us to further diversify our customer base by providing us with an inventory of high altitude sites suitable for newer LMDS and HDTV technologies;

  . We Take Advantage of Our Strong Customer Relationships. We believe that we have established a reputation among our customers as a highly professional and reliable tower space provider. This reputation has been achieved through ongoing investment in the development of relationships at multiple levels of our customers' organizations. We believe that important factors in generating interest in our towers are the customer's awareness of the quality of a particular site, the ease of doing business with one lessor, the location of our other towers and our ability to construct new towers; and

  . We Track FCC Filings. All FCC licensees must file applications for site locations. As part of a disciplined approach to acquisitions and new tower construction activities, we track these filings, which provide us with market intelligence as to existing wireless communications providers' build-out plans and new market entrants.

Our Acquisition Strategy

   Rental communications sites in many parts of the United States are still largely owned by many different companies and individuals, even though the consolidation of communications site ownership has begun to accelerate as larger independent owners acquire small local owners. We believe that our acquisition strategy has allowed us to achieve the highest density of towers across nine states located in the Southeastern United States, as well as create dense clusters of communications sites. Our objective is to create value both by capitalizing on our position as the leading independent provider of wireless communications site rental space in the Southeastern United States and applying our focused marketing and cluster enhancing strategy to new markets we may enter, including markets where Motorola sites are located.

   We believe that growth through acquisition is an attractive strategy because it allows us to:

  . choose the location of our communications sites in key urban and other desired locations;

  . acquire communications sites with existing tenants and the capacity to add multiple, additional tenants;

  . not seek "build-to-suit" mandates from customers, which may result in towers being built in unprofitable locations; and

  . lower our risk as cash flow from existing tenants is predetermined and immediate.

   Our acquisition strategy continues to focus on:

  . rapidly acquiring communications sites in key markets as a means to quickly gain critical mass which discourages other site consolidators from entering our markets;

  . completing follow-on acquisitions to enhance our coverage in selected wireless communications markets; and

  . entering new markets as a platform for future growth.

   In executing our acquisition strategy, we generally target strategically located individual communications sites or small groups of communications sites. Our focus on individual communications sites or small groups of communications sites, however, does not preclude potential acquisitions of a large number of sites in a single transaction, as is the case with the Southern Towers Acquisition, the MobileMedia Acquisition, and the pending Motorola Antenna Site Acquisition.

   We conduct extensive due diligence prior to consummating an acquisition, leveraging what we believe to be our competitive advantage in terms of our experience in, and knowledge of, the

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communications site rental industry. We utilize 10 full-time communications site buyers who spend substantially all of their time in the field identifying, evaluating and generating acquisition opportunities using a standardized process that we have developed to ensure that acquisitions are evaluated, documented and rapidly processed. In order to execute and ensure the integrity and quality of this process, we use outside independent professionals to verify certain accounting, legal and engineering data. We believe that this approach has proven effective in permitting us to more accurately predict the performance of acquired assets and reduce the risks associated with our acquisitions. However, acquisitions involve a number of potential risks, including the potential loss of customers and unanticipated events or liabilities. Because of such risks, there can be no assurance that we will be able to successfully implement our acquisition strategy. See "Risk Factors--We depend on acquisitions and the integration of those acquisitions into our business."

   The key elements of our acquisition strategy are set forth below:

  . We Target High Growth Wireless Communications Markets. We target population centers and key transportation corridors in wireless communications markets where there is evidence of high potential growth. We have established strong market positions in densely populated areas such as Atlanta, Birmingham, New Orleans, Orlando, Tampa, Knoxville, Mobile and Nashville. In addition, we have strong market positions in Southern California and New England;

  . We Focus on the Compatibility with Our Existing Communications Site
    Network. We consider many factors when evaluating a potential acquisition. In particular, we consider whether an acquisition will enhance or create a cluster of communications sites in a given area, thereby providing us with a stronger market position and competitive advantage. We also consider whether the communications sites in a particular acquisition meet previously identified customer demand for enhanced coverage. In some instances, we may acquire, as part of a group of communications sites being purchased, an individual communications site that falls outside of normal acquisition parameters. Such acquisitions occur only when we have determined that the overall transaction is attractive; and

  . We Employ a Disciplined Valuation Process. We seek to acquire communications sites that have existing cash flow and identified potential for significant future cash flow growth from additional tenants. Prior to acquiring a communications site we consider each of the following factors:

    --current population coverage of each communications site to be acquired;

    --nature and quality of the existing and potential customer base;

    --coverage of current and future transportation corridors; and

    --location and desirability of competing communications sites.

   We also make an assessment of potential cash flow growth and estimate whether additional capital expenditures will be required to add capacity to accommodate future growth.

   While we have completed an average of 5.6 acquisitions a month over the last four years, consistent with our acquisition criteria and strategy, we have completed or entered into an agreement to complete the following major acquisitions since March 1998:

   Southern Towers Acquisition. In March 1998, we acquired 201 towers from Southern Communications for approximately $83.5 million plus fees and expenses (the "Southern Towers Acquisition"). Southern Communications is a subsidiary of Southern Company, one of the largest utility holding companies in the United States and an ESMR provider. Substantially all of the towers, which are located in Georgia, Alabama, Mississippi and Florida, were constructed within the past five years.

   In connection with the Southern Towers Acquisition, we entered into leases with Southern Communications and its affiliates to provide communications site space for their ESMR network. The

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leases provide for an initial 10-year term with five optional renewal periods of five-years each exercisable at the customer's option on the same terms as the original leases. In addition, we have entered into an option agreement with Southern Communications where Southern Communications could require us to use commercially reasonable efforts to supply, acquire or construct an additional 80 towers for rental to Southern Communications or its affiliates. We have initiated construction on approximately half of the tower opportunities presented by Southern Communications to date.

   Prior to the Southern Towers Acquisition, these towers were principally for the use of Southern Communications and its affiliates and had only a limited number of third party tenants. The towers were generally constructed with capacity that significantly exceeded Southern Communications' specific capacity requirements. Accordingly, we believe that there is substantial potential for additional revenue from these towers.

   MobileMedia Acquisition. In September 1998, we acquired 166 towers from MobileMedia and its affiliates for approximately $170 million (the "MobileMedia Acquisition"). MobileMedia recently merged with Arch Communications, Inc., making it part of the second largest paging company in the United States.

   In connection with this acquisition, we entered into a lease arrangement to provide rental tower space to MobileMedia Communications, an affiliate of MobileMedia. This lease provides for an initial 15 year noncancellable term with one five-year renewal period, exercisable at the customer's option. Under this lease, MobileMedia Communications secured communications site space for its currently existing 683 transmitters on the acquired towers at a monthly rental rate of $1,300 per transmitter or $888,000 per month. In connection with the lease, we have also given MobileMedia Communications the right to a defined pricing discount for additional communications site space on our tower portfolio that MobileMedia Communications may lease in the future as it continues to expand its paging network. We believe that the discount arrangement is an incentive for MobileMedia Communications to use us as a preferred provider of rental communications site space for new communications site locations they may require in the future.

 Motorola Antenna Site Acquisition On June 29, 1999, we executed a definitive agreement to acquire 1,858 communications sites, including 499 owned sites, 526 managed sites, and 833 leased sites from Motorola for $255 million plus fees and expenses. The Motorola communications sites are largely clustered in urban areas throughout the United States and Canada with over 50% of the owned sites overlapping with our existing communications site portfolio. We believe that the Motorola Antenna Site Acquisition greatly enhances our ability to offer our customers attractive tower clusters in high growth markets and transportation corridors. In addition, the managed sites we expect to acquire in the Motorola Antenna Site Acquisition will enable us to provide our customers premier urban rooftop sites such as the World Trade Center in New York, Sears Tower in Chicago and the Allied Bank Building in Houston. We believe these sites will allow us to further diversify our customer base by providing us with an inventory of high altitude sites in urban areas. For the three months ended March 31, 1999, the Motorola communications sites generated $20.9 million and $6.5 million in revenue and EBITDA on a pro forma basis, respectively.

   This offering is not conditioned upon the consummation of the Motorola Antenna Site Acquisition and we cannot assure you that we will consummate the Motorola Antenna Site Acquisition. See "Risk Factors--There may be risks associated with the Motorola Antenna Site Acquisition."

Our New Tower Construction Strategy

   An additional element of our growth strategy is to selectively construct new towers in and around major markets where we already have a presence to enhance our tower coverage in existing markets. Additionally, we also intend to build new towers to expand the capacity of, or otherwise improve,

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existing sites. In both cases, we adhere to our own requirements of return on invested capital. We do not engage in speculative construction projects or large scale "build-to-suit" projects. During 1997, 1998 and the first three months of 1999, we constructed 22, 47 and 16 towers, respectively. As a result of opportunities generated through our marketing efforts, we estimate that we will identify 80 to 100 new tower build opportunities in the next year. As of December 31, 1998, we had 11 new towers under construction and over 50 additional tower projects in various stages of development. See "Risk Factors-- There are significant risks associated with construction of new towers."

   The elements of our tower build program include the following:

  . We Have a Disciplined Build Selection Criteria. Through our sales and marketing efforts, we seek to identify suitable tower construction sites based on information obtained from wireless communications providers about their network construction plans. By knowing our customers' plans, we can market space on an existing tower or determine whether it makes sense to acquire or construct a new tower to meet our customers' needs. Once a potential opportunity is identified, we act quickly to select only those opportunities that are financially attractive. Tower construction is only initiated after at least one anchor customer is identified and after we have determined, based on market research, that the capital outlay for the construction project would generate returns that exceed our minimum required return on invested capital; and

  . We Rapidly Implement Construction. After identifying an attractive construction opportunity, we move quickly to:

    --secure access to the site by either purchasing or entering into a long-term lease for a parcel of land;

    --select the appropriate type of tower based on capacity needs;

    --initiate sales and marketing efforts to rent additional space on the tower; and

    --complete the necessary steps to obtain zoning approvals and building permits.

   We acquire tower structures from a variety of vendors and oversee the construction of the tower with hired sub-contractors.

Our Strengths

   We believe the following to be the strengths of our business:

  . We Focus on the Communications Site Rental Business. We focus on the rental of wireless communications site space as opposed to other aspects of the tower industry such as site acquisition services, tower construction services and ancillary services. Furthermore, we do not engage in large scale "build-to-suit" programs, preferring instead to focus on our core acquisition strategy and complimentary selective construction strategy designed to enhance coverage in targeted markets. We believe that by focusing on this sector of the communications site industry, we can earn the highest risk adjusted return on invested capital;

  . We Target and Acquire Clusters of Communications Sites. We believe that the site of our portfolio coupled with our focus on creating and enhancing clusters of communications sites create significant competitive advantages by enabling us to provide our customers with multiple communications sites in a given area;

  . We are a Disciplined and Efficient Acquirer of Communications Site
    Assets. At March 31, 1999 we had a network of approximately 1,035 communications sites (excluding 57 sites we acquired subsequent to March 31, 1999, and 1,971 towers to be acquired pursuant to probable acquisitions including the Motorola Antenna Site Acquisition). Our proven acquisition process identifies communications sites that typically have existing cash flow and are complementary to our

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    existing portfolio. We have demonstrated the ability to identify and successfully negotiate the purchase of what we believe to be value enhancing acquisitions; and

  . We Have the Ability to Successfully Increase Communications Site Rental
    Revenue. Our aggressive marketing efforts to all major wireless communications providers have resulted in the signing of a significant number of new tenants over the last three years. Additional tenants increase the operating leverage of our communications site portfolio and generally increase our overall cash flow margins. In order to measure the revenue growth performance of acquired communications sites, we track the cumulative increase in monthly revenue from communications sites acquired during different periods. We have generated a cumulative increase in total monthly revenues for the 29 communications sites acquired in 1995 of approximately 133% through December 31, 1998. In addition, the 119 communications sites acquired in 1996 and the 134 communications sites acquired in 1997 have generated cumulative increases in total monthly revenues of approximately 68% and 14%, respectively, through December 31, 1998.

   In addition to the above strengths, we believe that our business will be characterized by the following:

  . Consolidation Opportunities in a Highly Fragmented Industry. The communications site rental industry remains highly fragmented, with a few independent operators owning a large number of towers. The pace of consolidation has begun to accelerate, however, as the larger independent operators continue to acquire small local or regional operators and purchase communications sites and related assets from wireless communications carriers. We believe that significant opportunities for growth exist in this current industry environment and that we are well-positioned to continue to be a significant consolidator of communications sites. Since commencing operations in May 1995, through June 30, 1999, we have successfully completed 279 acquisitions through which we have acquired 999 communications sites;

  . Attractive Growth Prospects. Our rental communications sites provide basic infrastructure components for all major wireless communications services, including cellular, PCS, paging, two-way radio, broadcast television, microwave, wireless data transmission and SMR customers. As a result, we believe that we can achieve a level of growth in our communications site rental revenue that will in general reflect the growth of our customer base over the next several years;

  . Stable and Predictable Cash Flow. We believe that we benefit from the fact that our contracts are generally long-term (although most of the leases relating to the pending Motorola Antenna Site Acquisition are cancelable by either party on short-term notice) and are characterized by predictable and stable monthly, prepaid recurring revenue. Additionally, because a significant proportion of communications site rental revenue is received from customers that are large companies and because communications sites provide a basic utility-like service (which can be terminated by a communications site owner if rent is not paid), we generally experience low levels of bad debt expense;

  . Barriers to Entry. Communications sites are subject to a variety of federal and local regulations that make the construction of towers difficult and increase the time and expense associated with their construction, especially in highly populated or high transmission areas. As a result, we believe that in areas where we have established a critical mass of rental communications site inventory, construction of alternative communications sites will be less attractive to others due to the likelihood of lower returns on those towers. Wireless communications providers seeking to construct their own proprietary, limited use towers face continued opposition by municipalities, which are reducing the opportunities for such new communications sites to be built and supporting the trend toward co-location on rental communications sites; and

  . Low Customer Churn. The communications site rental industry typically experiences low customer churn as a result of the high relocation costs incurred by customers. When customers enter into long-term contracts for communications site space, those customers generally make significant capital and network engineering commitments to the related site. The time and costs associated with network reconfiguration and obtaining FCC and municipal or local approval may also discourage customer relocation. We believe that the high levels of commitment made by our customers benefit us in the form of recurring and highly predictable revenue stream. We experienced customer churn of approximately 1% per annum for the twelve month period ended March 31, 1999.

Our Operations

   Through our centralized management structure, we are designed to be an efficient consolidator and operator of rental communications sites. This is reflected in the methods and processes that we employ in managing our day-to-day operations, including the rapid integration of acquisition, tower construction and sales and marketing data into our proprietary management information systems. This approach ensures that communications site management is coordinated across our functional areas and that the information is accurate, timely and easily available. We have invested heavily in our information systems and believe that our investments in these areas will accommodate significant additional growth. As we seek to expand our communications site portfolio, we will continue to evaluate the need to supplement our current workforce.

   The key components of our operations include:

  . effective integration of communications site assets into our existing portfolio;

  . ongoing monitoring of our portfolio of communications site assets; and

  . customer sales and support.

   Integration. The pace and level of activity that characterize our acquisition, construction and marketing strategies create certain operational challenges, including the efficient integration of the due diligence data and other accounting, legal, regulatory, real estate, engineering and lease information. In response to these challenges, over the past four years we committed substantial resources to the development of our proprietary management information systems to accommodate our overall acquisition, construction and marketing strategies. As a result, we have developed the capability to rapidly integrate new acquisitions and tower construction activity and initiate sales and marketing efforts immediately upon closing or completion.

   Ongoing Monitoring. Our operations personnel perform routine, ongoing site monitoring to ensure the maintenance of accurate data with regard to our communications site inventory. Inventory management includes radio frequency audits and regulatory compliance. We seek to maintain accurate information with regard to customers' equipment that is installed on our communications sites. We believe that this area is overlooked by many rental communications site owners, resulting in erroneous information about the availability of communications site space and payments owed by some existing customers. To minimize errors, we conduct radio frequency audits and match each customer's equipment (which includes base stations, frequencies, coaxial lines and antennas) to those allowed under the customer's lease. Discrepancies are identified and customers are informed of required modifications to the lease terms in order to provide for additional rent. In addition, we use this information to facilitate future capacity calculations and predict where and when capital expenditures may be required to provide additional space to new customers. Regulatory compliance and respect for the needs of the communities in which we operate are essential to us as well as to our customers. Operations personnel ensure that all sites are in compliance with all FAA and FCC regulations and other local requirements. Regulatory data is integrated into our management information systems and is provided to current and potential customers as part of equipment installation support efforts.

   Customer Sales and Support. Our customer sales support group is dedicated to responding to the needs of current and potential customers. Support is offered to customers in connection with assessing a selected tower's capacity, determining the potential for radio frequency interference from new equipment and providing required documentation as to ownership and other property issues. This service function seeks to facilitate the customer's decision to initiate installation on our communications sites and, we believe, has enhanced our reputation as a full-service and responsive provider of rental communications site space.

Our Customers and Customer Leases

   As of March 31, 1999, we had over 4,500 separate communications site leases. We have a diversified base of over 800 customers. MobileMedia Communications and certain of its affiliates and Southern Communications and certain of its affiliates would have accounted for approximately 24% and 11% of our revenues, respectively, at December 31, 1998. Pro forma for the pending Motorola Antenna Site Acquisition, Nextel will account for approximately 18% of our revenues. See "Risk Factors--The loss of any significant customer would adversely affect our business" and "Risk Factors--There may be risks associated with the Motorola Antenna Site Acquisition."

   We have a diverse mix of customers representing the various technologies and segments of the wireless communications industry. As a result, we believe that we are not dependent on any one segment of the wireless communications industry for future revenue growth. Our diverse mix of customers will continue following the consummation of the pending Motorola Antenna Site Acquisition, although we anticipate the percentage of revenue we derive from paging customers will decrease while the percentage of revenue we derive from SMR customers and private business customers will increase. The following is a summary of our annualized run rate revenue by customer type and approximate percentage of revenue derived therefrom (without giving effect to any pending acquisitions) as of March 31, 1999:

                                                                      Percentage
     Customer Type                                                    of Revenue
     -------------                                                    ----------
     Paging..........................................................    41.8%
     SMR.............................................................    13.8
     PCS.............................................................    13.2
     Land Mobile.....................................................    12.0
     Cellular........................................................     8.5
     Broadcasting....................................................     3.6
     Other...........................................................     6.7
     Data............................................................      .3
                                                                         ----
       Total.........................................................     100%
                                                                         ====

   In connection with the Southern Towers Acquisition, we entered into leases with Southern Communications providing that Southern Communications or one of its affiliates would be a customer on each of the 201 towers acquired. Under these leases, Southern Communications and its affiliates pay annual initial aggregate rents of $5.5 million. The leases have initial terms of 10 years with five optional renewal periods of five years, each of which is exercisable at the customer's option on the same terms as the original leases. Southern Communications has also indicated a desire to lease space on these towers in addition to the space covered by the leases referred to above. We also entered into a 10 year option agreement with Southern Communications whereby Southern Communications may require us to use commercially reasonable efforts to supply, acquire or construct an additional 80 sites within Alabama, Florida, Georgia or Mississippi at locations designated by Southern Communications, for rental of sites thereon by Southern Communications or its affiliates. Any of these additional sites would be rented under the same terms as the original leases for the 201 towers described above.

   In connection with the MobileMedia Acquisition, we entered into a lease with affiliates of MobileMedia leasing the "site spaces" at the towers that were previously utilized by MobileMedia and its affiliates for the installation and operation of transmitter systems. The lease has a 15-year term with one five-year renewal term exercisable at the option of the customer. Rent under the lease during the initial 15-year term is $1,300 per month per site space. During the renewal term, rent will be determined based on then existing market rental rates.

   Upon consummation of the Motorola Antenna Site Acquisition, we will assume a substantial number of tenant leases for the owned communications sites we are acquiring from Motorola. Most of these leases are cancelable by either party on short-term notice. See "Risk Factors--There may be risks associated with the Motorola Antenna Site Acquisition."

Our Properties

   We both own and lease the real property upon which our communications sites are located. As of March 31, 1999, we owned 653 towers on parcels of real estate that are leased and 358 towers on parcels of real estate that are owned.

   The following is a summary of our sites by state, as of March 31, 1999:

                                     Number of      Number of    Total Number of
                                   Communications Communications Communications
State                               Sites Leased   Sites Owned       Sites*
-----                              -------------- -------------- ---------------
Georgia...........................      125             90              211
Florida...........................      123             80              203
Alabama...........................       84             29              113
Louisiana.........................       67             16               83
Tennessee.........................       47             24               71
Mississippi.......................       27             34               61
North Carolina....................       38             18               56
California........................       30             12               42
South Carolina....................       24             12               36
Texas.............................       20             16               36
Virginia..........................       17              2               19
Maryland..........................       13              0               13
Washington........................       10              0               10
New Hampshire.....................        3              6                9
Kentucky..........................        6              1                7
New York..........................        3              4                7
Ohio..............................        4              3                7
Arkansas..........................        3              2                5
Rhode Island......................        1              4                5
Maine.............................        1              2                3
New Jersey........................        2              1                3
Connecticut.......................        2              0                2
Massachusetts.....................        2              0                2
New Mexico........................        2              0                2
Delaware..........................        1              0                1
Indiana...........................        0              1                1
Michigan..........................        1              0                1
Pennsylvania......................        0              1                1
Wisconsin.........................        1              0                1
                                        ---            ---            -----
                                        657            358            1,011
                                        ===            ===            =====

--------
* Includes 34 communications sites that we managed as of March 31, 1999.

   Most of our sites are located on small parcels in urban areas. In rural areas, a site typically consists of a three to five acre tract that supports the tower, equipment shelter and guy wires that stabilize the tower. Less than 2,500 square feet are needed for a self-supporting tower that is typically used in metropolitan areas. Our existing leases generally have 10 to 25 year terms, with options for us to renew the leases for an average of approximately 10 years. Most of the leases we expect to acquire in the Motorola Antenna Site Acquisition are cancellable by either party on short-term notice. Pursuant to our credit facility, the senior lenders have liens on, among other things, tenant leases, equipment, inventory and interests in certain of our real property on which communications sites are located or which constitute a site.

   A significant portion of the ground leases assumed in connection with the MobileMedia Acquisition are subject to renewal within the next five years. In the event that we are not satisfied with the renewal terms with respect to such leases, we have the right to put back these properties to MobileMedia and MobileMedia will still be obligated to pay its rent on these properties. We may incur significant additional operating expenses in connection with the renewal of such leases. There can be no assurance regarding the extent of such increases or whether such increases could have an adverse effect on our results of operations.

   We lease our corporate headquarters in Sarasota, Florida. The aggregate square footage of office space under this lease is approximately 14,000. The lease term ends on September 30, 2000, and we paid rent of approximately $207,000 in 1998. We believe that our facilities are adequate for our short-term needs. We are currently considering alternative local facilities and do not expect difficulty replacing such facilities or locating additional facilities, if needed.

Our Competition

   The markets in which we operate are highly competitive. We compete with wireless communications providers who own and operate their own communications site networks, site development companies that acquire space on existing towers, rooftops and other sites, other independent communications site companies and traditional local independent communications site operators. Wireless communications providers who own and operate their own communications site networks generally are larger and have greater financial resources than we have. We believe that communications site location and capacity, price, quality of service and density within a geographic market historically have been and will continue to be the most significant competitive factors affecting tower rental companies. We believe that competition for tower acquisitions will increase and that additional competitors will enter the communications site rental market, some of which may have greater financial and other resources than we have. See "Risk Factors--We compete with companies that have greater financial resources."

Regulatory Matters

   Federal Regulations. Both the FCC and FAA promulgate regulations relative to towers used for wireless communications. Such regulations primarily relate to the siting, lighting and marking of towers. Most proposed antenna structures that are higher than 200 feet above ground level or that may interfere with the flight path of a nearby airport must be studied by the FAA and registered with the FCC. Upon notification to the FAA of a potential new tower or a proposed change in the height or location of certain existing towers, the FAA assigns a number to and conducts an aeronautical study. Upon the finding that a proposed tower, new or modified, does not constitute a hazard to air navigation, the FAA will require certain painting and lighting requirements to be met to maximize the visibility of the tower. All towers subject to the FAA notification process must be registered by the tower owner with the FCC. At FCC registration, the FCC generally requires the painting and lighting requirements of the FAA to be met. Tower owners may also bear the responsibility of notifying the FAA of any tower lighting outage. The FCC enforces the tower painting and lighting requirements. Failure to maintain applicable requirements may lead to civil liabilities. Wireless communications devices operating on towers and other communications sites are separately regulated by the FCC and independently licensed based upon the particular frequently used. See "Risk Factors--Our business requires compliance and approval with regulatory authorities."

   The Telecommunications Act of 1996 (the "Telecom Act") amended the Communications Act of 1934 to prevent the FCC preemption of local and state land use decisions and preserves the authority of state and local governments over zoning and land use matters concerning the construction, modification and placement of towers, except in limited circumstances. The Telecom Act prohibits any action that would (i) discriminate between different wireless communications providers or (ii) ban altogether the construction, modification or placement of radio communications towers. The Telecom Act requires the federal government to establish procedures to make available on a fair, reasonable and nondiscriminatory basis property rights-of-way and easements under federal control for the placement of new telecommunications services. This may require that federal agencies and departments work directly with licensees to make federal property available for tower facilities.

   All towers must comply with the National Environmental Policy Act of 1969 as well as other federal environmental statutes. The FCC's environmental rules place responsibility on each applicant to investigate any potential environmental effect of tower placement and operations and to disclose any significant effects on the environment in an environmental assessment prior to constructing a tower. In the event the FCC determines the proposed tower would have significant environmental impact based on the standards the FCC has developed, the FCC would be required to prepare an environmental impact statement. This process could significantly delay the licensing of a particular tower site. See "Risk Factors--We are subject to environmental laws that impose liability without regard to fault and environmental regulations that could adversely affect our operations."

   Local Regulations. Local regulations include city, county and other local ordinances, zoning restrictions and restrictive covenants imposed by community developers. These regulations vary greatly, but typically require tower owners to obtain approval from local officials prior to tower construction.

   Environmental Regulations. In addition to the FCC's environmental regulations, we are subject to various other federal, state and local health, safety and environmental laws and regulations. The current cost of complying with those laws is not material to our financial condition or results of operations.

Our Employees

   As of March 31, 1999, we had approximately 95 full-time employees, of which 74 work in our Sarasota, Florida headquarters office. None of our employees are unionized, and we consider our relationship with our employees to be good.

REIT Status

   We have elected to be treated as a REIT. A REIT is generally not subject to federal corporate income taxes on that portion of its ordinary income or capital gain for a taxable year that is distributed to stockholders within such year. To qualify and remain qualified as a REIT, we are required for each taxable year to satisfy certain requirements pertaining to organization, sources of income, distributions and asset ownership, among others. Among the numerous requirements that must be satisfied with respect to each taxable year in order to qualify and remain qualified as such, a REIT generally must:

  . distribute to stockholders 95% of its taxable income computed without regard to net capital gains and deductions for distributions to stockholders and 95% of certain foreclosure income;

  . maintain at least 75% of the value of its total assets in real estate assets (generally real property and interests therein), cash, cash items and government securities;

  . derive at least 75% of its gross income from investments in real property or mortgages on real property; and

  . derive at least 95% of its gross income from real property investments described above and from dividends, interest and gain from the sale or disposition of stock and securities and certain other types of gross income.

   Income tax regulations provide that the term "real property" for the foregoing requirements means land or improvements thereon, such as buildings or other inherently permanent structures thereon, including items that are structural components of such buildings or structures. The Internal Revenue Service (the "Service") has ruled in a revenue ruling that transmitting and receiving communications towers built upon pilings or foundations similar to ours as well as ancillary buildings, heating and air conditioning systems and fencing constitutes inherently permanent structures and are therefore real estate assets. However, depending on our assessment of the strategic importance of acquisitions which may become available to us in our existing line of business or in complementary non-real estate based communication services activities, we may acquire, operate and derive income from assets businesses or entities that will cause us to no longer qualify as a REIT. In this regard we recently committed to acquire certain assets from Motorola and have not yet determined whether such assets, and the income derived from such assets, will permit us to continue to meet the qualification requirements for a REIT. See "Certain Federal Income Tax Considerations."

Legal Proceedings

   We are from time to time involved in ordinary litigation incidental to the conduct of our business. We believe that none of our pending litigation will have a material adverse effect on our business, financial condition or results of operations.

                            MANAGEMENT AND DIRECTORS

   Set forth below is certain information concerning our directors, executive officers and key employees as of June 30, 1999. All of the directors have served as our directors since our inception, except for Steven Day who has served since February 1997.

  Name                   Age                            Position
  ----                   ---                            --------
Robert Wolsey...........  48 Director, President and Chief Executive Officer
James Dell'Apa..........  41 Director, Executive Vice President and Chief Operating Officer
Steven Day..............  46 Director, Vice President, Secretary and Chief Financial Officer
Ben Gaboury.............  47 President of Pinnacle Towers Inc.
David Zahn..............  34 Vice President of Operations of Pinnacle Towers Inc.
Martin Alvarez..........  44 Chief Information Officer
Andrew Banks............  44 Director
Peni Garber.............  35 Director
Peggy Koenig............  42 Director
Royce Yudkoff...........  43 Director

   Robert Wolsey is primarily responsible for the overall direction of our acquisitions and operations and has substantial experience in consolidating fragmented industries. From 1990 to 1994, Mr. Wolsey, as Chief Executive Officer of Pittencrieff Communications, Inc. ("PCI"), a regional consolidator of SMR operators, spearheaded the acquisition of 28 SMR businesses and related assets (including over 100 towers) for a purchase price of over $30 million. During Mr. Wolsey's tenure at PCI, revenue increased from $100,000 to over $28 million. In June 1993, PCI raised over $74 million in its initial public offering of its common stock. At the time of Mr. Wolsey's departure from PCI in April 1994, PCI had a market capitalization in excess of $200 million. From 1983 to 1989, Mr. Wolsey, as President of Pittencrieff PLC and a predecessor company, negotiated and acquired over $30 million in oil and gas assets in 16 separate transactions. He has a Bachelor of Science (Honors) degree in Color Physics from the University of Manchester.

   James Dell'Apa is principally responsible for managing the initiation and negotiation of acquisitions. Mr. Dell'Apa has brokered SMR, tower, paging, and two-way businesses since 1991 and has had various levels of involvement with over 250 transactions with a combined valuation of over $650 million. Before his acquisitions work, he was a technical consultant in Washington, D.C. responsible for planning large-scale military networks for government consulting firms, under the employment of Booz Allen & Hamilton and Advanced Technology (later Planning Research Corporation and Black and Decker).
Mr. Dell'Apa also worked for Georgetown University's International Law Institute developing long-term, intensive training programs on Negotiation and Policy for Developing Telecommunications Infrastructure for senior level government ministers. He has a law degree from American University in Washington, D.C., a technical Masters degree in Telecommunications from the University of Colorado (Boulder), and a liberal arts/bachelors degree from the University of Northern Colorado.

   Steven Day is primarily responsible for our financial, legal and administrative affairs and for the integration of acquired properties. Mr. Day was a partner in the accounting firm of Price Waterhouse LLP until joining us in February 1997. Since 1986, he has been involved with high-growth companies, principally in technology-based industries and, for the last several years, worked with large venture capital and leveraged buyout firms in his role in the Price Waterhouse Mergers and Acquisitions Group. Mr. Day has substantial experience in dealing with companies that have filed initial public offerings. Mr. Day earned a Masters of Business Administration at Loyola University of Chicago and a Bachelor of Arts degree at the University of West Florida.

   Ben Gaboury is primarily responsible for our sales and marketing operations. Mr. Gaboury was employed for 17 years with Motorola in various sales and sales management positions. Before joining us in October 1996, Mr. Gaboury was responsible for planning the strategy that Motorola employed in connection with the build out of its SMR network in New York and the New England area. He then executed the plan to market SMR services as well as related rental towers. Mr. Gaboury holds a Masters Degree from Jersey City State College and a Bachelors Degree from Fairleigh Dickinson University.

   David Zahn is primarily responsible for the ongoing maintenance of our existing communications site inventory, new site construction, capacity augmentation and new customer equipment integration. He joined us in September 1996. From 1987 to 1996, Mr. Zahn worked for 360(degrees) Communications (formerly Sprint Cellular and Centel Cellular) where he held a variety of positions including Project Manager, Transmission Engineer, Radio Frequency Engineering Supervisor and Traffic Engineering Manager. His most recent management position was Director of Engineering where he was responsible for a $50 million capital program related to the construction of cellular transmission towers and the associated communications network. Mr. Zahn earned his degrees in Bachelor of Science in Electrical Engineering Technology and an Associate in Applied Electronic Communications Engineering Technology from the Milwaukee School of Engineering.

   Martin Alvarez is primarily responsible for our Information Technology and Services. Prior to joining us in June 1997, Mr. Alvarez was a Senior Manager in the Management Consulting Services division of Price Waterhouse LLP. Mr. Alvarez has been involved with the growth and management of Information Technology and Services at Pinnacle since April of 1996. His experience includes work for a variety of industries that include telecommunications, entertainment, manufacturing and utilities, among other industries. Mr. Alvarez's experience includes management of various technology areas, systems development and implementation, systems programming, effectiveness evaluation and strategic planning. Mr. Alvarez earned his degree in Bachelor of Science in Engineering Science, Computer Science Option from the University of South Florida.

   Andrew Banks is Chairman of ABRY Holdings Inc. Previously, Mr. Banks was affiliated with Bain & Company, an international management consulting firm. At Bain, where he was a partner from 1986 until 1988, he shared significant responsibility for the firm's media practice. Mr. Banks is presently a director (or the equivalent) of DirecTel. Mr. Banks is a graduate of Harvard Law School, a Rhodes Scholar holding a Master's degree from Oxford University and a graduate of the University of Florida.

   Peni Garber is a principal and secretary of ABRY Partners, Inc. She joined ABRY Partners, Inc. in 1990 from Price Waterhouse LLP where she served as Senior Accountant in the Audit Division from 1985 to 1990. Ms. Garber is presently a director (or the equivalent) of Nexstar Broadcasting Group LLC, Network Music Holdings LLC, Quorum Broadcast Holdings Inc. and Audio Communications Network, LLC. Ms. Garber graduated summa cum laude from Bryant College.

   Peggy Koenig is a partner in ABRY Partners, Inc. She joined ABRY Partners, Inc. in 1993. From 1988 to 1992, Ms. Koenig was a Vice President, partner and member of the Board of Directors of Sillerman Communications Management Corporation, a merchant bank, which made investments principally in the radio industry. Ms. Koenig was the Director of Finance from 1986 to 1988 for Magera Management, an independent motion picture financing company. She is presently a director (or the equivalent) of Connoisseur Communications Partners, L.P., Avalon Cable Holdings LLC and Network Music Holdings LLC. She received her MBA from the Wharton Business School and received an undergraduate degree from Cornell University.

   Royce Yudkoff is President and Managing Partner of ABRY Partners, Inc. Previously, Mr. Yudkoff was affiliated with Bain & Company, an international management consulting firm. At Bain, where he was a partner from 1985 through 1988, he shared significant responsibility for the firm's media practice.
Mr. Yudkoff is presently a director (or the equivalent) of Quorum Broadcast Holdings Inc., Nexstar Broadcasting Group, LLC, Audio Communications Network, LLC and Metrocall. He graduated as a Baker Scholar from the Harvard Business School and is an honors graduate of Dartmouth College.

                              SELLING STOCKHOLDERS

   The following table sets forth information regarding the beneficial ownership of the Selling Stockholders, as of July 1, 1999, and as adjusted as of that date to reflect the sale of our Common Stock in this offering. Except as otherwise noted, the address of each person listed in the table is c/o Pinnacle Holdings Inc., 1549 Ringling Boulevard, Third Floor, Sarasota, Florida 34236. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the Selling Stockholders named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each Selling Stockholder is based on 32,025,951 million shares of our Common Stock outstanding as of June 30, 1999, and 40,675,951 shares outstanding after this offering. Shares of our Common Stock issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.

                              Before Offering                 After Offering
                            -------------------- Number of --------------------
                            Number of             Shares   Number of
Name of Beneficial Owner     Shares   Percentage  Offered   Shares   Percentage
------------------------    --------- ---------- --------- --------- ----------
ABRY II(a)................. 8,196,983    25.6%   2,115,000 6,081,983    15.0%
Robert Wolsey(b)...........   613,082     2.0       84,187   528,895     1.3
James M. Dell'Apa(c).......   408,639     1.3       56,113   352,526       *
Steven Day(d)..............   368,182     1.1       50,557   317,624       *
David Zahn.................    35,717       *        4,905    30,812       *
Ben Gaboury................    35,717       *        4,905    30,812       *
Martin Alvarez.............    35,717       *        4,905    30,812       *
Shirley Putnam.............    35,717       *        4,905    30,812       *
James Bokish...............    35,717       *        4,905    30,812       *
Slade Lindsay(e)...........   143,969       *       19,618   124,351       *
Royce Yudkoff(f)........... 8,198,083    25.6%   2,115,000 6,083,083    15.0%

--------
 *Indicates less than 1 percent

(a) ABRY Holdings, Inc., the general partner of ABRY Capital L.P., which is the general partner of ABRY II, is wholly owned by Mr. Yudkoff.

(b) Includes 5,774 shares of Common Stock held by Pantera, Inc. and 288,682 shares of Common Stock held by Pantera Partnership Ltd.

(c) Excludes 36,618 shares of Common Stock held by relatives of Mr. Dell'Apa of which he disclaims beneficial ownership.

(d) Includes 67,863 shares of Common Stock held by Mr. Day's spouse, 7,143 shares of Common Stock held by South Creek, Inc. and 214,304 shares of Common Stock held by South Creek Partnership Ltd.

(e) Includes 132,280 shares of Common Stock held by Lindsay Investments, L.P. and 550 shares of Common Stock held by Mr. Lindsay's spouse.

(f) Mr. Yudkoff is deemed the beneficial owner of the Common Stock held by ABRY
    II. See note (a) above. Also includes 550 shares of Common Stock held by Mr. Yudkoff's spouse.

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                          DESCRIPTION OF INDEBTEDNESS

Credit Facility

   We have entered into the Fourth Amended and Restated Credit Agreement dated June 25, 1999 with NationsBank, N.A. and certain other lenders that provides one $75 million and one $95 million revolving line of credit for borrowings in the aggregate of up to $157 million ("Revolver A" and "Revolver B"), a $125 million term loan ("Term Loan A"), and a $175 million term loan ("Term
Loan B"). Under the revolving lines of credit we may make borrowings and repayments until June 30, 2006. Under Term Loan A, advances must be repaid in full by June 30, 2006. Under Term Loan B, advances must be repaid in full by June 30, 2007. Once repaid, advances under Term Loan A and Term Loan B may not be re-drawn. Advances under Revolver A and Term Loan B may be used for acquisitions, working capital, and other general corporate purposes. Advances under Revolver B and Term Loan A are limited to acquisitions. Advances under our credit facility have been used primarily to fund acquisitions and construction of towers.

   Beginning September 30, 2001, the availability under each of Revolver A, Revolver B, and Term Loan A starts reducing by specified amounts on a quarterly basis until June 30, 2006 when the availability under such credits will be reduced to zero. Beginning September 30, 2001, the availability under Term
Loan B starts reducing by specified amounts on a quarterly basis until June 30, 2007, when Term Loan B must be repaid in full. Advances under Revolver A, Revolver B, and Term Loan A bear interest at a rate per annum, at the borrower's request, equal to the agent bank's prime rate plus a margin of up to 1.5% or the 90-day London Interbank Offered Rate plus a margin of up to 2.75%. Advances under Term Loan B bear interest at a rate per annum, at the borrower's request, equal to the agent bank's prime rate plus a margin of up to 1.75% or the 90-day London Interbank Offered Rate plus a margin of up to 3.0%. Currently, all outstanding advances under our credit facility bear interest at the maximum margins above the applicable base rates. Those margins decrease under certain circumstances if our leverage, as calculated in our credit facility, decreases. Aggregate outstanding borrowings under our credit facility were $200 million at March 31, 1999.

   As of March 31, 1999, after giving effect to the acquisitions referenced in this Prospectus on a pro forma as adjusted basis, there would have been $133.3 million available under our credit facility, after giving effect to approximately $49.2 million of outstanding letters of credit, which reduce availability under our credit facility.

   Our credit facility is secured by a lien on substantially all of our assets and a pledge of substantially all of the capital stock of our subsidiaries and we have guaranteed the obligations of the borrower, Pinnacle Towers Inc., under our credit facility. The credit facility contains customary covenants such as limitations on our ability to incur indebtedness, to incur liens or encumbrances on assets, to make certain investments, to make distributions to stockholders, or to prepay subordinated debt. A "change of control" (as defined in our credit facility) constitutes an event of default under our credit facility and includes the acquisition by a person or group of related persons (other than Mr. Wolsey and his affiliates) of control of in excess of 30% of the ordinary voting power of our Common Stock. A further event of default includes any one of the President, Chief Executive Officer, Chief Operating Officer or Chief Financial Officer of the borrower failing to perform the primary roles and functions of such positions on our behalf (whether pursuant to death, extended disability, termination, resignation or otherwise) and we do not replace such executive officer with a new employee reasonably acceptable to 51% of the lending banks within 60 days of such failure. In addition, we may not permit the Leverage Ratio (as defined in our credit facility) to exceed certain amounts.

10% Senior Discount Notes

   Our 10% senior discount notes due 2008 were initially issued in aggregate principal amount at maturity of $325 million, are senior unsecured obligations and will mature on March 15, 2008. Cash

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

interest is not payable on our 10% senior discount notes, prior to March 15, 2003. Thereafter, interest on our 10% senior discount notes will be payable at a rate of 10% per annum, semi-annually in arrears on March 15 and September 15 of each year, commencing September 15, 2003.

   Our 10% senior discount notes are redeemable at our option, in whole or in part, at any time on or after March 15, 2003 at a redemption price equal to 105% of the principal amount thereof during the twelve-month period beginning March 15, 2003, 103.333% of the principal amount thereof during the twelve-month period beginning March 15, 2004, 101.667% of the principal amount thereof during the twelve-month period beginning March 15, 2005 and 100% of the principal amount thereof on or after March 15, 2006, together with accrued and unpaid interest to the redemption date. In addition, we have the option to redeem up to 35% of the original principal amount of our 10% senior discount notes at any time on or before March 15, 2001, at a redemption price equal to 110% of the Accreted Value (as defined in the Indenture) thereof with the net proceeds of one or more Public Equity Offerings (as defined in the Indenture); provided, however, that at least 65% of the original principal amount remains outstanding and that such redemption occurs within 60 days following the closing any such Public Equity Offering.

   In the event of a Change of Control (as defined in the Indenture) we will be required to make an offer to purchase all outstanding notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages (as defined in the Indenture) to the date of purchase. If such offer to purchase is to be consummated prior to March 15, 2003, the purchase price will be equal to 101% of the Accreted Value thereof on the date of purchase plus accrued and unpaid Liquidated Damages thereon to the date of purchase. A "Change of Control" under the Indenture includes the acquisition by a person or group of related persons (other than ABRY II, Mr. Wolsey and their affiliates) of control of a majority of the ordinary voting power of our Common Stock.

   The Indenture contains covenants for the benefit of the holders of our 10% senior discount notes that, among other things, and subject to certain exceptions, restrict our ability and our Restricted Subsidiaries (as defined in the Indenture) to:

  . incur additional indebtedness;

  . guarantee payment of debt;

  . pay dividends and make distributions;

  . restrict dividend or other payments of Restricted Subsidiaries;

  . create liens;

  . issue stock of subsidiaries;

  . enter into transactions with affiliates;

  . merge or consolidate Pinnacle; and

  . transfer and sell assets.

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

                          DESCRIPTION OF CAPITAL STOCK

General

   We are authorized to issue 100,000,000 shares of Common Stock, $.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $.001 par value per share.

Common Stock

   Each holder of our Common Stock will be entitled to one vote for each share held. Stockholders will not have the right to cumulate their votes in elections of directors. Accordingly, holders of a majority of the issued and outstanding common stock will have the right to elect all of our directors and otherwise control us, subject to any voting rights of the then outstanding preferred stock, if any.

   Holders of our Common Stock will be entitled to dividends on a pro rata basis upon declaration of dividends by our board of directors. Dividends will be payable only out of unreserved and unrestricted surplus that is legally available for the payment of dividends. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual or legal restrictions and other factors deemed relevant by our board of directors. In order to maintain our REIT status, however, we are required to distribute to stockholders 95% of our taxable income. See "Certain Federal Income Tax Considerations--Requirements for REIT Qualification" and "Risk Factors--If we fail to qualify as a REIT, we will be subject to a variety of taxes and penalties." Our credit facility and the Indenture currently prohibit us from paying any dividends other than those required to be paid to maintain our REIT Status. See "Dividend Policy."

   Upon our liquidation, holders of our Common Stock will be entitled to a pro rata distribution of our assets, after payment of all amounts owed to our creditors, and subject to any preferential amount payable to holders of our preferred stock, if any.

Preferred Stock

   Our certificate of incorporation permits our board of directors to issue shares of preferred stock in one or more series, and to fix the relative rights, preferences, and limitations of each series. Among such rights, preferences and limitations are divided rights and rates, provisions for redemption, rights upon liquidation, conversion privileges and voting powers. Any issuance of preferred stock with a dividend preference over our Common Stock could adversely affect the dividend rights of holders of our Common Stock. Our board of directors currently has no plans to issue any shares of preferred stock. We would expect to redeem any such preferred stock that may be issued with proceeds from this offering.

Certain Provisions of Our Certificate of Incorporation and Bylaws

   Restrictions on Transfer. Because we wish to retain our status as a REIT, no holder of Common Stock may transfer any such share or interest, if as a result, either (1) beneficial ownership of all shares of Common Stock would be held by less than 100 persons, if beneficial ownership of all shares of Common Stock was held by 100 or more persons prior to such transfer or (2) a violation of the percentage ownership limit would occur.

   Under the percentage ownership limit test, no share of any series of our capital stock may be sold or otherwise transferred to any individual if such transfer would result in the ownership of such individual in combination with four or fewer individuals of more than 50% of the aggregate value of all shares of all classes of our capital stock.

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

   Such restrictions may delay or make more difficult acquisitions or changes of control of the Company.

   Preferred Stock and Additional Common Stock. Under our certificate of incorporation, our board of directors has the authority to provide by board resolution for the issuance of shares of one or more series of preferred stock. Our board of directors is authorized to fix by resolution the terms and conditions of each such series.

   We believe that the availability of additional preferred stock, issuable in series, and additional shares of Common Stock could facilitate certain financings and acquisitions and provide a means for meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as authorized but unissued shares of Common Stock, will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or by the rules of any stock exchange on which any series of our stock may then be listed.

   These provisions give our board of directors the power to approve the issuance of a series of preferred stock, or additional shares of Common Stock, that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt.

   Limitation of Liability and Indemnification. As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our Bylaws provide that we shall, to the fullest extent authorized under Delaware law, indemnify all directors and officers and all persons serving at our request as director, trustee, officer, employee, or agent of another corporation or of a partnership, trust or other enterprise. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable.

Certain Provisions of Delaware Law

   Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation, such as us, from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally an "interested stockholder" is a person who, together with affiliates and associates owns, or within three years prior, did own, 15% or more of the corporation's voting stock. These provisions may have the affect of delaying, defining, or preventing a change in central of Pinnacle without further action by the stockholders.

   The provisions of Section 203 may encourage companies interested in acquiring Pinnacle to negotiate in advance with our board of directors to avoid obtaining our stockholders approval if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in management. It is possible that such provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

   The transfer agent and registrar for our Common Stock is First Union National Bank.

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

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, we will have outstanding 41,500,951 shares of Common Stock, including the 12,650,000 shares sold in this offering (assuming the full exercise of the 1,650,000 shares available under the Underwriters' over-allotment option). A total of 34,676,000 will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," which generally includes officers, directors or 10% stockholders as that term is defined in Rule 144 under the Securities Act.

   The remaining 6,824,951 shares outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted shares in the public market, or the availability of these shares for sale, could adversely affect the market price of our Common Stock.

   Certain of our stockholders have entered into lock-up agreements generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our Common Stock or any securities exercisable for or convertible into our Common Stock owned by them for a period of 90 days after the effective date of the registration statement filed in connection with this offering without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar lock-up agreement with Deutsche Bank Securities Inc. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by the designated underwriters' representative. Taking into account the lock-up agreements, and assuming Deutsche Bank Securities Inc. does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times (assuming the full exercise of the 1,650,000 shares available under the Underwriters' over-allotment option):

  . Beginning 90 days after the effective date of this offering, approximately 6,733,339 shares will be eligible for sale pursuant to Rules 144, 144(k) and 701.

  . An additional 91,612 shares will become eligible for sale pursuant to Rule 144 at various times after the date of this Prospectus. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to volume restrictions as described below.

   In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up agreements, which is 90 days after the effective date of the registration statement, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (1) one percent of the number of shares of common stock then outstanding, which will equal approximately 415,010 shares immediately after this offering; or (2) the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about Pinnacle. Under Rule 144(k), a person who is not deemed to have been an affiliate of Pinnacle at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

   The Company has agreed to indemnify the underwriters in connection with this offering against some specified types of liabilities, including liabilities under the Securities Act.


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

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

   The following is a summary of certain material federal income tax considerations that may be relevant to you. The summary does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, tax-exempt organizations (except as described herein), financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States (except as described herein), persons who hold Common Stock through partnerships or other pass-through entities, and persons who acquired their common stock pursuant to the exercise of an employee stock option or otherwise as compensation) subject to special treatment under the federal income tax laws. This summary discusses only common stock which is held as a capital asset within Section 1221 of the Code. The summary is based on current provisions of the Code, existing, temporary, and currently proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, existing administrative rulings and practices of the Service, and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of statements in the summary as applicable to transactions entered into or contemplated prior to the effective date of such changes.

   THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. YOU ARE ADVISED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND SALE OF THE COMMON STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP, SALE, AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of Pinnacle

   We currently have in effect an election to be taxed as a REIT under Sections 856 through 860 of the Code. We believe that since our inception we have been organized and operated in such a manner as to qualify for taxation as a REIT under the Code. Our continued qualification as a REIT will depend upon our qualification as a REIT in prior years. No assurance can be given that we will qualify or remain qualified as a REIT. Depending on our assessment of the strategic importance of acquisitions which may become available to us in our existing line of business or in complementary non-real estate based communication services activities, we may acquire, operate and derive income from assets businesses or entities that will cause us to no longer qualify as a REIT. In this regard we recently committed to acquire certain assets from Motorola and have not yet determined whether such assets, and the income derived from such assets, will permit us to continue to meet the qualification requirements for a REIT. In the opinion of Holland & Knight LLP, we have been organized and operated in conformity with the requirements for qualification as a REIT under the Code through December 31, 1998. It must be emphasized that such opinion of counsel as to REIT qualification is based on certain customary assumptions and factual representations regarding, among other things, the ownership of stock of Pinnacle, the nature of Pinnacle's assets, the conduct of its business, the sources of its revenues, the amounts distributed by it to stockholders and other matters germane to the requirements for qualification as a REIT. In addition, Holland & Knight LLP will not review our compliance with these requirements on an ongoing basis, and there can be no assurance that we, the sources of our income, the composition of our assets, the level of our dividends or the diversity of our share ownership for any given year will satisfy the requirements for qualification and taxation as a REIT. As stated above, we may undertake acquisitions which may have the effect of terminating our REIT qualification. Prospective investors also should be aware that an opinion of counsel is not binding on the Service or any court, but merely represents counsel's best judgment with respect to the probable outcome on the merits based on counsel's review and analysis of existing law, regulations and interpretations, which include no controlling precedent. In certain instances, due to the lack of relevant precedent, counsel's opinion is

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

based on administrative policies and practices of the Service as indicated in existing private letter rulings (which rulings are not binding on the Service) or authority considered by counsel to be analogous. There can be no assurance that a position contrary to the opinion of counsel will not be taken by the Service, or that any court considering the issues would not hold contrary to such opinion.

   The sections of the Code relating to qualification and operation as a REIT are highly technical and complex, and only limited judicial or administrative interpretations are available. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its stockholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

   If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that is distributed currently to its stockholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and stockholder levels) that generally results from investment in a corporation. However, we will be subject to federal income tax in the following circumstances. First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, we may be subject to the "alternative minimum tax" on undistributed items of tax preference, if any. Third, if we have (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and nonetheless have maintained our qualification as a REIT because certain other requirements have been met, we will be subject to tax in an amount equal to (a) the gross income attributable to the greater of the amount by which it fails the 75% or 95% gross income test, multiplied by
(b) a fraction intended to reflect its profitability. Sixth, if we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. If we elect to retain and pay income tax on our net long-term capital gain in a taxable year, any retained amounts would be treated as having been distributed for purposes of the 4% excise tax. See "--Requirements for REIT Qualification--Distribution Requirements." Seventh, if we acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and we recognize gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by us, then to the extent of such asset's "built-in-gain" (i.e., the excess of the fair market value of such asset at the time of acquisition by us over the adjusted basis in such asset at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as to be provided in Treasury Regulations that have not yet been promulgated). The results described above with respect to the recognition of "built-in-gain" assume that we have made an election pursuant to IRS Notice 88-19 as to such acquisitions and will do so as to any future such acquisition.

Requirements for REIT Qualification

   The Code defines a REIT as a corporation, trust, or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by

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

transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule"); (vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and maintain REIT status; (viii) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to
(iv), inclusive, must be met during the entire taxable year and that condition
(v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under Code section 401(a), however, generally is not considered an individual and beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of the 5/50 Rule.

   Our certificate of incorporation contains restrictions regarding transfer of its shares that are intended to assist us in continuing to satisfy the share ownership requirements described in clauses (v) and (vi) above. Such transfer restrictions are described in "Description of Capital Stock--Certain Provisions of Our Certificate of Incorporation and Bylaws."

   In connection with the Offering, our executive officers and directors, who will own in the aggregate approximately 18.6% of our stock outstanding after the completion of the Offering have entered into agreements (the "Lock-Up Agreements") not to, without prior written consent of the Underwriters, sell, offer, contract to sell, pledge, grant any option to purchase, or otherwise transfer or dispose of any such shares for a period of 90 days after the date of this Prospectus. See "Underwriting." These same persons were subject to the same restriction in connection with an earlier offering (the "Prior Lock-Up Agreements"). In addition, since the time we were organized, an agreement among us and our major stockholders has imposed certain restrictions on the transfers of shares our stock under certain circumstances (the "Stockholders Agreement"). Furthermore, in connection with the issuance of certain classes of its stock, we have imposed certain restrictions on the transferability of such shares (the "Restrictive Legends"). As described above, one of the REIT qualification requirements is that the shares of a REIT be transferable. The opinion of Holland & Knight LLP is based in part on the conclusion that none of the Lock-Up Agreements, the Prior Lock-Up Agreements, the Stockholders Agreement or the Restrictive Legends will render the shares of stock restricted thereby to be deemed other than transferable for purposes of such REIT qualification requirement. Investors should be aware that there is no relevant authority involving transfer restrictions similar to those contained in any of the Lock-Up Agreements, the Prior Lock-Up Agreements, the Stockholders Agreement or the Restrictive Legends or that discuss whether such restrictions may violate such transferability requirement. Therefore, the opinion of Holland & Knight LLP with respect to the transferability requirement is based upon the plain language of the REIT provisions of the Code and authorities addressing transferability in situations that are considered to be analogous, certain of which authorities have been rendered obsolete for unrelated reasons by more recent administrative pronouncements. Opinions of counsel are not binding upon the Service or the courts, and there can be no assurance that the Service will not assert successfully a contrary position. If any of the Lock-Up Agreements, Prior Lock-Up Agreements, Stockholders Agreement or the Restrictive Legends is deemed to be a transfer restriction contrary to the transferability requirement for REIT qualification, we may not currently qualify as a REIT or may, in connection with the completion of the Offering, may lose our REIT status and possibly incur other adverse tax consequences. See "Risk Factors--If we fail to qualify as a REIT, we will be subject to a variety of taxes and penalties."

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   We currently have wholly-owned corporate subsidiaries (the "Corporate
Subsidiaries"). We may have additional corporate subsidiaries in the future. Code section 856(i) provides that a corporation that is a "qualified REIT subsidiary" will not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" will be treated as assets, liabilities, and items of income, deduction, and credit of the REIT. For taxable years beginning after December 31, 1997, a "qualified REIT subsidiary" is a corporation all of the capital stock of which is owned by the REIT. However, for taxable years beginning before January 1, 1998, a "qualified REIT subsidiary" was a corporation, all of the capital stock of which was owned by the REIT at all times during the period such corporation was in existence. Legislative history provided, however, that an existing corporation acquired by a REIT would be deemed to satisfy this requirement if a Section 338 election was made by the corporation. Thus, in applying the requirements described herein, any of our "qualified REIT subsidiaries" will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries will be treated as our assets, liabilities, and items of income, deduction, and credit. We believe our current Corporate Subsidiaries are "qualified REIT subsidiaries" and will continue to be "qualified REIT subsidiaries", such that no Corporate Subsidiary will be subject to federal corporate income taxation (although it may be subject to state and local taxation).

   In addition, in order to become qualified and remain qualified as a REIT, as of the close of each taxable year, a REIT must not have any accumulated "earnings and profits" attributable to a non-REIT year, including for this purpose any such accumulated "earnings and profits" carried over or deemed carried over to it from a C corporation. We believe that neither we have, nor any acquisition by us of a C corporation has resulted in our having, any such accumulated "earnings and profits." However, an adjustment of our earnings and profits for a prior year, resulting from an audit adjustment of the Service or otherwise, could cause us to fail to satisfy such requirement effective for the year of such adjustment and subsequent years.

   In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of section 856 of the Code, including satisfying the gross income and asset tests described below.

Income Tests

   In order for us to qualify and to maintain our qualification as a REIT, two requirements relating to gross income must be satisfied annually. First, at least 75% of its gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of its gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. The specific application of these tests to us is discussed below.

   The rent received by us from our tenants ("Rent") will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of Rent must not be based, in whole or in part, on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant of us will not qualify as "rents from real property" in satisfying the gross income tests if we or a direct or indirect owner of 10% or more of us directly or constructively owns 10% or more of the ownership interests in such tenant (a "Related Party

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Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for the Rent to qualify as "rents from real property," we generally must not operate or manage our properties or furnish or render services to the tenants of such properties, other than through an "independent contractor" who is adequately compensated and from whom we derive no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by us are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." In addition, beginning with our 1998 taxable year, we may render a de minimis amount of "noncustomary" services to the tenants of a property other than through an independent contractor as long as the amount we receive with respect to such services does not exceed 1% of its total receipts from the property. For that purpose, the amount attributable to such services will be at least equal to 150% of our direct cost of providing the services.

   We do not charge Rent for any portion of any property that is based, in whole or in part, on the sales, receipts, income or profits of any person. In addition, we have not received and do not anticipate receiving any Rent from a Related Party Tenant. Also, the Rent attributable to personal property leased in connection with any lease (a "Lease") of real property by us does not exceed 15% of the total Rent received under the Lease. Finally, subject to the 1% de minimis exception, we provide no noncustomary services to its tenants, other than through an independent contractor.

   If any portion of the Rent does not qualify as "rents from real property" because the Rent attributable to personal property leased in connection with any Lease of real property exceeds 15% of the total Rent received under the Lease for a taxable year, the portion of the Rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if the Rent attributable to personal property, plus any other income received by us during a taxable year that is not qualifying income for purposes of the 95% gross income test, exceeds 5% of its gross income during such year, it is likely we would lose our REIT status. If, however, any portion of the Rent received under a Lease does not qualify as "rents from real property" because either (i) the Rent is considered based on the income or profits of any person or (ii) the tenant is a Related Party Tenant, none of the Rent received by us under such Lease would qualify as "rents from real property." In that case, if the Rent received by us under such Lease, plus any other income received by it during the taxable year that is not qualifying income for purposes of the 95% gross income test, exceeds 5% of its gross income for such year, we likely would lose our REIT status. Finally, subject to the 1% de minimis exception, if any portion of the Rent does not qualify as "rents from real property" because we furnish noncustomary services with respect to a property other than through a qualifying independent contractor, none of the Rent received by us with respect to such property would qualify as "rents from real property." In that case, if the Rent received by us with respect to such property, plus any other income received by it during the taxable year that is not qualifying income for purposes of the 95% gross income test, exceeds 5% of its gross income for such year, we would lose our REIT status.

   In addition to the Rent, certain of our tenants may be required to pay additional charges, such as late fees. To the extent that such charges represent either (i) reimbursements of amounts a tenant is obligated to pay to third parties or (ii) penalties for nonpayment or late payment of such amounts, such charges should qualify as "rents from real property." To the extent that additional charges represent interest that is accrued on the late payment of the Rent or such additional charges, such should be treated as interest that qualifies for the 95% gross income test, but not the 75% gross income test.

   From time to time, we have entered into hedging transactions with respect to one or more of our assets or liabilities, and we may continue to enter into such hedging transactions. Such transactions include or may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. To the extent that we have entered or do enter into an interest rate swap

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or cap contract, option, futures contract, forward rate agreement, or similar financial instrument to reduce the interest rate risk with respect to any indebtedness incurred or to be incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we hedge with other types of financial instruments or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the income tests that apply to REITs under the Code. We have structured, and for so long as we otherwise remain qualified as a REIT we intend to structure in the future, any hedging transactions in a manner that will not jeopardize our status as a REIT.

   If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if our failure to meet such tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of those relief provisions. As discussed above in "Certain Federal Income Tax Considerations--Taxation of Pinnacle," even if those relief provisions apply, we will be subject to a tax in an amount equal to (a) the gross income attributable to the greater of the amount by which the 75% and 95% gross income tests are failed, multiplied by (b) a fraction intended to reflect profitability.

Asset Tests

   At the close of each quarter of each taxable year, we also must satisfy two tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by cash or cash items (including certain receivables), government securities, "real estate assets," or, in cases where it raises new capital through stock or long-term (at least five-year) debt offerings, temporary investments in stock or debt instruments during the one-year period following its receipt of such capital. The term "real estate assets" includes interests in real property, interests in mortgages on real property to the extent the principal balance of a mortgage does not exceed the value of the associated real property, and shares of other REITs. For purposes of the 75% asset test, the term "interest in real property" includes an interest in land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold of real property, and an option to acquire real property (or a leasehold of real property). The Service has ruled in a revenue ruling that transmitting and receiving communications towers built upon pilings or foundations similar to those which we presently own as well as ancillary buildings, heating and air conditioning systems and fencing constitute inherently permanent structures and are therefore real estate assets. Based on this ruling and limited authorities bearing on the issue, our communication sites will be regarded as real estate assets for this purpose, and the opinion of Holland & Knight LLP is based in part on its conclusion that such authorities are so applicable. Second, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by us may not exceed 5% of the value of your total assets and we may not own more than 10% of any one issuer's outstanding voting securities (except for an interest in any qualified REIT subsidiary).

   If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT status if (i) we satisfied the asset tests at the close of the preceding calendar quarter and
(ii) the discrepancy between the value of our assets and the asset test requirements was not wholly or partly caused by an acquisition of non-qualifying assets and arose from changes in the market values of our assets. If the condition described in clause (ii) of the preceding sentence were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

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Distribution Requirements

   In order to qualify as a REIT, we are required to distribute with respect to each taxable year dividends (other than capital gain dividends or retained capital gains) to our stockholders in an aggregate amount at least equal to (i) the sum of (A) 95% of our "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our federal income tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that we do not distribute all of our net capital gain or distributes at least 95%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax thereon at capital gains and regular ordinary corporate tax rates, as the case may be. Furthermore, if we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, we would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. To the extent that we elect to retain and pay income tax on its long-term capital gain in a taxable year, as described in "--Taxation of Taxable U.S. Stockholders," such retained amount will be treated as having been distributed for purposes of the 4% excise tax. To the extent that we are required to include items in "REIT taxable income" in advance of the receipt of cash payments associated with such income or are required to expend cash for the repayment of debt or in any other manner for which no current deduction is available in computing our "REIT taxable income," we may find it necessary to arrange for short-term (or possibly long-term) borrowings, raise funds through the issuance of additional shares of Common or Preferred Stock, or pay dividends in the form of taxable share dividends in order to meet the 95% distribution requirement necessary to maintain our REIT qualification.

   Under certain circumstances, we may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to our stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. Although we may be able to avoid being taxed on amounts distributed as deficiency dividends, we will be required to pay to the Service interest based upon the amount of any deduction taken for deficiency dividends.

Recordkeeping Requirements

   Pursuant to applicable Treasury Regulations, in order to qualify as a REIT, we must maintain certain records. In addition, to avoid a monetary penalty (with respect to our 1998 and later tax years) or disqualification as a REIT (with respect to our 1997 and earlier tax years), we must have requested and continue to request on an annual basis certain information from its stockholders designed to disclose the actual ownership of its outstanding shares.

Failure to Qualify

   If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. It is not possible to predict whether in all circumstances we would be entitled to such statutory relief. Unless we are qualified as a REIT at the time of any sale of our assets, we will not be able to distribute such proceeds as a dividend distribution to stockholders as a means of avoiding the

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incurrence of a corporate level income tax at regular corporate rates on any gain on sale of such assets. Although a corporate level tax consequence could be avoided if substantially all our assets were disposed of in a transaction qualifying for non-recognition under the reorganization provisions of the Code, due to the carryover basis provisions of the Code applicable to such transactions and the acquiror's inability to "step-up" the basis of those assets to then current value for federal income tax purposes, then the consideration offered in such a transaction to us or our stockholders would likely be less in a purchase of assets described in the preceding sentence.

Taxation of Taxable U.S. Stockholders

   As used herein, the term "U.S. Stockholder" means a holder of Common Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States, or (iv) any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

Taxation of Stockholders on Distributions

   As long as we qualify as a REIT, distributions made to taxable U.S. Stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends or retained capital gains) will be taken into account by such U.S. Stockholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his shares. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Beginning with our 1998 taxable year, we may elect to retain and pay income tax on its net long-term capital gains. In that case, our stockholders would include in income as long-term capital gain their proportionate share of its undistributed long- term capital gains. In addition, the stockholders would be deemed to have paid their proportionate share of the tax paid by us, which would be credited or refunded to the stockholders. Each stockholder's basis in his shares would be increased by the amount of the undistributed long-term capital gains included in the stockholder's income, less the stockholder's share of the tax paid by us.

   Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's shares, such distributions will be included in income as long-term capital gain (or short-term capital gain if such shares have been held for one year or less), assuming that such shares are capital assets in the hands of the stockholder. In addition, any distribution declared by us in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by us during January of the following calendar year. We may be required to withhold a portion of capital gain distributions to stockholders who fail to certify their nonforeign status to us.

   Stockholders may not include in their individual income tax returns any net operating losses or capital losses. Instead, such losses would be carried over by us for potential offset against our future income (subject to certain limitations). Taxable distributions made by us and gain from the disposition of Common Stock will not be treated as passive activity income and, therefore, stockholders generally will

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not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which a stockholder is a limited partner) against such income. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of Common Stock or distributions treated as such (or any portion of either), however, will be treated as investment income only if the stockholder so elects, in which case such capital gains will be taxed at ordinary income rates. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of Stockholders on the Disposition of Common Stock

   In general, any gain or loss realized upon a taxable disposition of shares of Common Stock by a stockholder who is not a dealer in securities will be treated as long-term capital gain or loss if the shares have been held for more than one year and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange by a shareholder who has held such shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent that a distribution made by us is required to be treated by such stockholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of shares of Common Stock may be disallowed if other shares of the same Common Shares are purchased within 30 days before or after the disposition.

Capital Gains and Losses

   A capital asset generally must be held for more than one year in order for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%. For taxable years ending after 1997, the maximum tax rate on net capital gains applicable to noncorporate taxpayers is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain applicable to noncorporate taxpayers from the sale or exchange of "section 1250 property" (i.e., depreciable real property) is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property."

   With respect to distributions designated by us as capital gain dividends and any retained capital gains that we are deemed to distribute in taxable years beginning on and after January 1, 1998, we may designate (subject to certain limits) whether such a dividend or distribution is taxable to its noncorporate stockholders at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for individuals may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against an individual's ordinary income only up to a maximum annual amount of $3,000, and capital losses not currently deductible due to such limitation may be carried forward indefinitely. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

   We will report to its U.S. Stockholders and to the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide us with his correct taxpayer identification number also may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

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Taxation of Tax-Exempt Stockholders

   Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by us to Exempt Organizations generally will not constitute UBTI, provided that (i) the Exempt Organization has not financed its acquisition of shares of Common Stock with acquisition indebtedness within the meaning of the Code and (ii) the shares of Common Stock are not otherwise used by the Exempt Organization in an unrelated trade or business. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of our stock (by value) may be required to treat a percentage of the dividends received with respect to our shares as UBTI (the "UBTI Percentage"). The UBTI Percentage equals the gross income derived by us from an unrelated trade or business (determined as if we were a pension trust) divided by our total gross income for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of our outstanding stock (by value) only if
(i) the UBTI Percentage is at least 5%, (ii) we qualify as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of us in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of our shares or (B) a group of pension trusts individually holding more than 10% of the value of our shares collectively owns more than 50% of the value of our shares.

Taxation of Non-U.S. Stockholders

   The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, and other foreign holders of Common Stock (collectively, "Non-U.S. Stockholders") are complex and no attempt will be made herein to provide more than a summary of such rules. NON-U.S. STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

Taxation of Stockholders on Distributions

   Distributions to Non-U.S. Stockholders that are not attributable to gain from sales or exchanges of U.S. real property interests and are not designated by us as capital gains dividends or retained capital gains (i.e., undistributed capital gains to the extent so designated by us) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in Common Stock is treated as effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. Stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Stockholder that is a non-U.S. corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Stockholder unless (i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with us or (ii) the Non-U.S. Stockholder files an IRS Form 4224 or its successor form with us claiming that the distribution is effectively connected income. The Service has issued regulations that modify the manner in which we

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must comply with the withholding requirements. Those regulations are effective for distributions made after December 31, 2000.

   Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Stockholder to the extent that such distributions do not exceed the adjusted basis of the Stockholder's Common Stock but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Stockholder's Common Stock, such distributions will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his Common Stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of our current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate applicable to dividend distributions. However, amounts so withheld are refundable to the extent it is determined subsequently that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

   For any year in which we qualify as a REIT, to the extent that a distribution is attributable to gain from sales or exchanges of U.S. real property interests, the distribution will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. business without regard to whether we designate such distribution as capital gain dividends. Non-U.S. Stockholders thus would be taxed at the normal capital gain rates applicable to U.S. Stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a non-U.S. corporate shareholder not entitled to treaty relief or exemption. We are required to withhold 35% of any distribution that is designated or could be designated by it as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

Taxation of Stockholders on the Disposition of Common Stock

   Gain recognized by a Non-U.S. Stockholder upon a sale of his Common Stock generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. We believe that we are currently a "domestically controlled REIT" and, therefore, the sale of Common Stock will not be subject to taxation under FIRPTA, but such may not be the case in future years (see "--Taxation of Pinnacle") and therefore no assurance can be given that we will continue to be a "domestically controlled REIT." Furthermore, gain not subject to taxation under FIRPTA will be taxable to a Non-U.S. Stockholder if (i) investment in Common Stock is effectively connected with the Non-U.S. Stockholder's U.S. trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. Stockholders with respect to such gain, or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If we were not a "domestically controlled REIT," gain recognized upon the sale of Common Stock by a Non-U.S. Stockholder generally will not be subject to tax under FIRPTA provided that (a) the Common Stock is regularly traded, as defined in applicable Treasury Regulations, on an established securities market and (b) the Non-U.S. Stockholder held 5% or less of our Common Stock at all times within a specified testing period. If the gain on the sale of Common Stock were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. Stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations). In addition, the purchaser would be required to withhold 10% of the purchase price and remit such amount to the Service.

Information Reporting Requirements and Backup Withholding

   We will report to our Non-U.S. Stockholders and to the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a Non-U.S. Stockholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder certifies as to its Non-U.S. status under penalties of perjury or otherwise establishes an exemption (provided that neither we nor our paying agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied). The Service has issued final regulations regarding the backup withholding rules that apply to Non-U.S. Stockholders. Those regulations alter the current system of backup withholding compliance and are effective for distributions made after December 31, 2000. Such regulations do not significantly alter the substantive withholding and information reporting requirements but rather unify current certification procedures and forms and clarify reliance standards.

Estate Tax

   Common stock held (or treated as held) by an individual who is not a citizen or resident (as specially defined for U.S. Federal estate tax purposes) of the United States at the time of his or her death will be includable in the individual's estate for U.S. Federal estate tax purposes unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. Federal estate tax on the property includable in the estate for U.S. Federal estate tax purposes.

Possible Legislative or Other Actions Affecting Tax Consequences

   Prospective holders of Common Stock should recognize that the present federal income tax treatment of us and an investment in us may be modified by legislative, judicial or administrative action at any time, and that any such action may affect us and investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Service and Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and the interpretations thereof could adversely affect the tax consequences to us or of an investment in us.

Other Tax Consequences

   We, our Corporate Subsidiaries, or our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business, or reside. The state and local tax treatment of us and our stockholders may not conform to the federal income tax consequences discussed above. CONSEQUENTLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS REGARDING THE EFFECT OF STATE AND LOCAL TAX LAWS ON AN INVESTMENT IN PINNACLE.

                                  UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement (the "U.S. Underwriting Agreement"), the underwriters named below (the "U.S. Underwriters"), through their representatives Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Raymond James & Associates, Inc., Salomon Smith Barney Inc. and Banc of America Securities LLC (the "U.S. Representatives") have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                                        Number
   Underwriter                                                         of Shares
   -----------                                                         ---------
Deutsche Bank Securities Inc. ........................................ 2,215,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated.................... 1,772,000
Raymond James & Associates, Inc....................................... 1,772,000
Salomon Smith Barney Inc. ............................................ 1,772,000
Banc of America Securities LLC........................................ 1,329,000
                                                                       ---------
  Total............................................................... 8,860,000
                                                                       =========

   The Company has also entered into an international underwriting agreement (the "International Underwriting Agreement") with certain international underwriters for whom Deutsche Bank AG London, Merrill Lynch International, Raymond James & Associates, Inc., Salomon Brothers International Limited, and Bank of America International Limited (collectively the "International Underwriters" and, together with the U.S. Underwriters, the "Underwriters") are acting as representatives (the "International Representatives" and, together with the U.S. Representatives, the "Representatives"). Subject to the terms and conditions set forth in the International Underwriting Agreement, and concurrently with the sale of 8,860,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to the International Underwriters, and each of the International Underwriters severally and not jointly has agreed to purchase from the Company and the Selling Stockholders, an aggregate of 2,140,000 shares of Common Stock. The public offering price per share of Common Stock and the underwriting discount per share of Common Stock are identical under the U.S. Underwriting Agreement and the International Underwriting Agreement.

   In the U.S. Underwriting Agreement and the International Underwriting Agreement, the several U.S. Underwriters and the International Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of common stock being sold pursuant to such agreement are purchased. In the event of a default by an underwriter, the U.S. Underwriting Agreement and the International Underwriting Agreement provide that, in certain circumstances, the commitments of non-defaulting underwriters may be increased or the purchase agreements may be terminated. The closings with respect to the sale of shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters are conditioned upon one another.

   The underwriting agreements provide that the obligations of the several Underwriters to purchase the shares of Common Stock offered hereby are subject to conditions. The Underwriters are obligated to purchase all of the shares of Common Stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

   The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to dealers at a price that represents a concession not in excess of

$1.125 per share under the public offering price. The Underwriters may allow, and these dealers may re-allow, a concession not in excess of $.10 per share to other dealers. The expenses of this offering, all of which are being paid by the Company, are estimated to be $1 million.

   The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 1,650,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriters may exercise this option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. To the extent that the Underwriters exercise the option, each of the Underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of Common Stock as the number of shares of Common Stock to be purchased by it in the above table bears to 11,000,000. The Company and the Selling Stockholders will be obligated, pursuant to the option, to sell these shares to the Underwriters to the extent the option is exercised. If any additional shares of Common Stock are purchased, the Underwriters will offer additional shares on the same terms as those on which the 11,000,000 shares are being offered.

   The Company has agreed to indemnify the Underwriters against some specified types of liabilities, including liabilities under the Securities Act.

   Certain of the Company's officers, directors and stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any portion of, any common stock for a period of 90 days after the effective date of the registration statement of which this Prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. The Company has entered into a similar agreement with Deutsche Bank Securities Inc.

   Deutsche Bank Securities Inc., a Representative of the U.S. Underwriters, acted as representative of the underwriters in connection with the IPO. An affiliate of Deutsche Bank Securities Inc. and Deutsche Bank AG London, a Representative of the International Underwriters, signed a commitment letter to purchase $20 million of shares of Series B Preferred Stock and signed a commitment letter to become a lender under our credit facility. Banc of America Securities LLC, an affiliate of Bank of America International Limited, was an initial purchaser of the 10% senior discount notes due 2008 of the Company. In addition, an affiliate of Banc of America Securities LLC and Bank of America International Limited is a lender and agent under our credit facility.

   In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with this offering, thus creating a short position in the Common Stock for their own account. Additionally, to cover these over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. Finally, the Representatives, on behalf of the Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer if the underwriting syndicate repurchases shares distributed by that Underwriter or dealer. Any of these activities may maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for Pinnacle by Holland & Knight LLP, Tampa, Florida. Some legal matters related to this offering will be passed upon for the underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

   The financial statements for Pinnacle Holdings Inc. as of December 31, 1998 and 1997 and for each of the years in the three year period ended December 31, 1998 included in this Prospectus, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The financial statements of the Tower Operations of Southern Communications Services, Inc., as of December 31, 1997 and 1996 and for the years then ended, included in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

   The financial statements of MobileMedia Communications, Inc. and Subsidiaries Tower Operations at December 31, 1997 and 1996, and for the years then ended, appearing in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

   The financial statements of the North American Antenna Site Business of Motorola, Inc. as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998, have been included herein in reliance upon the report of KPMG LLP, independent auditors, and upon the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   Pinnacle has filed with the SEC a registration statement on Form S-3 pursuant to the Securities Act with respect to our Common Stock offered by this Prospectus. This prospectus does not contain all the information set forth in the registration statement, the exhibits and the schedule. For further information about Pinnacle and the securities offered by this Prospectus, reference is made to the registration statement and to the consolidated financial statements, exhibits and schedule filed as a part thereof.

   Pinnacle is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the SEC. The registration statement, the exhibits and schedule forming a part thereof and the reports and other information filed by Pinnacle with the SEC in accordance with the Exchange Act may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511. Copies of such materials or any part thereof may also be obtained from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Web site at http://www.sec.gov that contains reports, proxy statements and other information.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we sell all of the securities.

  . Annual Report on Form 10-K for the year ended December 31, 1998.

  . Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

   On request we will provide at no cost to each person, including any beneficial owner, who receives a copy of this Prospectus, a copy of any or all of the documents incorporated in this Prospectus by reference. We will not provide exhibits to any of such documents, however, unless such exhibits are specifically incorporated by reference into those documents. Written or telephone requests for such copies should be addressed to our principal executive offices, attention: Steven Day, Chief Financial Officer, 1549 Ringling Boulevard, Third Floor, Sarasota, Florida 34236, telephone number
(941) 364-8886.

                         INDEX TO FINANCIAL STATEMENTS

PINNACLE HOLDINGS INC.

Report of Independent Certified Public Accountants........................   F-3

Consolidated Balance Sheets as of December 31, 1997 and 1998..............   F-4

Consolidated Statements of Operations for each of the three years ended
 December 31, 1996, 1997 and 1998.........................................   F-5

Consolidated Statements of Changes in Stockholders' Equity for each of the
 three years ended December 31, 1996, 1997 and 1998.......................   F-6

Consolidated Statements of Cash Flows for each of the three years ended
 December 31, 1996, 1997 and 1998.........................................   F-7

Notes to Consolidated Financial Statements................................   F-8

PINNACLE HOLDINGS INC. (Unaudited Interim Consolidated Financial
 Statements--March 31, 1999 and 1998)

Condensed Consolidated Balance Sheets as of March 31, 1999 and December
 31, 1998.................................................................  F-22

Condensed Consolidated Statements of Operations for the three months ended
 March 31, 1998 and 1999..................................................  F-23

Condensed Consolidated Statement of Changes in Common Stockholders' Equity
 for the three months ended March 31, 1999................................  F-24

Condensed Consolidated Statements of Cash Flows for the three months ended
 March 31, 1998 and 1999..................................................  F-25

Notes to Condensed Consolidated Financial Statements......................  F-26

NORTH AMERICAN ANTENNA SITES BUSINESS OF MOTOROLA, INC

Report of Independent Auditors............................................  F-29

Statements of Net Assets as of December 31, 1997 and 1998 and April 3,
 1999 (unaudited).........................................................  F-30

Statements of Operations and Changes in Net Assets for the years ended
 December 31, 1996, 1997 and 1998 (unaudited) and the three months ended
 March 28, 1998 and April 3, 1999 (unaudited).............................  F-31

Statements of Cash Flows for the years ended December 31, 1996, 1997 and
 1998 (unaudited) and the three months ended March 28, 1998 and April 3,
 1999 (unaudited).........................................................  F-32

Notes to Financial Statements.............................................  F-33

MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES TOWER OPERATIONS

Report of Independent Auditors............................................  F-39

Balance Sheets as of June 30, 1998 (unaudited) and December 31, 1997 and
 1996.....................................................................  F-40

Statements of Income for the six months ended June 30, 1998 and 1997
 (unaudited) and for each of the two years ended December 31, 1997 and
 1996.....................................................................  F-41

Statements of Changes in Net Tower Operation Assets as of December 31,
 1996 and 1997 and June 30, 1998 (unaudited)..............................  F-42

Statements of Cash Flows for the six months ended June 30, 1998 and 1997
 (unaudited) and for each of the two years ended December 31, 1997 and
 1996.....................................................................  F-43
Notes to Financial Statements.............................................  F-44


SOUTHERN COMMUNICATIONS SERVICES, INC. TOWER OPERATIONS
Report of Independent Auditors...........................................  F-47
Balance Sheets as of December 31, 1997 and 1996..........................  F-48
Statements of Operations for the years ended December 31, 1997 and 1996..  F-49
Statements of Changes in Accumulated Deficit for the years ended December
 31, 1997 and 1996.......................................................  F-50
Statements of Cash Flows for the years ended December 31, 1997 and 1996..  F-51
Notes to Financial Statements............................................  F-52

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Pinnacle Holdings Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Pinnacle Holdings Inc. and its subsidiaries (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Tampa, Florida
January 11, 1999

                             PINNACLE HOLDINGS INC.

                          CONSOLIDATED BALANCE SHEETS

                                                      December 31,  December 31,
                                                          1997          1998
                                                      ------------  ------------
                       Assets
Current assets:
  Cash and cash equivalents.........................  $  1,693,923  $ 13,801,190
  Accounts receivable, less allowance for doubtful
   accounts of $70,000 and $125,000, respectively...     1,577,575     1,679,390
  Prepaid expenses and other current assets.........     1,037,447     1,432,428
                                                      ------------  ------------
   Total current assets.............................     4,308,945    16,913,008
Restricted cash.....................................        59,822           --
Tower assets, net of accumulated depreciation of
 $8,278,524 and $28,964,462, respectively...........   127,946,070   473,942,309
Fixed assets, net...................................     1,495,121     2,476,666
Land................................................     6,850,951    14,613,365
Deferred debt issue costs, net of accumulated
 amortization of $514,898 and $6,765,601,
 respectively.......................................     1,871,242     6,686,683
Other assets........................................       645,752     1,516,070
                                                      ------------  ------------
                                                      $143,177,903  $516,148,101
                                                      ============  ============
        Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable..................................  $  2,242,397  $  3,280,809
  Accrued expenses..................................     3,095,049     5,761,016
  Deferred revenue..................................       639,460     1,448,432
  Current portion of long-term debt.................    11,122,077    15,692,912
                                                      ------------  ------------
   Total current liabilities........................    17,098,983    26,183,169
Long-term debt......................................   109,459,790   417,524,802
Other liabilities...................................       105,012       125,152
                                                      ------------  ------------
                                                       126,663,785   443,833,123
                                                      ------------  ------------
Commitments and contingencies (Note 7)
Redeemable stock (Note 8):
  Series A senior preferred stock, mandatorily
   redeemable, dividends payable-in-kind; $.001 par
   value; 145,000 shares authorized; 0 and 31,383
   shares issued and outstanding at December 31,
   1997 and 1998, respectively; includes accrued
   dividends and accretion of $1,434,341 at December
   31, 1998 ........................................           --     29,882,298
  Class B common stock, 12,000 shares issued and
   outstanding at December 31, 1997 and 1998,
   respectively.....................................     1,761,000     1,761,000
  Class D common stock, $.001 par value; 39,000, and
   40,000 shares issued and outstanding at December
   31, 1997 and 1998, respectively..................            39            40
                                                      ------------  ------------
                                                         1,761,039    31,643,338
                                                      ------------  ------------
Stockholders' equity (Note 8):
  Series B junior preferred stock, redeemable, 14%
   dividends, $.001 par value; 100 shares
   authorized; 0 and 60 shares issued and
   outstanding at December 31, 1997 and 1998,
   includes accrued dividends of $1,659,821 ........           --     59,928,980
  Common stock:
   Class A common stock--202,500 shares issued and
        outstanding at December 31, 1997 and 1998,
        respectively................................           203           203
   Class E common stock--67,089, and 174,766 shares
        issued and outstanding at December 31, 1997
        and 1998, respectively......................            67           175
   Warrants ........................................           --      1,000,000
   Additional paid-in capital.......................    25,875,752    33,136,302
   Accumulated deficit..............................   (11,122,943)  (53,394,020)
                                                      ------------  ------------
                                                        14,753,079    40,671,640
                                                      ------------  ------------
                                                      $143,177,903  $516,148,101
                                                      ============  ============

  The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                             PINNACLE HOLDINGS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                      Year Ended    Year Ended    Year Ended
                                     December 31,  December 31,  December 31,
                                         1996          1997          1998
                                     ------------  ------------  ------------
Site rental revenue................. $ 4,841,752   $12,880,631   $ 32,018,651
Site operating expenses, excluding
 depreciation and amortization......   1,135,023     2,632,274      6,165,897
                                     -----------   -----------   ------------
  Gross margin, excluding
   depreciation and amortization....   3,706,729    10,248,357     25,852,754
                                     -----------   -----------   ------------
Other expenses:
  General and administrative........     916,237     1,367,400      4,175,477
  Corporate development.............   1,420,879     3,723,180      6,381,516
  State franchise, excise and
   minimum taxes....................      25,801        66,942        686,040
  Depreciation......................   2,041,085     6,334,769     22,512,819
                                     -----------   -----------   ------------
                                       4,404,002    11,492,291     33,755,852
                                     -----------   -----------   ------------
Loss from operations................    (697,273)   (1,243,934)    (7,903,098)
Interest expense....................   1,154,990     6,925,094     12,300,182
Amortization of original issue
 discount and debt issuance costs...     164,091       292,143     16,426,224
                                     -----------   -----------   ------------
Loss before extraordinary item......  (2,016,354)   (8,461,171)   (36,629,504)
Extraordinary loss from
 extinguishment of debt.............         --            --       5,641,573
                                     -----------   -----------   ------------
Net loss............................ $(2,016,354)  $(8,461,171)  $(42,271,077)
                                     ===========   ===========   ============
Payable-in-kind preferred dividends
 and accretion......................         --            --       3,094,162
Net loss attributable to common
 shareholders....................... $(2,016,354)  $(8,461,171)  $(45,365,239)
                                     ===========   ===========   ============
Basic loss per common share:
 Loss before extraordinary item..... $     (8.10)  $    (27.28)  $     (94.95)
 Extraordinary item.................         --            --          (13.48)
                                     -----------   -----------   ------------
Net loss............................ $     (8.10)  $    (27.28)  $    (108.43)
                                     ===========   ===========   ============
Weighted average number of common
 shares outstanding.................     248,950       310,122        418,363
                                     ===========   ===========   ============

  The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                            PINNACLE HOLDINGS INC.

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                    Series B Junior   Class A common Class E common
                    preferred stock       stock          stock                 Additional       Stock
                   ------------------ -------------- --------------              paid-in    subscriptions
                   Shares   Amount    Shares  Amount Shares  Amount  Warrants    capital     receivable
                   ------ ----------- ------- ------ ------- ------ ---------- -----------  -------------
Balance at
December 31,
1995.............    --   $        --  75,500  $ 76      --   $--          --  $ 7,051,405    $(180,015)
Issuance of
common stock, net
of issuance
costs:
 Class A.........                     127,000   127                             12,699,873
 Class D.........
 Class E.........                                     51,300    51               5,129,941
Payment received
for stock
subscriptions....                                                                               180,015
Net loss.........
                   -----  ----------- -------  ----  -------  ----  ---------- -----------    ---------
Balance at
December 31,
1996.............    --       --      202,500   203   51,300    51         --   24,881,219          --
Issuance of
common stock, net
of issuance
costs:
 Class E.........                                     15,789    16               1,555,533
Net loss.........
Adjustment to
Class B common
stock............                                                                 (561,000)
                   -----  ----------- -------  ----  -------  ----  ---------- -----------    ---------
Balance at
December 31,
1997.............    --       --      202,500   203   67,089    67         --   25,875,752          --
 Issuance of
 common stock,
 net of issuance
 costs:
 Class E.........                                    107,677   108              10,767,600
 Distribution to
 Class B common
 stockholders ...                                                                 (412,888)
 Issuance of
 preferred stock,
 net of issuance
 costs:
 Series A senior
 preferred
 stock...........                                                    1,000,000
 Series B junior
 preferred
 stock...........  58.74   58,269,159                                           (1,434,341)
 Dividends and
 accretion on
 preferred
 stock...........   1.66    1,659,821                                           (1,659,821)
 Net loss........
                   -----  ----------- -------  ----  -------  ----  ---------- -----------    ---------
Balance at
December 31,
1998.............  60.40  $59,928,980 202,500  $203  174,766  $175  $1,000,000 $33,136,302    $     --
                   =====  =========== =======  ====  =======  ====  ========== ===========    =========
                   Accumulated   Stockholders'
                     deficit        equity
                   ------------- -------------
Balance at
December 31,
1995.............  $   (645,418)  $ 6,226,048
Issuance of
common stock, net
of issuance
costs:
 Class A.........                  12,700,000
 Class D.........
 Class E.........                   5,129,992
Payment received
for stock
subscriptions....                     180,015
Net loss.........    (2,016,354)   (2,016,354)
                   ------------- -------------
Balance at
December 31,
1996.............    (2,661,772)   22,219,701
Issuance of
common stock, net
of issuance
costs:
 Class E.........                   1,555,549
Net loss.........    (8,461,171)   (8,461,171)
Adjustment to
Class B common
stock............                    (561,000)
                   ------------- -------------
Balance at
December 31,
1997.............   (11,122,943)   14,753,079
 Issuance of
 common stock,
 net of issuance
 costs:
 Class E.........                  10,767,708
 Distribution to
 Class B common
 stockholders ...                    (412,888)
 Issuance of
 preferred stock,
 net of issuance
 costs:
 Series A senior
 preferred
 stock...........                   1,000,000
 Series B junior
 preferred
 stock...........                  56,834,818
 Dividends and
 accretion on
 preferred
 stock...........                         --
 Net loss........   (42,271,077)  (42,271,077)
                   ------------- -------------
Balance at
December 31,
1998.............  $(53,394,020)  $40,671,640
                   ============= =============

          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                             PINNACLE HOLDINGS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                       Year Ended    Year Ended    Year Ended
                                      December 31,  December 31,  December 31,
                                          1996          1997          1998
                                      ------------  ------------  -------------
Cash flows from operating
 activities:
 Net loss...........................  $ (2,016,354) $ (8,461,171) $ (42,271,077)
                                      ------------  ------------  -------------
 Adjustments to reconcile net loss
  to net cash provided by operating
  activities:
 Depreciation.......................     2,041,085     6,334,769     22,512,819
 Amortization of original issue
  discount and debt issuance
  costs.............................       164,091       292,143     16.426,224
 Extraordinary loss from
  extinguishment of debt............           --            --       5,641,573
 Provision for doubtful accounts....        45,000        25,000         55,000
 (Increase) decrease in:
   Accounts receivable, gross.......      (454,065)   (1,118,692)      (156,815)
   Prepaid expenses and other
    current assets..................      (277,604)     (746,299)      (394,981)
   Notes receivable.................       387,455           --             --
   Other assets.....................      (237,408)     (358,587)      (902,630)
 Increase (decrease) in:
   Accounts payable.................       633,711     1,435,305      1,038,412
   Accrued expenses.................       429,779     2,371,605      2,665,967
   Deferred revenue.................        77,417       507,037        808,972
   Other current liabilities........      (490,000)          --             --
   Other liabilities................        49,491        44,253         20,140
                                      ------------  ------------  -------------
   Total adjustments................     2,368,952     8,786,534     47,714,681
                                      ------------  ------------  -------------
Net cash provided by operating
 activities.........................       352,598       325,363      5,443,604
                                      ------------  ------------  -------------
Cash flows from investing
 activities:
 Payments made in connection with
  acquisitions:
   Tower assets.....................   (31,845,153)  (70,852,422)  (320,834,472)
   Land.............................    (3,337,847)   (2,738,951)    (7,762,414)
 Capital expenditures:
   Tower assets.....................    (7,036,048)  (14,815,863)   (43,535,621)
   Fixed assets.....................      (563,646)   (1,023,513)    (1,553,493)
 (Increase) decrease in restricted
  cash..............................       138,157       (25,750)        59,822
                                      ------------  ------------  -------------
Net cash used in investing
 activities.........................   (42,644,537)  (89,456,499)  (373,626,178)
                                      ------------  ------------  -------------
Cash flows from financing
 activities:
 Borrowings under long-term debt,
  net ..............................    24,866,994    89,918,073    487,247,329
 Repayment of long-term debt........      (568,516)     (695,982)  (205,029,425)
 Proceeds from issuance of
  redeemable stock, net.............             8           --             --
 Proceeds from issuance of PIK
  preferred stock and warrants,
  net...............................           --            --      87,717,116
 Proceeds from issuance of common
  stock, net........................    18,010,007     1,555,549     10,767,709
 Payment of accretion in Class B
  common stock......................           --            --        (412,888)
                                      ------------  ------------  -------------
Net cash provided by financing
 activities.........................    42,308,493    90,777,640    380,289,841
                                      ------------  ------------  -------------
Net increase (decrease) in cash and
 cash equivalents...................        16,554     1,646,504     12,107,267
Cash and cash equivalents, beginning
 of period..........................        30,865        47,419      1,693,923
                                      ------------  ------------  -------------
Cash and cash equivalents, end of
 period.............................  $     47,419  $  1,693,923  $  13,801,190
                                      ============  ============  =============
Supplemental disclosure of cash
 flows:
 Cash paid for interest.............  $  1,037,452  $  5,786,816  $  12,271,070
                                      ============  ============  =============
Non-cash transactions:
 Seller debt issued in connection
  with acquisitions.................  $  7,493,255  $ 19,251,850  $   2,414,965
 Payable-in-kind preferred
  dividends and accretion...........  $        --   $        --   $   3,094,162

  The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                             PINNACLE HOLDINGS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Nature of Business and Basis of Presentation

   The accompanying consolidated financial statements reflect the financial position and results of operations and cash flows of Pinnacle Holdings Inc. and its wholly owned subsidiaries: Pinnacle Towers Inc., Coverage Plus Antenna Systems, Inc. and Tower Systems, Inc., collectively referred to as the "Company." The Company acquires, develops and operates telecommunication site and leases space on its sites to customers in the wireless communications industries located in the United States. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and the disclosure for contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results may vary from estimates used.

 Cash and Cash Equivalents

   For purposes of reporting cash flows, the Company considers all highly liquid temporary cash investments with a maturity of three months or less to be cash equivalents.

 Concentration of Credit Risk

   Substantially all of the accounts receivable are with federal, state and local government agencies and national and local wireless communications providers. The Company performs ongoing credit evaluations of its customers but does not require collateral to support customer receivables. The Company maintains an allowance for doubtful accounts on its customer receivables based upon factors surrounding the credit risk of specific customers, historical trends and other information. Sales to two customers accounted for 14.4% and 13.3% of revenues in 1998.

 Restricted Cash

   Restricted cash reflects cash held in escrow restricted for the acquisition of tower sites.

 Tower Assets

   Tower assets consists of towers, licenses, permits and tower attachments which are recorded at cost and depreciated using the straight-line method over the estimated useful life of the assets, which is 15 years for towers, 30 years for buildings and from 5 to 10 years for equipment and other improvements to tower sites. Also included in tower assets are towers under construction of $3,452,045 and $9,231,475 as of December 31, 1997 and 1998, respectively.
Improvements, renewals and extraordinary repairs which increase the value or extend the life of the asset are capitalized. Repairs and maintenance costs are expensed as incurred.

 Fixed Assets

   Fixed assets are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the fixed assets. Equipment held under capital leases is amortized on a straight-line basis

                             PINNACLE HOLDINGS INC.

over the term of the lease or the remaining life of the leased property, whichever is shorter. Betterments, renewals and extraordinary repairs which increase the value or extend the life of the asset are capitalized. Repairs and maintenance costs are expensed as incurred.

 Other Assets

   Other assets includes $747,000 of costs incurred in connection with a pending initial public offering by the Company at December 31, 1998, which will be deducted from the net proceeds of the offering in determining the amount of additional paid in capital to be recorded upon completion of the public offering or recorded as expense should the Company not be able to complete the initial public offering, and tenant lease receivables recorded in connection with the revenue recognition on non-cancellable tenant leases in accordance with Financial Accounting Standards Board Opinion No. 13, "Accounting for Leases."

 Impairment of Long-lived Assets

   The Company evaluates the recoverability of its long-lived assets whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related asset may be less than previously anticipated. If the net book value of the related asset exceeds the undiscounted future cash flows of the asset, the carrying amount would be reduced to the present value of its expected future cash flows and an impairment loss would be recognized. As of December 31, 1997 and 1998 management does not believe that an impairment reserve is required.

 Fair Value of Financial Instruments

   The carrying amount of the Company's financial instruments at December 31, 1997 and 1998, which includes cash and accounts receivable, approximates fair value due to the short maturity of those instruments. The Company considers the variable rate financial instruments including interest rate swaps to be representative of current market interest rates and, accordingly, the recorded amounts approximate fair market value. The Company's Senior 10% discount notes are publicly traded and were trading based on an 11.1% yield at December 31, 1998, indicating a fair value of the Notes of approximately $188.5 million.

 Site Rental Revenue Recognition

   Site rental revenue is recognized on a straight-line basis over the life of the related lease agreements. Revenue is recorded in the month in which it is due. Any rental amounts received in advance of the month due are recorded as deferred revenue.

 Corporate Development Expenses

   Corporate development expenses represent costs incurred in connection with acquisitions, construction activities and expansion of the customer base. These expenses consist primarily of allocated compensation and overhead costs that are not directly related to the administration or management of existing towers, and are expensed as incurred.

 Income Taxes

   The Company qualifies and intends to continue to qualify to be taxed as a Real Estate Investment Trust ("REIT") under the Internal Revenue Code of 1986, as amended, for each taxable year of

                             PINNACLE HOLDINGS INC.

operations. As a REIT, the Company is allowed a tax deduction for the amount of dividends paid to its stockholders, thereby effectively subjecting the distributed net income of the Company to taxation at the stockholder level only, provided it distributes at least 95% of its REIT taxable income and meets certain other requirements for qualifying as a REIT. The Company incurred a loss for both book and tax purposes in the years ended December 31, 1997 and 1998 and, therefore, was not required to pay a cash dividend in order to retain its REIT status.

 Loss Per Share

   Basic net loss per common share is based on the weighted average number of shares of common stock outstanding during each period. The computation of diluted loss per share, assuming conversion of the Class D common shares and the exercise of warrants issued in connection with the Series A Senior Preferred Stock and the Subordinated-Term Loan Agreement, has an antidilutive effect on loss per share.

 Reclassifications

   Certain amounts from prior years have been reclassified for consistency with current presentation. These reclassifications were not material to the consolidated financial statements.

3. Acquisitions

   The Company actively acquires communications sites and assumes the sellers' related customer activity on an ongoing basis. In January 1996, the Company acquired telecommunications tower sites and related assets from an individual for cash of $4,443,000. During May of 1996, the Company acquired the rooftop of the Plaza Tower building including all of the related site assets and fixtures for a purchase price of $3,000,000 which was paid in cash. In July 1996, the Company purchased the site leases and subleases of Florida Mobile Telephone, Inc. for a purchase price of $2,270,000, which was also paid in cash. In September 1996, the Company purchased 10 sites and related assets for $3,010,000, which consisted of $792,325 in cash and $2,217,675 of notes payable to the seller. Additionally, the Company completed 44 other acquisitions of sites and related assets, all of which were individually insignificant to the Company, from various sellers during the year ended December 31, 1996. The aggregate purchase price of $20,854,055 consisted of $15,578,475 in cash and $5,275,580 of notes payable to the former tower owners (see Note 6).

   The Company completed 72 acquisitions during the year ended December 31, 1997, all of which were individually insignificant to the Company. The aggregate purchase price for acquisitions for the year ended December 31, 1997 was $73,591,373, which consisted of $54,339,523 in cash and $19,251,850 of notes payable to the former tower owners.

   On March 4, 1998, the Company completed the acquisition of 201 sites from Southern Communications Services, Inc. ("Southern Communications"), a subsidiary of Southern Company. The Company paid $83,500,000 for these towers, located in Georgia, Alabama, Mississippi, and Florida. In connection with the acquisition of these towers, the Company and Southern Communications or one of its affiliates have entered into leases whereby Southern Communications or one of its affiliates is a customer on each of the 201 sites acquired. Under the lease agreement, Southern Communications and its affiliates will pay initial annual aggregate rent of approximately $5,500,000 in 1998. The leases have initial terms of ten years with five optional renewal periods of five years exercisable at the customer's option. The Company anticipates that Southern Communications will continue to represent a significant, but declining percentage of the Company's revenues as the Company grows. The Company

                             PINNACLE HOLDINGS INC.

has also entered into an option agreement with Southern Communications under which the Company may supply, acquire or develop an additional 80 sites. Any of these additional sites would be rented under the same terms as the original leases of the 201 towers described above.

   On September 3, 1998, the Company acquired from MobileMedia Corporation ("MobileMedia") and several of its affiliates 166 sites for an aggregate purchase price of approximately $170 million. MobileMedia assigned its existing tenant leases on the sites to the Company. The Company entered into a lease (the "Lease") with MobileMedia Communications, Inc., an affiliate of MobileMedia, providing such affiliate of MobileMedia the non-exclusive right to install a certain amount of its equipment on the acquired towers for an aggregate rent of $10.7 million per year. The Lease has an initial term of 15 years and one five-year renewal term exercisable at the option of the lessee. Prior to this acquisition, space on the towers was primarily for the exclusive use of MobileMedia and its affiliates. The towers are located in the Southeastern United States, Southern California and New England. The MobileMedia transaction was funded with proceeds from the sale of two separate newly authorized series of preferred stock of the Company as described below, a loan from ABRY Broadcast Partners II, L.P., a controlling stockholder of the Company, and borrowings under the Company's senior credit facility with NationsBank, N.A. and certain other lenders.

   In addition to the Southern Communications and MobileMedia transactions described above, the Company completed 80 acquisitions of 526 sites and related assets, all of which were individually insignificant to the Company, from various sellers during the year ended December 31, 1998 for an aggregate purchase price of $331,204,262, consisting of $328,789,297 in cash and $2,414,965 of notes payable to the former tower owners.

   The Company accounts for its acquisitions using the purchase method of accounting. The results of operations of the acquired assets are included with those of the Company from the dates of the respective acquisitions. The pro-forma results of operations listed below reflect purchase accounting and pro-forma adjustments as if the transactions occurred as of January 1, 1997. This unaudited pro-forma information is not necessarily indicative of the results that would have occurred if the assumed transaction had occurred on the dates indicated and are not necessarily indicative of the expected financial position or results of operations in the future.

                                                         December 31,
                                                   --------------------------
                                                       1997          1998
                                                   ------------  ------------
                                                   (unaudited)    (unaudited)
   Site rental revenue............................ $ 38,427,583  $ 43,416,231
   Gross profit, excluding depreciation and
    amortization..................................   31,970,369    35,889,471
   Net loss.......................................  (40,363,789)  (48,938,067)
   Basic net loss per common share................ $    (160.89) $    (153.89)

4. Fixed Assets

   Fixed assets consist of the following:

                                                           December 31,
                                      Estimated useful ----------------------
                                       lives in years     1997        1998
                                      ---------------- ----------  ----------
   Vehicles..........................         5        $  489,778  $  657,062
   Furniture, fixtures and other
    office equipment.................         5           504,759     315,345
   Data processing equipment.........         5           880,333   2,439,895
                                                       ----------  ----------
                                                        1,874,870   3,412,302
   Accumulated depreciation..........                    (379,749)   (935,636)
                                                       ----------  ----------
   Fixed assets, net.................                  $1,495,121  $2,476,666
                                                       ==========  ==========

                             PINNACLE HOLDINGS INC.

5. Accrued Expenses

   Accrued expenses consist of the following:

                                                              December 31,
                                                          ---------------------
                                                             1997       1998
                                                          ---------- ----------
   Construction and acquisition costs.................... $1,071,719 $2,429,893
   Interest..............................................  1,337,662  1,334,552
   Professional fees.....................................    150,000    543,705
   Taxes other than income...............................    148,115    736,698
   Payroll and other.....................................    387,553    716,168
                                                          ---------- ----------
                                                          $3,095,049 $5,761,016
                                                          ========== ==========

6. Long-term Debt

   Long-term debt consists of the following:

                                                          December 31,
                                                    --------------------------
                                                        1997          1998
                                                    ------------  ------------
Senior Credit Facility, interest at variable rates
 (8.25% at December 31, 1997 and 8.55% to 8.63% at
 December 31, 1998, respectively), secured,
 quarterly principal installments beginning June
 30, 2000, maturing December 31, 2005.............  $ 72,000,000  $182,450,000
Senior 10% discount notes, net of unamortized
 original issue discount of $0 and $109,041,993,
 respectively, unsecured cash interest payable
 semi-annually in arrears beginning September 16,
 2003, balloon principal payment of $325,000,000
 due at maturity on March 15, 2008................           --    215,958,009
Notes payable to former tower owners, interest
 from 8.5% to 13% per annum, monthly installments
 of principal and interest of varying amounts
 through December 31, 2021, secured by various
 letters of credit or guaranty by related party
 (Note 9).........................................    28,581,867    19,809,705
ABRY bridge loan, interest at 9% per annum,
 principal and interest due in April 1999 and
 September 1999 (Note 9)..........................           --     15,000,000
Subordinated term note, interest at variable rates
 (11.88% at December 31, 1997), unsecured,
 principal and interest maturing September 22,
 2000.............................................    20,000,000           --
                                                    ------------  ------------
                                                     120,581,867   433,217,714
Less: current potion of long-term debt............   (11,122,077)  (15,692,912)
                                                    ------------  ------------
Long-term debt....................................  $109,459,790  $417,524,802
                                                    ============  ============

   The remaining principal payments at December 31, 1998 were due as follows:
1999-$15,692,912; 2000-$22,914,363; 2001-$28,464,878; 2002-$38,499,435; 2003-
$37,014,388; 2004-$74,673,731 and thereafter $325,000,000.

                             PINNACLE HOLDINGS INC.

 Senior Credit Facility

   During 1995, the Company entered into a credit agreement of senior debt financing through a reducing revolving line of credit and revolver/term loan (as amended, the "Senior Credit Facility"). Advances under the credit agreement are limited to a borrowing base, which is based on the Company's cash flows, as defined in the agreement. The facility comprises a revolving line of credit under which the Company may make borrowings and repayments until March 31, 2000, at which time the facility will convert into a term loan payable through December 31, 2005. Advances under the Senior Credit Facility accrued interest at the Company's option at either LIBOR plus a margin of up to 2.375%, as defined in the related agreement, or at the greater of the Federal Funds Effective Rate plus 0.50% or the prime rate, plus a margin of up to 1.375%. Advances under the Senior Credit Facility bear interest payable in quarterly installments. In addition, the Company is required to pay commitment fees based on the unused portion of the commitments and customary facility fees on the total amount of the commitments.

   In December 1998 the Company significantly amended its Senior Credit Facility to provide $200 million of financing. Advances under the Senior Credit Facility accrue interest at the Company's option of either LIBOR plus a margin of up to 3.00%, as defined in the related agreement, or at the greater of the Federal Funds Effective Rate plus 0.50% or the prime rate, plus a margin of up to 2.00%. Additionally, certain financial covenants were modified. As a result of this significant modification, a write-off of the deferred debt costs of $5.6 million relating to original debt issue costs is reflected in the accompanying financials statements as an extraordinary item.

   The Senior Credit Facility is secured by a lien on substantially all of the Company's assets and a pledge of substantially all of the Company's capital stock. The credit agreement contains customary covenants such as limitations on the Company's ability to incur indebtedness, to incur liens or encumbrances on assets, to make certain investments, to make distributions to shareholders, or prepay subordinated debt. Under the credit agreement, the Company may not permit the ratio of senior debt to annualized EBITDA to exceed certain amounts, as defined in the agreement.

   For the years ended December 31, 1996, 1997, and 1998 the Company incurred commitment fees of approximately $52,000, $192,000, and $210,000, respectively.

 Senior Discount Notes

   On March 17, 1998, the Company issued $325,000,000 of 10% Senior Discount Notes with a scheduled maturity in 2008 through a private placement offering to institutional investors. The Company has the right to redeem the notes on or after March 15, 2003 at a price 105.0%, 103.3%, 102.6% and 100.0% during the twelve month periods ending March 15, 2003, 2004, 2005, and 2006 and thereafter, respectively. In addition, the Company at any time prior to March 15, 2001 may redeem up to 35% of the Senior Discount Notes upon a public equity offering at a redemption price equal to 110% of the accreted value of the notes plus unpaid liquidated damages, if any, as of the redemption date. The notes will accrete interest, representing the amortization of the original issue discount, at a rate of 10% compounded semi-annually to an amount of $325,000,000 by March 15, 2003. Thereafter, the notes will pay interest at the rate of 10% semi annually, payable in arrears on March 15 and September 16.

   Amortization of original issue discount for the year ended December 31, 1998 was $16,167,507.

                             PINNACLE HOLDINGS INC.

 ABRY Bridge Loan

   In February 1998, the Company entered into an agreement with its principal stockholder (the "ABRY Bridge Loan"), whereby the Company borrowed $12,500,000 in cash. Amounts outstanding under the Bridge Loan earn interest at the rate of 9% per annum. Interest and principal under the Bridge Loan are payable within one year from the date of the related borrowing. The Company satisfied the loan balance in March 1998 in conjunction with the issuance of Senior Discount Notes, including interest due of $114,041.

   During April 1998, the Company borrowed $2.5 million under the ABRY Bridge Loan to partially fund acquisitions. In September 1998, the Company borrowed $12,500,000 under the ABRY Bridge Loan to partially finance the MobileMedia Acquisition. An aggregate amount of $15,000,000 is outstanding under the ABRY Bridge Loan at December 31, 1998. At December 31, 1998, accrued interest of $526,438 is included in accrued expenses.

 Subordinated Term Loan

   On September 22, 1997, the Company entered into a term loan agreement for $20,000,000, which was subordinated to the Company's Senior Credit Facility. Borrowings under this agreement accrue interest, at interest rates equal to a margin amount (as defined in the agreement), plus LIBOR. Additionally, the Company issued warrants for the Company's Class F Common Stock in connection with this loan. This loan was repaid in full in March 1998 with proceeds obtained from the issuance of the Senior Discount Notes. The warrants were cancelled upon repayment of this loan.

 Interest Rate Swap

   The Company enters into interest rate swap agreements to manage the interest rate risk associated with certain of its variable rate debt. The swap agreements effectively converts the credit agreement floating rate debt from LIBOR plus a margin, as defined in the agreement, to a fixed rate debt plus the applicable margin under the credit agreement on an amount equal to the notional value of the interest rate swap. The Company is exposed to credit losses in the event of non-performance by counterparties on these agreements, which the Company does not believe is significant. The following table summarizes the interest rate swap agreements:

                                                  Notional Amount
                                    --------------------------------------------
                                     Fixed
                                    pay rate December 31, 1997 December 31, 1998
                                    -------- ----------------- -----------------
   Expiration date
   May 1, 1998.....................   6.22%     $20,000,000       $      --
   December 24, 1998...............   5.90%      30,000,000              --
   June 24, 1999...................   5.14%             --        30,000,000
   September 30, 2000..............   5.75%      20,000,000       20,000,000
   May 1, 2001.....................   5.85%             --        50,000,000

   Approximately $28,000, $51,000 and $216,696 of interest expense was incurred in 1996, 1997 and 1998, respectively, related to the interest rate swap agreements.

                             PINNACLE HOLDINGS INC.

7.  Commitments and Contingencies

 Operating Leases

   The Company is obligated under noncancellable leases for office space, machinery and equipment and site leases which expire at various times through 2015. The majority of these leases have renewal options which range up to 10 years. Certain of the leases have purchase options at the end of the original lease term. The future minimum lease commitments under these leases at December 31, 1998 are as follows:

   Year ending
   December 31,
   ------------
    1999........................................................... $ 3,190,114
    2000...........................................................   2,752,952
    2001...........................................................   2,266,092
    2002...........................................................   2,063,840
    2003...........................................................   1,713,007
    2004 and thereafter............................................  15,072,586
                                                                    -----------
      Total minimum lease payments................................. $27,058,591
                                                                    ===========

   Total rent expense under noncancellable operating leases was approximately $468,083, $1,468,323, and $3,623,798 for the years ended December 31, 1996,
1997 and 1998, respectively.

 Employment Agreements

   The Company has severance agreements with certain officers of the Company which grant these employees the right to receive their base salary and continuation of certain benefits for periods ranging from six to eighteen months in the event of a termination (as defined by the agreement) of such employees.

 Litigation

   The Company is not a party to any material legal proceedings other than routine litigation incidental to its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

 Tenant Leases

   The following is a schedule by year of total rentals to be received for site space under noncancellable lease agreements as of December 31, 1998:

   Year ending
   December 31,
   ------------
    1999........................................................... $ 39,155,536
    2000...........................................................   35,541,604
    2001...........................................................   32,474,747
    2002...........................................................   28,766,328
    2003...........................................................   21,756,859
    2004 and thereafter............................................  129,193,435
                                                                    ------------
                                                                    $286,888,509
                                                                    ============

                             PINNACLE HOLDINGS INC.

   Principally all of the leases provide for renewal at varying escalations. Leases provided for fixed-rate escalations have been reflected above.

8. Stockholders' Equity

 Capital Contribution Commitment

   In 1995, the Company and its principal shareholder entered into a capital contribution agreement whereby the principal shareholder committed to invest up to $20,000,000 as equity in the Company (the "Capital Contribution Agreement") and at that time, management contributed $1,200,000. In February 1996, the Capital Contribution Agreement was amended and the principal shareholder's equity commitment to the Company was increased to $50,000,000.

   As of December 31, 1998, and after giving affect to guaranty of certain notes payable to former tower owners of $3.9 million, approximately $8.9 million remained outstanding under the Capital Contribution Agreement.

 Mandatorily Redeemable Preferred Stock, Preferred Stock and Warrants

   On September 30, 1998, in connection with the MobileMedia Acquisition the Company sold 30,000 shares of newly authorized Series A Senior Preferred Stock (the "Senior Preferred Stock"). These shares carry a liquidation preference of $30 million in the aggregate, and were sold with an attached warrant to purchase 10,000 shares of Class F Common Stock at $.01 per share. Dividends on the Senior Preferred Stock accrue at a rate of 14% through March 31, 1999, 14.75% from April 1, 1999 through June 30, 1999, 15.5% from July 1, 1999 through September 30, 1999 and 16% thereafter. At the Company's option, such dividends can be paid by the issuance of additional shares of such stock. The Senior Preferred Stock is redeemable at the Company's option, at liquidation preference, at any time upon 30 days advance notice. The Senior Preferred Stock is mandatorily redeemable on September 30, 2008. The warrants (valued using the Black-Scholes option pricing model) are recorded at fair value of $1,000,000 and are exercisable at a nominal price for a period of eight and one-half years commencing 18 months following the issuance of the Senior Preferred Stock. If the Senior Preferred Stock is redeemed prior to 18 months after its initial issuance, the warrants may not be exercised and will be cancelled. The warrants expire on September 3, 2008.

   ABRY/Pinnacle, Inc., an affiliate of ABRY Broadcast Partners II, L.P., purchased newly authorized Series B Junior Preferred Stock of the Company (the "Junior Preferred Stock") with a liquidation preference of $32.5 million. Dividends accrue at a rate of 14% and, at the Company's option, may be paid by the issuance of additional shares of such stock. The Junior Preferred Stock is not mandatorily redeemable. In December 1998, the Company sold additional shares of the Series B Junior Preferred Stock to ABRY/Pinnacle, Inc. with a liquidation preference of $26.2 million. The Junior Preferred Stock is redeemable at the Company's option, at liquidation preference, at any time.

   The Senior Preferred Stock and the Junior Preferred Stock have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

 Redeemable Common Stock

   Class D common stock is convertible into shares of Class C common stock. The number of shares of Class C common stock issuable upon conversion will be 25% of the aggregate number of Class A and

                             PINNACLE HOLDINGS INC.

Class B common stock outstanding at the close of business on the Conversion date, as defined in the agreement. Such conversion will be effected by the surrender of the Class D common stock in exchange for the Class C common stock on a date to be approved by the Board of Directors, or upon consummation of an initial public offering. Any Class D common stock converted into Class C common stock will maintain the vesting characteristics such Class D common stock had prior to the time of conversion.

   Shares of Class D Common Stock are held by various officers and employees of the Company. Vesting of the ownership of these shares is subject to varying schedules. Certain employees vest into the ownership of the shares at the rate of 20% per year. Other employees vest according to the following schedule:

                                                               Vesting fraction
   Anniversary of                                                 of shares
   the closing date                                           remaining unvested
   ----------------                                           ------------------
     First...................................................        1/10
     Second..................................................         1/9
     Third...................................................         1/8
     Fourth..................................................         2/7
     Fifth...................................................         1/2
     Sixth...................................................         1/1

   If certain employees cease to be employed prior to the third anniversary of the date their respective shares were granted, any vested shares will become unvested. In the event of an initial public offering or sale of the Company, all unvested shares for any employee still employed will become vested shares. In the event of termination of employment, all shares of Class D common stock are subject to repurchase provisions, as defined below.

   If any employee ceases to be employed, then such employee's Class B and Class D common stock will be subject to repurchase by the Class A stockholders and the Company. The employee will have the right to require the Company to purchase any or all Class B and D common stock which are held, if such employee's termination was with or without cause and any Class D stock if termination is as a result of death or disability. If the employee is terminated with or without cause, the repurchase price for Class B common stock and vested Class D common stock will be fair market value, while the repurchase price for unvested Class D common stock will be $.001 per share. During 1997, the Company repurchased 500 shares of Class B common stock from a former employee. The purchase price approximated $147 per share, resulting in the determination of a new fair market value of the stock. Accordingly, the Class B common stock and additional paid in capital accounts have been adjusted to reflect this increase in fair market value.

   The Company's obligation to repurchase the Class D stock in the event of death or disability of an employee stockholder is limited to the amount of shares the Company could purchase with the proceeds of the life insurance policy covering the respective Class D employee stockholder. Additionally, all repurchases of shares are subject to the applicable restrictions contained in the Company's debt agreements.

 Common Stock

   The Company has six classes of authorized common stock: Class A, B, C, D, E and F. Under the Company's Amended and Restated Certificate of Incorporation, the relative rights and preferences of each class of common stock are as follows:

                             PINNACLE HOLDINGS INC.

 Voting Rights

   All classes of common stock will vote together as a single combined class on all matters submitted to a vote of the shareholders, with each holder of Class A, B, C, E or F common shares being entitled to one vote per share of such stock held and each holder of Class D common shares being entitled to a number of votes equal to the number of shares of Class C stock which would be issued upon conversion of the Class D stock, as described below.

 Distributions

   The holders of the Class A and B common shares have an initial distribution preference equal to 15% per annum (the "Yield") based on the initial purchase price of $100 per share from the date of issuance through June 30, 1997. The distribution amount related to the Yield was fixed at June 30, 1997 at approximately $4.8 million. In addition to the Yield, the holders of Class A, Class B and Class E common stock are entitled to a distribution preference of $100 per share (the "Preference Amount"), which approximated $38.9 million at December 31, 1998.

   In 1998 the Company paid $412,888 in distributions to the holders of Class B Common Stock in settlement of a distribution preference on such stock in connection with the issuance of the senior 10% discount notes (Note 6).

   Holders of Class A common stock are entitled to receive their respective Preference Amounts before any distributions are to be made to any other class of stock. Similarly, holders of Class E Common stock are entitled to receive their respective Preference Amount before any distributions are to be made to the holders of Class B, C, D or F common stock. Once distributions have been made to Class A and E, holders of Class B common stock will receive their Preference Amounts. Remaining distributions will be made to all classes of common stock on the basis of the number of Units (as defined by the Company's Certificate of Incorporation) assigned to the respective shares.

                             PINNACLE HOLDINGS INC.

   Additional stock information is as follows:

                                                                December 31
                                                            -------------------
                                                              1997      1998
                                                            -------- ----------
Preferred Stock:
 Par value per share....................................... $  0.001 $    0.001
 Shares authorized.........................................  100,000  1,000,000
  Designated as Series A Senior preferred stock............      --     145,000
  Designated as Series B Junior preferred stock............      --         100
 Shares issued and outstanding:
  Series A Senior..........................................      --      31,383
  Series B Junior..........................................      --          60
Class A common stock:
 Par value per share....................................... $  0.001 $    0.001
  Shares authorized........................................  202,500    202,500
  Shares issued and outstanding............................  202,500    202,500
Class B common stock:
 Par value per share....................................... $  0.001 $    0.001
  Shares authorized........................................   12,000     12,000
  Shares issued and outstanding............................   12,000     12,000
Class C common stock:
 Par value per share....................................... $  0.001 $    0.001
  Shares authorized........................................  200,000    200,000
  Shares issued and outstanding............................      --         --
Class D common stock:
 Par value per share....................................... $  0.001 $    0.001
  Shares authorized........................................  100,000    100,000
  Shares issued and outstanding............................   39,000     40,000
Class E common stock:
 Par value per share....................................... $  0.001 $    0.001
  Shares authorized........................................  300,000    302,500
  Shares issued and outstanding............................   67,089    174,766
Class F common stock:
 Par value per share....................................... $  0.001 $    0.001
  Shares authorized........................................   10,000  1,000,000
  Shares issued and outstanding............................      --         --

 Stock Incentive Plan

   The Pinnacle Holdings, Inc. Stock Incentive Plan (the "Plan") became effective July 1, 1998. The Plan provides for awards consisting of stock option and restricted stock grants ("Awards") to employees, non-employee directors, and other persons who perform services for the Company. The Plan is administered by a committee consisting of at least two non-employee directors of the Company (the "Committee")

   The maximum number of shares of Common Stock that may be made subject to Awards granted under the Stock Incentive Plan is approximately 3,000,000. In the event of any change in capitalization of the Company, however, the Committee shall adjust the maximum number and class of shares with respect to which Awards may be granted, the number and class of shares which are subject to

                             PINNACLE HOLDINGS INC.

outstanding Awards may be granted, the number and class of shares which are subject to outstanding Awards and the purchase price therefor. In addition, if any Award expires or terminates without having been exercised, the shares of Common Stock subject the Award again become available for grant under the Stock Incentive Plan. No shares have been granted at December 31, 1998.

   The Committee is authorized to grant to eligible persons incentive stock options ("ISO") or nonqualified stock options ("NSO"). During any calendar year, the Committee shall not grant to any eligible person Options to purchase more than 1,000,000 shares of Common Stock. The term of an ISO cannot exceed 10 years, and the exercise price of any ISO must be equal to or greater than the fair market value of the shares of Common Stock on the date of the grant. Any ISO granted to a holder of 10% or more of the combined voting power of the capital stock of the Company must have an exercise price equal to or greater than 110% of the fair market value of the Common Stock on the date of grant and may not have a term exceeding five years from the grant date. The exercise price and the term of an NSO shall be determined by the Committee on the date that the NSO is granted.

   Options shall become exercisable in whole or in part on the date or dates specified by the Committee. The Committee, in its sole discretion, may accelerate the date or dates on which an Option becomes exercisable. Each Option shall expire on such date or dates as the Committee shall determine at the time the Option is granted. Upon termination of an Optionee's employment with the Company (including by reason of the Optionee's death), each unexercised Option (whether or not then exercisable) shall terminate and be forfeited, except that any such Options which are then exercisable shall remain exercisable for such period after termination of the Optionee's employment as the Committee may have determined at the time the Option was granted. If an Optionee's employment with the Company is terminated for cause (as defined in the Stock Incentive Plan), all of such person's Options shall immediately terminate.

   The Committee may also grant to an eligible person an award of Common Stock subject to future service and such other restrictions and conditions as the Committee may determine ("Restricted Stock"). The Committee will determine the terms of such Restricted Stock, including the price, if any, to be paid by the recipient for the restricted stock, the restrictions placed on the shares and the time or times when the restrictions will lapse, at the time of the granting thereof.

9. Related Party Transactions

   Certain board members and/or stockholders provide management services to the Company. The Company pays up to $75,000, plus certain reimbursable costs incurred on behalf of the Company, each year for such management services. The Company paid approximately $55,162, $78,166, and $834,192 for such services and related reimbursable expenses for the years ended December 31, 1996, 1997, and 1998, respectively. At December 31, 1997 and 1998, $29,950 and $ 232,500,
respectively, was due to these related parties for management services and related reimbursable costs. A balance due from current or former officers of $200,000 and $16,097 is included in other assets at December 31, 1997 and 1998, respectively. During 1997, the majority stockholder of the Company guaranteed a note payable to a tower seller of $3.9 million associated with a tower acquisition. Also see Note 6 for related party debt and Note 8 for certain related party equity transactions.

10. Employee Benefit Plan

   Effective January 1, 1997, the Company began participating in a 401(k) plan of the majority stockholder. The plan covers substantially all employees. Benefits vest based on number of years of

                             PINNACLE HOLDINGS INC.

service. To participate in the plan, employees must be at least 21 years old and have completed six months of service. The Company has not made any contributions to the plan.

11. Subsequent Events

 Acquisitions

   Subsequent to December 31, 1998 the Company is party to several letters of intent with various third parties to purchase 135 sites, reflecting an aggregate commitment to pay approximately $60.2 million.

                             PINNACLE HOLDINGS INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                    December 31,   March 31,
                                                        1998          1999
                                                    ------------  ------------
                                                                  (Unaudited)
                      Assets
Current assets:
  Cash and cash equivalents........................ $ 13,801,190  $  1,276,209
  Accounts receivable, net.........................    1,679,390     2,176,233
  Prepaid expenses and other current assets........    1,432,428     1,374,081
                                                    ------------  ------------
      Total current assets.........................   16,913,008     4,826,523
Tower assets, net..................................  473,942,309   553,888,537
Fixed assets, net..................................    2,476,666     2,591,363
Land...............................................   14,613,365    15,765,504
Deferred debt issue costs, net.....................    6,686,683     6,501,787
Other assets.......................................    1,516,070       953,542
                                                    ------------  ------------
                                                    $516,148,101  $584,527,256
                                                    ============  ============
       Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable................................. $  3,280,809  $  4,209,825
  Accrued expenses.................................    5,761,016    11,443,695
  Deferred revenue.................................    1,448,432     2,911,099
  Current portion of long-term debt................   15,692,912     1,002,136
                                                    ------------  ------------
      Total current liabilities....................   26,183,169    19,566,755
Long-term debt.....................................  417,524,802   352,876,045
Other liabilities..................................      125,152       183,627
                                                    ------------  ------------
                                                     443,833,123   372,626,427
                                                    ------------  ------------
Redeemable stock:
  Series A senior preferred stock, Class B common
   stock, and Class D common stock.................   31,643,338           --
                                                    ------------  ------------
Stockholders' equity:
  Series B junior preferred stock..................   59,928,980           --
Common stock:
    Class A common stock, 202,500 and 0 shares
     issued and outstanding at December 31, 1998
     and March 31, 1999, respectively..............          203           --
    Class E common stock, 174,766 and 0 shares
     issued and outstanding at December 31, 1998
     and March 31, 1999, respectively..............          175           --
    Common Stock , $.001 par value, 100,000,000
     shares authorized; 0 and 32,026,000 shares
     issued and outstanding at December 31, 1998
     and March 31, 1999, respectively..............          --         32,026
  Warrants.........................................    1,000,000           --
  Additional paid-in capital.......................   33,136,302   276,565,895
  Accumulated deficit..............................  (53,394,020)  (64,697,092)
                                                    ------------  ------------
                                                      40,671,640   211,900,829
                                                    ------------  ------------
                                                    $516,148,101  $584,527,256
                                                    ============  ============

  The accompanying Notes to Condensed Consolidated Financial Statements are an
             integral part of these condensed financial statements.

                             PINNACLE HOLDINGS INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        Three Months Ended
                                                            March 31,
                                                     -------------------------
                                                        1998          1999
                                                     -----------  ------------
                                                     (unaudited)  (unaudited)
Site rental revenue................................. $ 5,372,833  $ 12,008,208
Site operating expenses, excluding depreciation and
 amortization.......................................     851,371     2,232,651
                                                     -----------  ------------
    Gross margin, excluding depreciation and
     amortization...................................   4,521,462     9,775,557
Other expenses:
  General and administrative........................     419,809       843,464
  Corporate development.............................   1,288,807     1,711,283
  State franchise, excise and minimum taxes.........      70,424       200,975
  Depreciation......................................   2,950,850     8,994,211
                                                     -----------  ------------
Loss from operations................................    (208,428)   (1,974,376)
Interest expense....................................   3,102,826     3,900,192
Amortization of original issue discount and debt
 issuance costs.....................................     610,471     5,428,504
                                                     -----------  ------------
Net loss............................................ $(3,921,725) $(11,303,072)
Payable-in-kind preferred dividends and accretion...         --      2,930,338
                                                     -----------  ------------
Net loss attributable to common shareholders........ $(3,921,725) $(14,233,410)
                                                     ===========  ============
Basic and diluted loss per common share(a).......... $     (0.43) $      (0.79)
                                                     ===========  ============
Weighted average number of common shares
 outstanding........................................   9,115,653    18,067,533
                                                     ===========  ============

--------
(a) Basic loss per common share in 1999 and 1998 have been computed based on the weighted average number of common shares outstanding during the periods, after giving retroactive effect for the conversion of the Company's common stock outstanding prior to the Company's initial public offering in accordance with the recapitalization effected contemporaneously with the completion of the initial public offering (Note 3).


  The accompanying Notes to Condensed Consolidated Financial Statements are an
             integral part of these condensed financial statements.

                            PINNACLE HOLDINGS INC.

      CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                       Series B
                        Junior                                Class A          Class E
                   Preferred Stock        Common Stock     Common Stock     Common Stock                 Additional
                  -------------------  ------------------ ---------------- ----------------               Paid-in
                  Shares    Amount       Shares   Amount   Shares   Amount  Shares   Amount  Warrants     Capital
                  ------  -----------  ---------- ------- --------  ------ --------  ------ ----------  ------------
Balance at
December 31,
1998............   60.40  $59,928,980         --  $   --   202,500   $203   174,766   $175  $1,000,000  $ 33,136,302
Unaudited:
Dividends and
accretion on
Preferred
Stock...........    1.27    1,767,106                                                                     (2,930,338)
Issuance of
common stock,
net of issuance
costs, and
conversion (Note
2)..............                       32,026,000  32,026 (202,500)  (203) (174,766)  (175)              290,064,403
Liquidation of
Series A Senior
Preferred
Stock...........                                                                            (1,000,000)
Liquidation of
Series B Junior
Preferred
Stock...........  (61.67) (61,696,086)
Distribution of
contributed
capital and
yield on various
classes of
common stock....                                                                                         (43,704,472)
Net Loss........
Balance at March
31, 1999........
                  ------  -----------  ---------- ------- --------   ----  --------   ----  ----------  ------------
                     --   $       --   32,026,000 $32,026      --    $--        --    $--   $      --   $276,565,895
                  ======  ===========  ========== ======= ========   ====  ========   ====  ==========  ============
                  Accumulated   Stockholders'
                    Deficit        Equity
                  ------------- --------------
Balance at
December 31,
1998............  $(53,394,020) $ 40,671,640
Unaudited:
Dividends and
accretion on
Preferred
Stock...........                  (1,163,232)
Issuance of
common stock,
net of issuance
costs, and
conversion (Note
2)..............                 290,096,051
Liquidation of
Series A Senior
Preferred
Stock...........                  (1,000,000)
Liquidation of
Series B Junior
Preferred
Stock...........                 (61,696,086)
Distribution of
contributed
capital and
yield on various
classes of
common stock....                 (43,704,472)
Net Loss........
Balance at March
31, 1999........   (11,303,072)  (11,303,072)
                  ------------- --------------
                  $(64,697,092) $211,900,829
                  ============= ==============


 The accompanying Notes to Condensed Consolidated Financial Statements are an
            integral part of these condensed financial statements.

                             PINNACLE HOLDINGS INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      Three Months Ended
                                                           March 31,
                                                  ----------------------------
                                                      1998           1999
                                                  -------------  -------------
                                                   (unaudited)    (unaudited)
Cash flows from operating activities:
 Net loss........................................ $  (3,921,725) $ (11,303,072)
                                                  -------------  -------------
 Adjustments to reconcile net loss to net cash
  provided by operating activities:
 Depreciation....................................     2,950,850      8,994,211
 Amortization of original issue discount and
  debt issuance costs............................       610,471      5,428,504
 Provision for doubtful accounts.................        30,000            --
 (Increase) decrease in:
  Accounts receivable, gross.....................      (408,193)      (487,059)
  Prepaid expenses and other current assets......    (1,589,765)        58,347
  Other assets...................................        60,736        562,528
 Increase (decrease) in:
  Accounts payable...............................     2,307,159        929,016
  Accrued expenses...............................      (203,553)     5,682,679
  Deferred revenue...............................       698,038      1,462,667
  Other liabilities..............................       (21,721)        58,475
                                                  -------------  -------------
   Total adjustments.............................     4,434,022     22,689,368
                                                  -------------  -------------
    Net cash provided by operating activities....       512,297     11,386,296
                                                  -------------  -------------
Cash flows from investing activities:
 Payments made in connection with acquisitions:
 Tower assets....................................   (96,440,006)   (71,020,067)
 Land............................................    (4,268,873)    (1,152,139)
 Capital expenditures:
 Tower assets....................................   (10,122,475)   (13,134,730)
 Fixed assets....................................      (216,188)      (350,473)
                                                  -------------  -------------
   Net cash used in investing activities.........  (111,047,542)   (85,657,409)
                                                  -------------  -------------
Cash flows from financing activities:
 Borrowings under long-term debt, net............   307,028,824     50,000,000
 Repayment of long-term debt.....................  (204,023,448)  (139,142,790)
 Proceeds from issuance of common stock, net.....     9,567,709    288,335,011
 Liquidation of PIK preferred stock and
  warrants.......................................           --     (93,741,617)
 Distribution of contributed capital and payment
  of accretion on various classes of common
  stock..........................................      (412,888)   (43,704,472)
                                                  -------------  -------------
    Net cash provided by financing activities....   112,160,197     61,746,132
                                                  -------------  -------------
Net increase (decrease) in cash and cash
 equivalents.....................................     1,624,952    (12,524,981)
Cash and cash equivalents, beginning of period...     1,693,923     13,801,190
                                                  -------------  -------------
Cash and cash equivalents, end of period......... $   3,318,875  $   1,276,209
                                                  =============  =============
Supplemental disclosure of cash flows:
 Cash paid for interest.......................... $   4,416,557  $   4,702,341
                                                  =============  =============
Non-Cash Transactions:
 Seller debt issued in connection with
  acquisitions................................... $         --   $   4,559,650

  The accompanying notes to Condensed Consolidated Financial Statements are an integral part of these condensed financial statements.

                             PINNACLE HOLDINGS INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Financial Statements

   The accompanying consolidated financial statements reflect the financial position and results of operations and cash flows of Pinnacle Holdings Inc. and its wholly owned subsidiaries: Pinnacle Towers Inc., Coverage Plus Antenna Systems, Inc. and Tower Systems, Inc., collectively referred to as the "Company". All significant intercompany balances and transactions have been eliminated. Preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results may vary from estimates used.

   Results of operations for any interim period are not necessarily indicative of results of any other periods or for the year. The consolidated statements as of March 31, 1999 and for the three month periods ended March 31, 1999 and 1998 are unaudited, but in the opinion of management include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of results for such periods. These consolidated financial statements should be read in conjunction with the Company's financial statements and notes thereto for the year ended December 31, 1998.

   The Company's Consolidated Statements of Operations for the three month period ended March 31, 1999, reflect all components of Comprehensive Income as defined by SFAS No. 130, "Reporting Comprehensive Income." Accordingly, no separate Consolidated Statement of Comprehensive Income is presented as would otherwise be required.

2. Acquisitions

   The Company actively acquires communications sites and related real estate assets.

   On March 4, 1998, the Company completed the acquisition of 201 sites from Southern Communications Services, Inc. ("Southern Communications"), a subsidiary of Southern Company. The Company paid $83,500,000 for these towers, located in Georgia, Alabama, Mississippi, and Florida.

   On September 3, 1998, the Company acquired from MobileMedia Corporation ("MobileMedia") and several of its affiliates 166 sites for an aggregate purchase price of approximately $170 million (the "MobileMedia Acquisition"). MobileMedia assigned its existing tenant leases on the towers to the Company. The Company entered into a lease (the "Lease") with MobileMedia Communications, Inc., an affiliate of MobileMedia, providing such affiliate of MobileMedia the non-exclusive right to install a certain amount of its equipment on the acquired towers for aggregate rent of $10.7 million per year. The Lease has an initial term of 15 years and one five-year renewal term exercisable at the option of the lessee. Prior to this acquisition, space on the sites was primarily for the exclusive use of MobileMedia and its affiliates. The Company has integrated these sites into its site rental business and is leasing space on these sites to other third party wireless communications providers. The sites are located in the Southeastern United States, Southern California and New England.

   In addition to the Southern Communications and MobileMedia transactions described above, the Company completed 80 acquisitions of 526 sites and related assets, all of which were individually insignificant to the Company, from various sellers during the year ended December 31, 1998 for an aggregate purchase price of $331,204,262, consisting of $328,789,297 in cash and $2,414,965 of notes payable to the former tower owners.

   During the three months ended March 31, 1999, the Company completed 27 acquisitions of 109 sites and related assets, all of which were individually insignificant to the Company, from various

                             PINNACLE HOLDINGS INC.

sellers for an aggregate purchase price of $58,513,409 consisting of $53,953,759 in cash and $4,559,650 of notes payable to the former tower owners.

   The Company accounts for its acquisitions using the purchase method of accounting. The results of operations of the acquired assets are included with those of the Company from the dates of the respective acquisitions. The pro forma results of operations listed below reflect purchase accounting and pro forma adjustments as if the transactions occurred as of January 1, 1998. The unaudited pro forma consolidated financial statements are not necessarily indicative of the results that would have occurred if the assumed transactions had occurred on the dates indicated and are not necessarily indicative of the expected financial position or results of operations in the future.

                                                            Pro Forma
                                                    --------------------------
                                                     March 31,     March 31,
                                                        1998          1999
                                                    ------------  ------------
                                                    (unaudited)   (unaudited)
   Site rental revenue............................. $  9,061,275  $ 12,854,268
   Gross margin, excluding depreciation............    7,305,093    10,442,837
   Net loss........................................  (14,458,152)  (12,355,972)
   Net loss attributable to common shareholders....  (14,458,152)  (15,286,310)
   Net loss per common share.......................        (1.59)        (0.85)

3. Initial Public Offering and Stockholders' Equity

   On February 19, 1999, the Company completed its initial public offering of common stock ("the Offering") whereby the Company sold 20,000,000 shares of a new class of common stock (the "Common Stock"). In addition, on March 19, 1999, the Underwriters over-allotment options were exercised to the extent that an additional 2,026,000 shares were sold. The initial price per share was $14, resulting in net proceeds from the Offering of approximately $288 million.

   In connection with the Offering, pursuant to a recapitalization agreement between the Company, its largest stockholder, ABRY Broadcast Partners II, L.P. ("ABRY II"), and certain members of the Company's management that are stockholders of the Company, the Company converted all outstanding shares of each class of the Company's five classes of common stock into shares of the Common Stock sold in the Offering and paid to the holders of certain of such classes of common stock preferential amounts and yields. The certificate of incorporation of the Company was amended immediately prior to the consummation of the Offering to eliminate the multiple classes of the Company's common stock and create the now single class of Common Stock, and all of the outstanding shares of all the classes of common stock of the Company other than Class D Common Stock were converted into approximately 8,571,309 shares of Common Stock and all shares of Class D common Stock were converted into approximately 1,428,691 shares of Common Stock.

   The holders of the Company's outstanding (prior to the above described conversion) shares of Class A Common Stock, Class B Common Stock and Class E Common Stock were collectively paid approximately $38.9 million by the Company from proceeds of the Offering, which amount equaled the amount of preferences such shares were entitled to over the other classes of the Company's common stock pursuant to the Company's certificate of incorporation before giving effect to the amendment relative to the conversion of those shares as described above. In addition, the holders of the Company's outstanding (prior to the above described conversion) shares of Class A Common Stock were collectively paid approximately $4.8 million by the Company from proceeds of the Offering, which amount equaled the amount of yield such shares had accrued from the date of their issuances through June 30, 1997

                             PINNACLE HOLDINGS INC.

pursuant to the Company's certificate of incorporation before giving effect to the amendment relative to the conversion of those shares as described above.

   Other uses of proceeds from the Offering were: (1) approximately $32.0 redeemed the outstanding shares of the Company's Series A Senior Preferred Stock (the "Senior Preferred Stock"); (2) approximately $61.7 million redeemed the outstanding shares of the Company's Series B Junior Preferred Stock (the "Junior Preferred Stock"); (3) approximately $15.7 million repaid in full and retired loan from ABRY II; (4) approximately $123.8 million repaid outstanding borrowings under the Company's Senior Credit Facility (as defined herein); and,
(5) $11.4 was used to fund the closing of pending acquisitions proximate to the date the funds were available from the Offering.

4. Commitments

   As of and subsequent to March 31, 1999, the Company entered into several letters of intent with various third parties to purchase 35 sites, reflecting an aggregate commitment to pay approximately $54,345,000, all of which are subject to consummation of a transaction pending completion of due diligence efforts and any further negotiation which may result therefrom.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Motorola, Inc.:

   We have audited the accompanying statements of net assets of the North American Antenna Sites Business of Motorola, Inc. (Business), as of December 31, 1997 and 1998 and the related statements of operations and changes in net assets and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Business' management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   The accompanying financial statements were prepared on the basis of presentation described in Note 2. The accompanying financial statements include allocations for common services provided by Motorola, Inc. and are not necessarily indicative of the financial position, results of operations, and cash flows had the Business operated as a stand-alone entity.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Business as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, on the basis described in Note 2, in conformity with generally accepted accounting principles.

                                          KPMG LLP
                                          Chicago, IL

June 16, 1999

                          NORTH AMERICAN ANTENNA SITES
                           BUSINESS OF MOTOROLA, INC.

                            STATEMENTS OF NET ASSETS

            December 31, 1997 and 1998 and April 3, 1999 (unaudited)
                             (dollars in thousands)

                                                     December 31,
                                                    ---------------  April 3,
                                                     1997    1998      1999
                                                    ------- ------- -----------
                                                                    (unaudited)
                      Assets
Current assets:
  Accounts receivable, net of allowance for
   doubtful accounts of $227, $49, and $234 at
   December 31, 1997 and 1998, and April 3, 1999..  $ 3,908 $ 2,892   $ 3,702
  Prepaid rent....................................    4,037   3,606     4,175
                                                    ------- -------   -------
    Total current assets..........................    7,945   6,498     7,877
Property and equipment, net.......................   41,593  39,533    37,464
Goodwill, net of accumulated amortization of $134,
 $138, and $141 at December 31, 1997 and 1998, and
 April 3, 1999....................................      183     574       570
                                                    ------- -------   -------
    Total assets..................................  $49,721 $46,605   $45,911
                                                    ======= =======   =======
            Liabilities and Net Assets
Current liabilities:
  Accounts payable................................  $ 1,838 $ 1,717   $ 1,518
  Accrued expenses................................    2,457   1,988     2,187
  Deferred revenue................................    1,786   1,793     4,582
                                                    ------- -------   -------
    Total current liabilities.....................    6,081   5,498     8,287
Net assets........................................   43,640  41,107    37,624
                                                    ------- -------   -------
    Total liabilities and net assets..............  $49,721 $46,605   $45,911
                                                    ======= =======   =======


                See accompanying notes to financial statements.

                          NORTH AMERICAN ANTENNA SITES
                           BUSINESS OF MOTOROLA, INC.

               STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

          Years ended December 31, 1996, 1997, and 1998 and the months ended March 28, 1998 (unaudited) and April 3, 1999 (unaudited)
                             (dollars in thousands)

                                                              Quarters ended
                                Years ended December 31,     -----------------
                               ----------------------------  March 28,  April
                                 1996      1997      1998      1998    3, 1999
                               --------  --------  --------  --------- -------
                                                                (unaudited)
Net revenue:
  Parent...................... $ 10,163  $  8,917  $  7,563   $ 2,652  $ 1,723
  Other parties...............   78,473    80,182    78,045    19,094   19,365
                               --------  --------  --------   -------  -------
    Total net revenue.........   88,636    89,099    85,608    21,746   21,088
Operating expenses:
  Direct tower costs..........   50,466    51,553    50,416    12,613   11,995
  Selling, general, and
   administrative.............    8,194    10,966    11,516     2,750    2,587
  Depreciation and
   amortization...............    9,292     9,271     8,476     2,186    2,185
  Allocated costs from the
   parent.....................    9,871     6,265     4,168     1,730      718
                               --------  --------  --------   -------  -------
    Income before income
     taxes....................   10,813    11,044    11,032     2,467    3,603
Income taxes..................    4,318     4,398     4,382       978    1,427
                               --------  --------  --------   -------  -------
    Net income................    6,495     6,646     6,650     1,489    2,176
Net assets, beginning of
 period.......................   47,329    43,878    43,640    43,640   41,107
Transfers to Parent...........   (9,946)   (6,884)   (9,183)   (3,630)  (5,659)
                               --------  --------  --------   -------  -------
Net assets, end of period..... $ 43,878  $ 43,640  $ 41,107   $41,499  $37,624
                               ========  ========  ========   =======  =======


                See accompanying notes to financial statements.

                          NORTH AMERICAN ANTENNA SITES
                           BUSINESS OF MOTOROLA, INC.

                            STATEMENTS OF CASH FLOWS

         Years ended December 31, 1996, 1997, and 1998 and the quarters ended March 28, 1998 (unaudited) and April 3, 1999 (unaudited)
                             (dollars in thousands)

                                Years ended December 31,       Quarters ended
                               ----------------------------  ------------------
                                                             March 28, April 3,
                                 1996      1997      1998      1998      1999
                               --------  --------  --------  --------- --------
                                                                (unaudited)
Cash flows from operating
 activities:
 Net income................... $  6,495  $  6,646  $  6,650   $ 1,489  $ 2,176
 Adjustments to reconcile net
  income to net cash provided
  by operating activities:
  Depreciation and
   amortization...............    9,292     9,271     8,476     2,186    2,185
  Allowance for doubtful
   accounts...................     (124)      148      (178)      (98)     185
  Change in assets and
   liabilities:
   Accounts receivable........    2,879    (1,358)    1,194      (145)    (995)
   Prepaid rent...............     (766)      479       431      (130)    (569)
   Accounts payable...........     (391)      229      (121)     (339)    (199)
   Accrued expenses and
    deferred revenue..........     (843)      391      (463)    2,360    2,989
                               --------  --------  --------   -------  -------
    Net cash provided by
     operating activities.....   16,542    15,806    15,989     5,323    5,772
                               --------  --------  --------   -------  -------
Cash used in investing
 activities--capital
 expenditures.................   (6,596)   (8,922)   (6,806)   (1,693)    (113)
                               --------  --------  --------   -------  -------
Cash used in financing
 activities--net cash
 transferred to Parent........   (9,946)   (6,884)   (9,183)   (3,630)  (5,659)
                               --------  --------  --------   -------  -------
    Cash at beginning and end
     of period................ $    --   $    --   $    --    $   --   $   --
                               ========  ========  ========   =======  =======


                See accompanying notes to financial statements.

                          NORTH AMERICAN ANTENNA SITES
                           BUSINESS OF MOTOROLA, INC.

                         NOTES TO FINANCIAL STATEMENTS

      Years ended December 31, 1996, 1997, and 1998 and the quarters ended
            March 28, 1998 (unaudited) and April 3, 1999 (unaudited)
                             (dollars in thousands)

(1) Description of Business

   The primary function of the North American Antenna Sites Business of Motorola, Inc. (Business) is the renting, managing, and operating of antenna and transmitter space on communication towers and provides related services to and for companies using or providing cellular telephone, personal communications services, paging, microwave, and specialized mobile radio services. The Business currently owns, manages, and/or leases approximately 2,000 communication tower sites located in both the United States and Canada.

   The Business is wholly-owned by its parent, Motorola, Inc. (Parent).

(2) Basis of Presentation

   The accompanying financial statements have been prepared in accordance with generally accepted accounting principles utilizing the accounting practices and procedures of its Parent and have been derived from the accounting records of the Parent. The financial statements include allocations for common services provided by the Parent and are not necessarily indicative of the financial position, results of operations, or cash flows had the Business operated as a stand-alone entity.

   The statements of net assets, statements of operations and changes in net assets, and statements of cash flows as of and for the quarters ended March 28, 1998 and April 3, 1999 are unaudited but include, in the opinion of management of the Business, all adjustments, consisting only of normal recurring items, necessary for a fair presentation of such financial statements.

   The Business' cash resources are managed under a centralized system wherein receipts are deposited to the Parent's corporate accounts and disbursements are centrally funded. Accordingly, cash, income taxes, and other common services or activities provided by the Parent and related-party transactions are reflected as a change in the net assets account.

   Where it is possible to specifically identify operating costs with the activities of the Business, these amounts have been charged or credited directly to the Business without allocation or apportionment.

   Expenses for certain common services provided by the Parent, such as cash management and other treasury services, legal, patent, tax, insurance administration, payroll administration, corporate accounting, audit, and human resources have been included in the financial statements. Expenses for common services provided by the Parent have been allocated to the Business based on a budget formula that was agreed upon at the beginning of each year. Individual expense categories are generally allocated on the basis of revenue or other measures of business unit activity levels.

   In management's opinion, the methods employed in allocating the expenses described above are reasonable. However, the amounts may not represent the amounts that would have been incurred had these transactions occurred with third parties at "arm's length".

(3) Summary of Significant Accounting Policies

 (a) Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                          NORTH AMERICAN ANTENNA SITES
                           BUSINESS OF MOTOROLA, INC.

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

      Years ended December 31, 1996, 1997, and 1998 and the quarters ended
            March 28, 1998 (unaudited) and April 3, 1999 (unaudited)
                             (dollars in thousands)

liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (b) Property and Equipment

   Property and equipment is stated at cost. Depreciation of antenna towers and related equipment is calculated using accelerated and straight-line methods over the estimated useful lives of the assets, which are five to seven years. Depreciation of buildings is calculated using accelerated methods over the estimated useful lives of the assets, which are twenty years. Depreciation of office equipment is calculated using accelerated and straight-line methods over the estimated useful lives of the assets, which are three to seven years. Depreciation of automobiles is calculated using straight-line methods over the estimated useful lives of the assets, which are two to four years.

   Repairs and maintenance are expensed as incurred and betterments are capitalized.

 (c) Goodwill

   The excess of cost over fair value of antenna sites acquired is amortized on a straight-line basis over its estimated useful life of ten years.

 (d) Deferred Revenue

   Deferred revenue consists of advance site rent payments from customers. The amount is amortized to revenue when the Business provides the customer with the site rental service.

 (e) Revenue Recognition

   Revenues are recognized as tower services are provided. Amounts received prior to services being performed are deferred until such time as the revenue is earned.


 (f) Income Taxes

   The Business represents a business unit of Motorola, Inc. and as such does not file separate income tax returns. The results of operations are included in the consolidated tax return of the Parent. The income tax provision included in the accompanying statements of operations and changes in net assets has been computed as if the Business were a separate company.

   Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income taxes are settled through net transfers to Parent.

 (g) Concentration of Customer and Credit Risks

   The Business' customers are comprised of wireless communication providers who rent antenna and transmitter space on the Business' antenna towers. Financial instruments which potentially subject the Business to concentrations of credit risk consist principally of accounts receivable. As of December 31,

                          NORTH AMERICAN ANTENNA SITES
                           BUSINESS OF MOTOROLA, INC.

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

      Years ended December 31, 1996, 1997, and 1998 and the quarters ended
            March 28, 1998 (unaudited) and April 3, 1999 (unaudited)
                             (dollars in thousands)

1997 and 1998, one customer accounted for 11% and 24% of the total accounts receivable balance, respectively. For the years ended December 31, 1996, 1997, and 1998, the Parent accounted for 11%, 10%, and 9% of net revenue, respectively and one other customer accounted for 24%, 21%, and 18% of net revenue, respectively.

   Accounts receivable are generally unsecured; management believes its allowance for doubtful accounts is adequate to cover any exposure to loss.

 (h) Fair Values of Financial Instruments

   The Business believes that the carrying amounts of its financial instruments, consisting of accounts receivable, accounts payable, and accrued expenses, approximate the fair value of such items due to the short term nature of these instruments.

 (i) Reclassifications

   Certain amounts in prior years' financial statements and related notes have been reclassified to conform to the 1998 presentation. In addition, certain amounts previously classified as an element of net assets have been reclassified to property and equipment and prepaid rent to properly reflect the assets that are specifically identifiable to the Business.


(4) Property and Equipment

     Property and equipment consists of the following:

                                                              December 31,
                                                           --------------------
                                                             1997       1998
                                                           ---------  ---------
   Antenna towers and related equipment................... $ 107,481  $ 107,313
   Buildings..............................................    32,365     33,620
   Land...................................................     5,750      5,822
   Office equipment.......................................     2,501      2,420
   Automobiles............................................     1,419      1,407
                                                           ---------  ---------
                                                             149,516    150,582
   Less accumulated depreciation..........................  (107,923)  (111,049)
                                                           ---------  ---------
                                                           $  41,593  $  39,533
                                                           =========  =========

                          NORTH AMERICAN ANTENNA SITES
                           BUSINESS OF MOTOROLA, INC.

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

      Years ended December 31, 1996, 1997, and 1998 and the quarters ended
            March 28, 1998 (unaudited) and April 3, 1999 (unaudited)
                             (dollars in thousands)


(5) Accrued Expenses

     Accrued expenses consist of the following:

                                                                  December 31,
                                                                  -------------
                                                                   1997   1998
                                                                  ------ ------
   Accrued real estate taxes..................................... $  200 $  200
   Accrued bonus.................................................    799    --
   Accrued vacation..............................................    172    193
   Accrued commissions...........................................     84    132
   Accrued rent..................................................    945  1,221
   Accrued other.................................................    257    242
                                                                  ------ ------
                                                                  $2,457 $1,988
                                                                  ====== ======

(6) Related-party Transactions

   Details with respect to the net transfers from (to) Parent, follow:

                                                   Years ended December 31,
                                                  ----------------------------
                                                    1996      1997      1998
                                                  --------  --------  --------
   Cash receipts by the Parent on behalf of the
    Business....................................  $(90,297) $(87,735) $(86,624)
   Cash disbursements by the Parent on behalf of
    the Business................................    76,033    76,453    73,059
   Current and deferred income tax liabilities..     4,318     4,398     4,382
                                                  --------  --------  --------
                                                  $ (9,946) $ (6,884) $ (9,183)
                                                  ========  ========  ========

   Employees of the Business are eligible for various benefits under programs maintained by the Parent. Related liabilities or assets are not included in the Business' financial statements but rather are reported as an element of net assets.

   The Business engages in transactions with its Parent in the normal course of its business. These transactions include the renting of antenna tower space and the allocation of certain expenses.

   In management's opinion, the foregoing transactions were consummated based on amounts agreed upon between the respective parties and are reasonable. However, these amounts may not represent the amounts that would have been incurred has these transactions occurred with third parties at "arms-length."

                         NORTH AMERICAN ANTENNA SITES
                          BUSINESS OF MOTOROLA, INC.

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

     Years ended December 31, 1996, 1997, and 1998 and the quarters ended
           March 28, 1998 (unaudited) and April 3, 1999 (unaudited)
                            (dollars in thousands)


(7) Income Taxes

   Income tax expense (benefit) for the years ended December 31, 1996, 1997, and 1998 consists of:

                                                       Current Deferred  Total
                                                       ------- --------  ------
   Year ended December 31, 1996:
     U.S. Federal..................................... $4,415  $(1,239)  $3,176
     State and local..................................    949     (267)     682
     Foreign..........................................    460      --       460
                                                       ------  -------   ------
                                                       $5,824  $(1,506)  $4,318
                                                       ======  =======   ======
   Year ended December 31, 1997:
     U.S. Federal..................................... $4,759  $(1,409)  $3,350
     State and local..................................  1,023     (303)     720
     Foreign..........................................    328      --       328
                                                       ------  -------   ------
                                                       $6,110  $(1,712)  $4,398
                                                       ======  =======   ======
   Year ended December 31, 1998:
     U.S. Federal..................................... $3,069  $   370   $3,439
     State and local..................................    660       80      740
     Foreign..........................................    203      --       203
                                                       ------  -------   ------
                                                       $3,932  $   450   $4,382
                                                       ======  =======   ======

   Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes as a result of the following:

                                                     Years ended December 31,
                                                    --------------------------
                                                      1996     1997     1998
                                                    -------- -------- --------
   Income tax expense at statutory rate............ $  3,785 $  3,866 $  3,861
   Increase in tax expense resulting from:
     State and local income taxes, net of Federal
      benefit......................................      444      468      481
     Taxes on non-U.S. earnings....................       89       64       40
                                                    -------- -------- --------
                                                    $  4,318 $  4,398 $  4,382
                                                    ======== ======== ========

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

                                                               December 31,
                                                              ----------------
                                                               1997     1998
                                                              -------  -------
   Deferred tax assets--liabilities not currently deductible
    for tax purposes........................................  $   944  $   729
   Deferred tax liabilities--property and equipment,
    principally due to differences in depreciation..........   (1,850)  (2,085)
                                                              -------  -------
     Net deferred tax liability.............................  $  (906) $(1,356)
                                                              =======  =======

                          NORTH AMERICAN ANTENNA SITES
                           BUSINESS OF MOTOROLA, INC.

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

      Years ended December 31, 1996, 1997, and 1998 and the quarters ended
            March 28, 1998 (unaudited) and April 3, 1999 (unaudited)
                             (dollars in thousands)


   The foregoing net deferred tax liability has been settled through Transfers to Parent and is included as a component of net assets at December 31, 1997 and 1998.

(8) Commitments and Contingencies

 Leases

   Certain antenna sites are leased by the Business under operating leases with noncancelable lease terms expiring at various dates through 2029. Future minimum payments under these lease agreements are as follows:

       Year ending
       December 31,                                                     Amount
       ------------                                                     -------
        1999........................................................... $ 6,055
        2000...........................................................   5,372
        2001...........................................................   4,546
        2002...........................................................   3,621
        2003...........................................................   3,431
        Thereafter.....................................................  15,299
                                                                        -------
                                                                        $38,324
                                                                        =======

   Rent expense for the years ended December 31, 1996, 1997, and 1998 amounted to $37,319, $38,895, and $38,484, respectively, and is reported in the statements of operations as an element of direct tower costs.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
MobileMedia Communications, Inc. and Subsidiaries

   We have audited the accompanying balance sheets of the tower operations (the "Tower Operations") of MobileMedia Communications, Inc. and Subsidiaries (the "Parent") as of December 31, 1997 and 1996 and the related statements of income, changes in net tower operation assets, and cash flows for the years then ended. These financial statements are the responsibility of the Parent's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Tower Operations of MobileMedia Communications, Inc. and Subsidiaries as of December 31, 1997 and 1996 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

   As discussed in Note 4, on July 7, 1998, MobileMedia Corporation and the Parent entered into an agreement to sell certain assets of the Tower Operations to Pinnacle Towers Inc. Tower Operations is not a separate legal entity, subsidiary, division or segment of the Parent and, accordingly, it has no independent financing sources. On January 30, 1997, MobileMedia, the Parent and all seventeen of the Parent's subsidiaries (collectively with the Parent and MobileMedia, the "Debtors"), filed for protection under Chapter 11 of Title 11 of the United States Code. The Debtors are operating as debtors-in-possession and are subject to the jurisdiction of the United State Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Accordingly, the aforementioned sale transaction is subject to Bankruptcy Court approval. Management believes it will receive the consent of its debt holders and the Bankruptcy Court for the sale of the Tower Operations free and clear of all liens. As a result of the uncertainties of the Debtor's bankruptcy and the collateralization of the Tower Operations' assets, and the potential effect on the Tower Operations' assets, there is substantial doubt that the Tower Operations would continue as a going concern if the necessary consents are not received or if for some other reason the sale transaction is not consummated. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                          /s/ Ernst & Young LLP

MetroPark, New Jersey
July 13, 1998

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES
                                TOWER OPERATIONS
   (A Carve-Out Entity of MobileMedia Communications, Inc. and Subsidiaries)

                                 BALANCE SHEETS

                                                            December 31,
                                           June 30,    -----------------------
                                             1998         1997         1996
                                          -----------  -----------  ----------
                                          (Unaudited)
Assets
Current assets:
 Accounts receivable (net of allowance
  for doubtful accounts of $80,000,
  $57,000 and $18,000 at June 30, 1998,
  December 31, 1997 and 1996,
  respectively).......................... $   283,294  $   196,307  $  179,960
 Prepaid site lease rentals..............      46,248       49,710      46,934
                                          -----------  -----------  ----------
    Total current assets.................     329,542      246,017     226,894
Property and equipment:
 Land....................................   2,401,987    2,401,987   2,401,987
 Tower assets and other equipment........   4,910,330    4,891,859   4,670,431
 Less accumulated depreciation...........  (1,544,396)  (1,279,937)   (758,456)
                                          -----------  -----------  ----------
Net property and equipment...............   5,767,921    6,013,909   6,313,962
                                          -----------  -----------  ----------
    Total assets......................... $ 6,097,463  $ 6,259,926  $6,540,856
                                          ===========  ===========  ==========
Liabilities and net tower operation
 assets
Liabilities:
 Accounts payable........................ $   214,316  $   520,318  $  282,045
 Unearned revenue........................     172,829      165,241      29,411
                                          -----------  -----------  ----------
                                              387,145      685,559     311,456
Commitments and contingencies
Net tower operation assets...............   5,710,318    5,574,367   6,229,400
                                          -----------  -----------  ----------
    Total liabilities and net tower oper-
     ation assets........................ $ 6,097,463  $ 6,259,926  $6,540,856
                                          ===========  ===========  ==========

                            See accompanying notes.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES
                                TOWER OPERATIONS
   (A Carve-Out Entity of MobileMedia Communications, Inc. and Subsidiaries)

                              STATEMENTS OF INCOME

                                    Six months ended
                                 ----------------------
                                                         Year ended December 31,
                                  June 30,    June 30,   -----------------------
                                    1998        1997        1997        1996
                                 ----------- ----------  ----------- -----------
                                 (Unaudited) (Unaudited)
Revenues........................ $1,262,201  $1,246,855  $ 2,500,185 $ 2,608,321
Expenses:
 Operations.....................    513,105     525,572    1,113,663   1,001,018
 General and administrative.....    283,413     292,413      609,179     540,015
 Depreciation...................    264,459     257,576      521,481     489,271
                                 ----------  ----------  ----------- -----------
    Total expenses..............  1,060,977   1,075,561    2,244,323   2,030,304
                                 ----------  ----------  ----------- -----------
Net income...................... $  201,224  $  171,294  $   255,862 $   578,017
                                 ==========  ==========  =========== ===========




                            See accompanying notes.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES
                                TOWER OPERATIONS
   (A Carve-Out Entity of MobileMedia Communications, Inc. and Subsidiaries)

              STATEMENTS OF CHANGES IN NET TOWER OPERATION ASSETS

Net tower operation assets as of December 31, 1995.................. $3,958,877
 Net income.........................................................    578,017
 Net activity with Parent...........................................  1,692,506
                                                                     ----------
Net tower operation assets as of December 31, 1996..................  6,229,400
 Net income.........................................................    255,862
 Net activity with Parent...........................................   (910,895)
                                                                     ----------
Net tower operation assets as of December 31, 1997..................  5,574,367
 Net income (unaudited).............................................    201,224
 Net activity with Parent (unaudited)...............................    (65,273)
                                                                     ----------
Net tower operation assets as of June 30, 1998 (unaudited).......... $5,710,318
                                                                     ==========



                            See accompanying notes.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES
                                TOWER OPERATIONS
   (A Carve-Out Entity of MobileMedia Communications, Inc. and Subsidiaries)

                            STATEMENTS OF CASH FLOWS

                                Six months ended
                             ----------------------
                                                     Year ended December 31,
                              June 30,    June 30,   -------------------------
                                1998        1997        1997          1996
                             ----------- ----------  -----------  ------------
                             (Unaudited) (Unaudited)
Operating activities
Net income.................   $ 201,224  $ 171,294   $   255,862  $    578,017
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
  Depreciation.............     264,459    257,576       521,481       489,271
  Change in operating as-
   sets and liabilities:
    Accounts receivable....     (86,987)    (6,186)      (16,347)      (50,889)
    Prepaid expenses.......       3,462     (2,777)       (2,776)          --
    Accounts payable.......    (306,002)   131,694       238,273       248,015
    Unearned revenue.......       7,588     89,654       135,830       (27,082)
                              ---------  ---------   -----------  ------------
Net cash provided by oper-
 ating activities..........      83,744    641,255     1,132,323     1,237,332
Investing activities
Tower acquisitions and cap-
 ital expenditures.........     (18,471)  (216,973)     (221,428)   (2,929,838)
                              ---------  ---------   -----------  ------------
Net cash used in investing
 activities................     (18,471)  (216,973)     (221,428)   (2,929,838)
Financing activities
Net activity with Parent...     (65,273)  (424,282)     (910,895)    1,692,506
                              ---------  ---------   -----------  ------------
Net cash (used in) provided
 by financing activities...     (65,273)  (424,282)     (910,895)    1,692,506
                              ---------  ---------   -----------  ------------
Net increase in cash.......         --         --            --            --
Cash at beginning of peri-
 od........................         --         --            --            --
                              ---------  ---------   -----------  ------------
Cash at end of period......   $     --   $     --    $       --   $        --
                              =========  =========   ===========  ============


                            See accompanying notes.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES
                                TOWER OPERATIONS
   (A Carve-Out Entity of MobileMedia Communications, Inc. and Subsidiaries)

                         NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

 Basis of Presentation

   The accompanying financial statements present the financial position and the results of operations of the tower operations (the "Tower Operations") of MobileMedia Communications, Inc. and Subsidiaries (the "Parent"), which includes the Parent's business of leasing space on the 163 tower sites that are being acquired by Pinnacle Towers Inc. ("Pinnacle") (see Note 4) to customers in the broadcast and wireless communication industries. The Parent also utilizes the tower sites for its own transmitter systems.

   Tower Operations is not a separate legal entity, subsidiary, division or segment of the Parent and, accordingly, it has no independent financing sources. All funding has been summarized in the accompanying financial statements as "Net activity with Parent".

   The financial statements of the Tower Operations business have been derived from the financial statements of the Parent and have been prepared to present the financial position, results of operations, and cash flows on a stand-alone basis. All revenues and expenses specifically identifiable to Tower ownership are included. Additionally, the accompanying financial statements include certain costs and expenses that have been allocated to the Tower business from the Parent. These costs have been allocated on a pro rata basis primarily based upon revenues or total costs of certain infrastructure operations, depending upon the nature of the cost.

   On January 30, 1997, MobileMedia Corporation ("MobileMedia"), the Parent and all seventeen of the Parent's subsidiaries (collectively with the Parent and MobileMedia, the "Debtors"), filed for protection under Chapter 11 of Title 11 of the United States Code. The Debtors are operating as debtors-in-possession and are subject to the jurisdiction of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court").

 Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

 Concentrations of Credit Risk

   The owned tower site lease receivables potentially subject the business to credit risk, as the Tower Operations generally does not require collateral or other security to support customer receivables. The carrying amount of the Tower Operations receivables approximates fair value.

 Property and Equipment

   Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives, which vary from 5 to 29 years.

 Impairment of Long-Lived Assets

   Management periodically reviews the values assigned to long-lived assets to determine whether any impairments are other than temporary. Management believes that no impairment exists with respect to the long-lived assets in the accompanying balance sheets.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES
                                TOWER OPERATIONS
   (A Carve-Out Entity of MobileMedia Communications, Inc. and Subsidiaries)

                   NOTES TO FINANCIAL STATEMENTS--(continued)

 Revenue Recognition

   The Tower Operations earns revenues by leasing space on its towers to customers in the broadcast and communication industries or to customers that have internal communication systems. Lease revenues are recognized on a periodic basis over the non-cancelable lease term. The effect of escalation clauses within such leases is not material. No revenue is recognized in the accompanying financial statements related to the Parent's usage of space on the Tower Operations towers.

 Allocation of Expenses

   Certain administrative expenses were allocated from the Parent based on the ratio of revenue generated from the Tower Operations to the Parent's revenues from services, rents and maintenance. Additionally, certain operational expenses were allocated from the Parent based on the estimated percentage of such costs which are deemed to be applicable to the Tower Operations. Management believes that these are the most appropriate methodologies for allocating such expenses.

 Income Taxes

   The Tower Operations is not in itself a taxable entity and no provision or benefit for United States federal or state income taxes has been recorded.

 Unaudited Interim Financial Statements

   The interim financial information as of June 30, 1998 and the six months ended June 30, 1998 and 1997 contained herein is unaudited but, in the opinion of management, includes all adjustments of a normal recurring nature which are necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. Results of operations for the periods presented herein are not necessarily indicative of results of operations for the entire year.

2. Commitments and Contingencies

   The Tower Operations' property and equipment are part of the collateral for MobileMedia's secured debt. MobileMedia is seeking the consent of the secured debt holders and the Bankruptcy Court for the sale of certain assets of the Tower Operations to Pinnacle free and clear of the liens (see Note 4). Management believes it will receive such consents from the secured debt holders and the Bankruptcy Court.

   The land on which certain towers are constructed is leased pursuant to operating leases. Rental expenses under operating leases were approximately $277,000, $298,000, $597,000 and $563,000 for the six months ended June 30,
1998 (unaudited) and 1997 (unaudited) and the years ended December 31, 1997 and 1996, respectively. The effect of escalation clauses within such leases is not material. At December 31, 1997, the aggregate minimum rental commitments under leases were as follows:

      1998........................................................... $  570,916
      1999...........................................................    454,913
      2000...........................................................    330,408
      2001...........................................................    203,091
      2002...........................................................    177,582
      Thereafter.....................................................    639,760
                                                                      ----------
                                                                      $2,376,670
                                                                      ==========

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES
                                TOWER OPERATIONS
   (A Carve-Out Entity of MobileMedia Communications, Inc. and Subsidiaries)

                   NOTES TO FINANCIAL STATEMENTS--(continued)

   One ground lease, which extends until October 2003, stipulates that the tower on the land becomes the property of the city in which it is located upon expiration of the lease.

   One tower asset represents an exclusive lease agreement for use of the tower by the Tower Operations. Additionally, the Company believes that it has title to all Tower Operations land; however, for one such parcel, the Tower Operations may only have an easement to use the property.

3. Impact of Year 2000 (Unaudited)

   The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Parent's computer programs that have time-sensitive software may recognize a date using "00" as the Year 1900 rather than the Year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

   While the Parent is aware that certain of its software requires modification, it is in the process of determining the full extent that it will be required to modify or replace significant portions of its software so that its computer systems function properly with respect to dates in the Year 2000 and thereafter. If such modifications and conversions are not made, or are not completed timely, the Year 2000 issue could have a material impact on the operations of the Parent and the Tower Operations.

4. Subsequent Event--Sale and Leaseback of Tower Assets

   On July 7, 1998, MobileMedia and the Parent entered into an agreement to sell 163 towers and 49 parcels of land related to the Tower Operations to Pinnacle Towers Inc. for $170,000,000. The transaction also includes the assignment of leases and related lease payments for 89 land leases related to towers included in the sale. It is anticipated that such transaction will close on August 25, 1998, subject to the approval of the Bankruptcy Court.

   In connection with the transaction, MobileMedia and the Parent will enter into a lease agreement with Pinnacle in which the Parent will lease space on towers for 683 transmitters for a period of fifteen years at a cost of $1,300 per month per transmitter.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Southern Communications Services, Inc.:

   We have audited the accompanying balance sheets of the tower operations (the "Tower Operations" or "Company") of SOUTHERN COMMUNICATIONS SERVICES, INC. (a Delaware corporation) as of December 31, 1997 and 1996 and the related statements of operations, changes in accumulated deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Tower Operations of Southern Communications Services, Inc. as of December 31, 1997 and 1996 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP
Arthur Andersen LLP
Atlanta, Georgia
February 20, 1998

                     SOUTHERN COMMUNICATIONS SERVICES, INC.
                                TOWER OPERATIONS
         (A carve-out entity of Southern Communications Services, Inc.)

                                 BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                                          1997         1996
                                                       -----------  -----------
                        Assets
Current Assets:
  Accounts receivable................................. $    39,459  $   169,994
  Prepaids and other..................................     117,599      102,942
                                                       -----------  -----------
    Total current assets..............................     157,058      272,936
                                                       -----------  -----------
Property and Equipment, at cost:
  Tower investment....................................  40,191,788   38,139,393
  Less accumulated depreciation.......................  (3,875,184)  (1,928,510)
                                                       -----------  -----------
    Net property and equipment........................  36,316,604   36,210,883
                                                       -----------  -----------
    Total assets...................................... $36,473,662  $36,483,819
                                                       ===========  ===========
         Liabilities and Accumulated Deficit
Current Liabilities:
  Accounts Payable.................................... $    78,342  $   115,865
Due to Parent.........................................  40,930,277   39,007,286
Commitments and Contingencies
Accumulated Deficit...................................  (4,534,957)  (2,639,332)
                                                       -----------  -----------
    Total liabilities and accumulated deficit......... $36,473,662  $36,483,819
                                                       ===========  ===========


        The accompanying notes are an integral part of these statements.

                     SOUTHERN COMMUNICATIONS SERVICES, INC.
                                TOWER OPERATIONS
         (A carve-out entity of Southern Communications Services, Inc.)

                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                         1997         1996
                                                      -----------  -----------
Revenues............................................. $ 1,017,305  $   349,428
Expenses:
  Operations.........................................     876,614      748,001
  Administrative and General.........................      89,642       54,072
  Depreciation.......................................   1,946,674    1,810,282
                                                      -----------  -----------
  Total expenses.....................................   2,912,930    2,612,355
                                                      -----------  -----------
Net Loss............................................. $(1,895,625) $(2,262,927)
                                                      ===========  ===========



        The accompanying notes are an integral part of these statements.

                     SOUTHERN COMMUNICATIONS SERVICES, INC.
                                TOWER OPERATIONS
         (A carve-out entity of Southern Communications Services, Inc.)

                  STATEMENTS OF CHANGES IN ACCUMULATED DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

Accumulated Deficit as of December 31, 1995....................... $  (376,405)
Net Loss..........................................................  (2,262,927)
                                                                   -----------
Accumulated Deficit as of December 31, 1996.......................  (2,639,332)
Net Loss..........................................................  (1,895,625)
                                                                   -----------
Accumulated Deficit as of December 31, 1997....................... $(4,534,957)
                                                                   ===========



        The accompanying notes are an integral part of these statements.

                     SOUTHERN COMMUNICATIONS SERVICES, INC.
                                TOWER OPERATIONS
         (A carve-out entity of Southern Communications Services, Inc.)

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                          1997         1996
                                                       -----------  -----------
Cash Flows From Operating Activities:
  Net Loss...........................................  $(1,895,625) $(2,262,927)
  Adjustments to reconcile net loss to net cash used
   by operating activities:
   Depreciation......................................    1,946,674    1,810,282
   Changes in current assets and liabilities:
    Decrease (increase) in accounts receivable.......      130,535     (169,994)
    Decrease (increase) in prepaids and other........      (14,657)    (102,942)
    (Decrease) increase in accounts payable..........      (37,523)     115,865
                                                       -----------  -----------
      Total adjustments..............................    2,025,029    1,653,211
                                                       -----------  -----------
Net cash provided by (used in) operating activities..      129,404     (609,716)
                                                       -----------  -----------
Cash Flow From Investing Activities:
  Capital expenditures...............................   (2,052,395)  (8,657,518)
                                                       -----------  -----------
Net cash used by investing activities................   (2,052,395)  (8,657,518)
Cash Flow From Financing Activities:
  Change in Due to Parent............................    1,922,991    9,267,234
                                                       -----------  -----------
Net cash provided from financing activities..........    1,922,991    9,267,234
Increase In Cash.....................................  $         0  $         0
                                                       -----------  -----------
Cash at Beginning of Year............................  $         0  $         0
                                                       ===========  ===========
Cash at End of Year..................................  $         0  $         0
                                                       ===========  ===========


        The accompanying notes are an integral part of these statements.

                     SOUTHERN COMMUNICATIONS SERVICES, INC.
                                TOWER OPERATIONS
         (A carve-out entity of Southern Communications Services, Inc.)

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

   The accompanying financial statements present the financial position and the results of operations of the Tower Operations (the "Company") of Southern Communications Services, Inc. (the "Parent"), which include the Parent's business of leasing space on the 201 tower sites that are being acquired by Pinnacle Towers Inc. ("Pinnacle") (See Note 4) to customers in the broadcast and wireless communication industries. Tower leasing has been incidental to the Parent's communications services business, and it has had no concentrated marketing and sales effort to generate revenues from tower leases.

   Tower Operations is not a separate subsidiary, division or segment of the Parent. The financial statements of the Tower Operations business have been derived from the financial statements of the Parent and have been prepared to present the financial position, results of operations, and cash flows on a stand-alone basis. All revenues and expenses specifically identifiable to tower ownership are included. Additionally, the accompanying financial statements include certain costs and expenses that have been allocated to the tower business from the Parent. These costs have been allocated on a pro rata basis primarily on either revenues or total costs of infrastructure operations, depending upon the nature of the cost. Management believes this allocation methodology is reasonable.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Credit Risk

   The owned tower site lease receivables potentially subject the business to credit risk, as collateral is generally not required. The business risk of loss is limited due to the significant number of leases with affiliated companies and the superior credit ratings of non-affiliated lessees. The carrying amount of the Company's receivables approximates fair value.

 Property and Equipment

   Towers are recorded at cost and include certain capitalized overhead costs (primarily engineering). Depreciation is computed using the straight-line method over the estimated useful lives of its towers, which are 20 years.

 Long-Lived Assets

   The business periodically reviews the values assigned to long-lived assets to determine whether any impairments are other than temporary. Management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.

 Income Taxes

   The Company is not in itself a taxable entity, and no provision or benefit for United States federal or state income taxes has been recorded.

                     SOUTHERN COMMUNICATIONS SERVICES, INC.
                                TOWER OPERATIONS
         (A carve-out entity of Southern Communications Services, Inc.)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

 Revenue Recognition

   The Company earns revenues by leasing space on its towers to customers in the broadcast and communication industries or to customers that have internal communication systems. Lease revenues are recognized on a straight-line basis over the noncancelable lease term.

2. COMMITMENTS AND CONTINGENCIES

 Leases

   The Company leases land for certain tower sites under long-term operating leases. The majority of these leases contain renewal provisions which generally require renewals to be exercised at market rates. Rental expense for the years ended December 31, 1997 and 1996 totaled $228,688 and $195,075, respectively, and are included in Operations Expense in the accompanying statements of operations.

   Future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997 are as follows (in thousands):

   1998.............................................................. $  240,320
   1999..............................................................    240,320
   2000..............................................................    218,840
   2001..............................................................    203,544
   2002 and thereafter...............................................    854,096
                                                                      ----------
   Total............................................................. $1,757,120
                                                                      ==========

3. RELATED-PARTY TRANSACTIONS

   Certain specialized services are performed for the Company by Southern Company Services, Inc., an affiliate. Services provided include support in major functional areas, such as engineering, site acquisition, site leasing, benefits, cash management, legal, risk management, accounting, payroll, and taxes. These services are provided at cost and totaled $38,994 and $37,054 in 1997 and 1996, respectively.

   The Company purchases electrical power and leases land for towers from affiliated companies. The costs of these services were $117,061 and $112,623 in 1997 and 1996, respectively.

   The Company leases space on towers to certain of its affiliates. Revenues for these sales and services were $371,936 and $169,995 in 1997 and 1996, respectively.

   At December 31, 1997 and December 31, 1996, the Company owed approximately $26,574 and $71,267, respectively, to its affiliates for amounts due under the agreements discussed above.

                     SOUTHERN COMMUNICATIONS SERVICES, INC.
                                TOWER OPERATIONS
         (A carve-out entity of Southern Communications Services, Inc.)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


4. SALE AND LEASEBACK OF TOWER ASSETS

   On January 9, 1998, the Parent entered into a definitive agreement to sell 201 towers and 90 parcels of land to Pinnacle for a purchase price of $83,500,000 and received $6,000,000 from Pinnacle as a nonrefundable deposit for the transaction. The transaction also includes the assignment of leases and related lease payments for 111 land leases related to towers included in the sale. The transaction is expected to close on March 4, 1998. The sale price will be adjusted proportionately to the average price per tower site if the Parent or Pinnacle elect not to include certain sites in the transaction for certain casualty, title, or lease defects.

   In connection with the transaction, the Parent and Pinnacle have entered into a lease agreement in which the Parent will lease space on each tower included in the transaction for a period of 10 years at a cost of $1,500 per month per site. Five five-year option periods are included in the lease agreement.

   The Parent and Pinnacle have also entered into an option agreement, in which at the sole option of the Parent, Pinnacle may be used to construct up to 80 additional towers for the purpose of permitting the Parent to place thereon communications antenna and related equipment.

                       THIS PAGE INTENTIONALLY LEFT BLANK

                                     [LOGO]

You may rely only on the information contained in this Prospectus. We have not authorized anyone to provide information different from that contained in this Prospectus. Neither the delivery of this Prospectus nor sale of Common Stock means that information contained in this Prospectus is correct after the date of this Prospectus. This Prospectus is not an offer to sell or solicitation of an offer to buy these shares of Common Stock in any circumstances under which the offer or solicitation is unlawful.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
The Offering.............................................................   5
Our Summary Historical and Unaudited Pro Forma Consolidated Financial
 Data....................................................................   6
Risk Factors.............................................................   9
Disclosure Regarding Forward-Looking Statements..........................  19
Use of Proceeds..........................................................  19
Dilution.................................................................  20
Dividend Policy..........................................................  20
Price Range of Common Stock..............................................  21
Capitalization...........................................................  21
Our Unaudited Pro Forma Financial Data...................................  22
Our Selected Historical Consolidated Financial Data......................  31
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  33
Business.................................................................  41
Management and Directors.................................................  57
Selling Stockholders.....................................................  59
Description of Indebtedness..............................................  60
Description of Capital Stock.............................................  62
Shares Eligible for Future Sale..........................................  64
Certain Federal Income Tax Considerations................................  65
Underwriting.............................................................  77
Legal Matters............................................................  79
Experts..................................................................  79
Where You Can Find More Information......................................  79
Incorporation of Certain Documents by Reference..........................  80
Index to Financial Statements............................................ F-1

                    --------------------------------------

[Pinnacle Holdings Inc. Logo appears here]

 Pinnacle Holdings Inc.

 11,000,000 Shares

 Common Stock




 Deutsche Banc Alex. Brown

 Merrill Lynch & Co.

 Raymond James & Associates, Inc.

 Salomon Smith Barney

 Banc of America Securities LLC

 Prospectus

 July 22, 1999

                [ALTERNATE COVER FOR INTERNATIONAL PROSPECTUS]

[LOGO of PTI]

            ------------------------------------------------------
 Pinnacle Holdings Inc.
 11,000,000 Shares
 Common Stock

            ------------------------------------------------------

 This is a public offering of common stock of Pinnacle Holdings Inc. We are offering 11,000,000 shares of common stock of which 2,350,000 are being offered by the selling stockholders listed under the heading "Selling Stockholders" on page 59 and 8,650,000 are being offered by us. The international underwriters are offering 2,140,000 shares outside the United States and Canada and the U.S. underwriters are offering 8,860,000 shares in the United States and Canada.

 Our common stock trades on the Nasdaq National Market under the symbol "BIGT". On July 21, 1999, the last reported sale price of our common stock was $25.75 per share.

 Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

 NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                            Per
                                                           Share     Total
                                                          ------- ------------
   Public offering price                                  $25.00  $275,000,000
   Underwriting discounts and commissions                 $ 1.125 $ 12,375,000
   Proceeds, before expenses, to Pinnacle Holdings Inc.   $23.875 $206,518,750
   Proceeds, before expenses, to selling stockholders     $23.875 $ 56,106,250

 We and the selling stockholders have granted the underwriters the right to purchase up to 1,650,000 additional shares at the public offering price to cover any over-allotments.

 The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payments in Baltimore, Maryland on July 27, 1999.

 Deutsche Bank
    Merrill Lynch International
        Raymond James & Associates, Inc.
            Salomon Smith Barney International
               Bank of America International Limited

 The date of this Prospectus is July 22, 1999.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement (the "International Underwriting Agreement"), the underwriters named below (the "International Underwriters"), through their representatives Deutsche Bank AG London, Merrill Lynch International, Raymond James & Associates, Inc., Salomon Brothers International Limited and Bank of America International Limited (the "International Representatives") have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                                        Number
   Underwriter                                                         of Shares
   -----------                                                         ---------
Deutsche Bank AG London...............................................   535,000
Merrill Lynch International...........................................   428,000
Raymond James & Associates, Inc.......................................   428,000
Salomon Brothers International Limited................................   428,000
Bank of America International Limited.................................   321,000
                                                                       ---------
  Total............................................................... 2,140,000
                                                                       =========

   The Company has also entered into a U.S. and Canadian underwriting agreement (the "U.S. Underwriting Agreement") with certain U.S. and Canadian underwriters for whom Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Raymond James & Associates, Inc., Salomon Smith Barney Inc. and Banc of America Securities LLC (collectively the "U.S. Underwriters" and, together with the International Underwriters, the "Underwriters") are acting as representatives (the "U.S. Representatives" and, together with the International Representatives, the "Representatives"). Subject to the terms and conditions set forth in the U.S. Underwriting Agreement, and concurrently with the sale of 2,140,000 shares of Common Stock to the International Underwriters pursuant to the U.S. Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally and not jointly has agreed to purchase from the Company and the Selling Stockholders, an aggregate of 8,860,000 shares of Common Stock. The public offering price per share of Common Stock and the underwriting discount per share of Common Stock are identical under the International Underwriting Agreement and the U.S. Underwriting Agreement.

   In the International Underwriting Agreement and the U.S. Underwriting Agreement, the several International Underwriters and the U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of common stock being sold pursuant to such agreement are purchased. In the event of a default by an underwriter, the International Underwriting Agreement and the U.S. Underwriting Agreement provide that, in certain circumstances, the commitments of non-defaulting underwriters may be increased or the purchase agreements may be terminated. The closings with respect to the sale of shares of Common Stock to be purchased by the International Underwriters and the U.S. Underwriters are conditioned upon one another.

   The underwriting agreements provide that the obligations of the several Underwriters to purchase the shares of Common Stock offered hereby are subject to conditions. The Underwriters are obligated to purchase all of the shares of Common Stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

   The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to dealers at a price that represents a concession not in excess of

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS}

$1.125 per share under the public offering price. The Underwriters may allow, and these dealers may re-allow, a concession not in excess of $.10 per share to other dealers. The expenses of this offering, all of which are being paid by the Company, are estimated to be $1 million.

   The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 1,650,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriters may exercise this option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. To the extent that the Underwriters exercise the option, each of the Underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of Common Stock as the number of shares of Common Stock to be purchased by it in the above table bears to 11,000,000. The Company and the Selling Stockholders will be obligated, pursuant to the option, to sell these shares to the Underwriters to the extent the option is exercised. If any additional shares of Common Stock are purchased, the Underwriters will offer additional shares on the same terms as those on which the 11,000,000 shares are being offered.

   The Company has agreed to indemnify the Underwriters against some specified types of liabilities, including liabilities under the Securities Act.

   Certain of the Company's officers, directors and stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any portion of, any common stock for a period of 90 days after the effective date of the registration statement of which this Prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. The Company has entered into a similar agreement with Deutsche Bank Securities Inc.

   Deutsche Bank Securities Inc., a Representative of the U.S. Underwriters, acted as representative of the underwriters in connection with the IPO. An affiliate of Deutsche Bank Securities Inc. and Deutsche Bank AG London, a Representative of the International Underwriters, signed a commitment letter to purchase $20 million of shares of Series B Preferred Stock and signed a commitment letter to become a lender under our credit facility. Banc of America Securities LLC, an affiliate of Bank of America International Limited, was an initial purchaser of the 10% senior discount notes due 2008 of the Company. In addition, an affiliate of Banc of America Securities LLC and Bank of America International Limited is a lender and agent under our credit facility.

   In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with this offering, thus creating a short position in the Common Stock for their own account. Additionally, to cover these over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. Finally, the Representatives, on behalf of the Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer if the underwriting syndicate repurchases shares distributed by that Underwriter or dealer. Any of these activities may maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

                  [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for Pinnacle by Holland & Knight LLP, Tampa, Florida. Some legal matters related to this offering will be passed upon for the underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

   The financial statements for Pinnacle Holdings Inc. as of December 31, 1998 and 1997 and for each of the years in the three year period ended December 31, 1998 included in this Prospectus, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The financial statements of the Tower Operations of Southern Communications Services, Inc., as of December 31, 1997 and 1996 and for the years then ended, included in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

   The financial statements of MobileMedia Communications, Inc. and Subsidiaries Tower Operations at December 31, 1997 and 1996, and for the years then ended, appearing in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

   The financial statements of the North American Antenna Site Business of Motorola, Inc. as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998, have been included herein in reliance upon the report of KPMG LLP, independent auditors, and upon the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   Pinnacle has filed with the SEC a registration statement on Form S-3 pursuant to the Securities Act with respect to our Common Stock offered by this Prospectus. This prospectus does not contain all the information set forth in the registration statement, the exhibits and the schedule. For further information about Pinnacle and the securities offered by this Prospectus, reference is made to the registration statement and to the consolidated financial statements, exhibits and schedule filed as a part thereof.

   Pinnacle is subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and, in accordance therewith, files reports and other information with the SEC. The registration statement, the exhibits and schedule forming a part thereof and the reports and other information filed by Pinnacle with the SEC in accordance with the Exchange Act may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511. Copies of such materials or any part thereof may also be obtained from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Web site at http://www.sec.gov that contains reports, proxy statements and other information.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we sell all of the securities.

  . Annual Report on Form 10-K for the year ended December 31, 1998.

  . Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

   On request we will provide at no cost to each person, including any beneficial owner, who receives a copy of this Prospectus, a copy of any or all of the documents incorporated in this Prospectus by reference. We will not provide exhibits to any of such documents, however, unless such exhibits are specifically incorporated by reference into those documents. Written or telephone requests for such copies should be addressed to our principal executive offices, attention: Steven Day, Chief Financial Officer, 1549 Ringling Boulevard, Third Floor, Sarasota, Florida 34236, telephone number
(941) 364-8886.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


You may rely only on the information contained in this Prospectus. We have not authorized anyone to provide information different from that contained in this Prospectus. Neither the delivery of this Prospectus nor sale of Common Stock means that information contained in this Prospectus is correct after the date of this Prospectus. This Prospectus is not an offer to sell or solicitation of an offer to buy these shares of Common Stock in any circumstances under which the offer or solicitation is unlawful.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
The Offering.............................................................   5
Our Summary Historical and Unaudited Pro Forma Consolidated Financial
 Data....................................................................   6
Risk Factors.............................................................   9
Disclosure Regarding Forward-Looking Statements..........................  19
Use of Proceeds..........................................................  19
Dilution.................................................................  20
Dividend Policy..........................................................  20
Price Range of Common Stock..............................................  21
Capitalization...........................................................  21
Our Unaudited Pro Forma Financial Data...................................  22
Our Selected Historical Consolidated Financial Data......................  31
Management's Discussion and Analysis of Financial Condition and Results
 of Operation............................................................  33
Business.................................................................  41
Management and Directors.................................................  57
Selling Stockholders.....................................................  59
Description of Indebtedness..............................................  60
Description of Capital Stock.............................................  62
Shares Eligible for Future Sale..........................................  64
Certain Federal Income Tax Considerations................................  65
Underwriting.............................................................  77
Legal Matters............................................................  79
Experts..................................................................  79
Where You Can Find More Information......................................  79
Incorporation of Certain Documents by Reference..........................  80
Index to Financial Statements............................................ F-1

                     -------------------------------------

[Pinnacle Holdings Inc. Logo appears here]

 Pinnacle Holdings Inc.

 11,000,000 Shares

 Common Stock




 Deutsche Bank

 Merrill Lynch International

 Raymond James & Associates, Inc.

 Salomon Smith Barney International

 Bank of America International Limited

 Prospectus

 July 22, 1999